MANAGEMENT’S DISCUSSION AND ANALYSIS

13	Forward-looking statements
14	Non-GAAP measures
15	Financial highlights

Overview of Performance

16	Financial results: 2017 vs 2016
16	Medium Term Objectives
16	Shareholder returns
17	Economic outlook
17	Impact of foreign currency translation

Group Financial Performance

18	Net income
18	Net interest income
20	Non-interest income
21	Provision for credit losses
23	Non-interest expenses
24	Income taxes
25	Financial results review: 2016 vs 2015
27	Fourth quarter review
29	Trending analysis

Business Line Overview

30	Overview
31	Canadian Banking
34	International Banking
37	Global Banking and Markets
40	Other

Group Financial Condition

42	Statement of financial position
43	Capital management

53	Off-balance sheet arrangements
56	Financial instruments
57	Selected credit instruments – publically known risk items

Risk Management

58	Risk management framework
67	Credit risk
75	Market risk
82	Liquidity risk
91	Other risks

Controls and Accounting Policies

95	Controls and procedures
95	Critical accounting estimates
99	Future accounting developments
102	Regulatory developments
104	Related party transactions

Supplementary Data

105	Geographic information
108	Credit risk
113	Revenues and expenses
115	Selected quarterly information
116	Eleven-year statistical review

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2017 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2017 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

November 28, 2017

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MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the year ended October 31, 2017. The MD&A should be read in conjunction with the Bank’s 2017 Consolidated Financial Statements and Notes. This MD&A is dated November 28, 2017.

Additional information relating to the Bank, including the Bank’s 2017 Annual Report, are available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2017 Annual Report and Annual Information Form are available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

T1 Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated as follows:

	2017		2016		2015
For the year ended October 31 ($ millions)	Diluted EPS(1)		Diluted EPS(1)		Diluted EPS(1)
Net income attributable to common shareholders (diluted) (refer to Note 33)	$7,935	$6.49	$7,070	$5.77	$6,983	$5.67
2016 Restructuring charge	–	–	278	0.23	–	–
Net income attributable to common shareholders (diluted) adjusted for restructuring charge	7,935	6.49	7,348	6.00	6,983	5.67
Amortization of intangible assets, excluding software	60	0.05	76	0.05	65	0.05
Adjusted net income attributable to common shareholders (diluted)	$7,995	$6.54	$7,424	$6.05	$7,048	$5.72
Weighted average number of diluted common shares outstanding (millions)	1,223		1,226		1,232

(1)	Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

T2 Impact of the 2016 restructuring charge

The table below reflects the impact of the 2016 restructuring charge of $378 million pre-tax ($278 million after tax)(1).

For the year ended October 31, 2017 ($ millions)	Reported	Impact of the 2016 restructuring charge	Adjusted for the restructuring charge
Operating leverage	2.4%	(2.6)%	(0.2)%

For the year ended October 31, 2016 ($ millions)	Reported	Impact of the 2016 restructuring charge	Adjusted for the restructuring charge
Net income ($ millions)	$7,368	$278	$7,646
Diluted earnings per share	$5.77	$0.23	$6.00
Return on equity	13.8%	0.5%	14.3%
Productivity ratio	55.2%	(1.5)%	53.7%
Operating leverage	(1.9)%	2.9%	1.0%

(1)	Calculated using the statutory tax rates of the various jurisdictions.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

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T3 Financial highlights

As at and for the years ended October 31	2017	2016	2015
Operating results ($ millions)
Net interest income	15,035	14,292	13,092
Non-interest income	12,120	12,058	10,957
Total revenue	27,155	26,350	24,049
Provision for credit losses	2,249	2,412	1,942
Non-interest expenses	14,630	14,540	13,041
Income tax expense	2,033	2,030	1,853
Net income	8,243	7,368	7,213
Net income attributable to common shareholders	7,876	6,987	6,897
Operating performance
Basic earnings per share ($)	6.55	5.80	5.70
Diluted earnings per share ($)	6.49	5.77	5.67
Adjusted diluted earnings per share ($)(1)(2)	6.54	6.05	5.72
Return on equity (%)	14.6	13.8	14.6
Productivity ratio (%)	53.9	55.2	54.2
Operating leverage (%)	2.4	(1.9)	(1.6)
Core banking margin (%)(1)	2.46	2.38	2.39
Financial position information ($ millions)
Cash and deposits with financial institutions	59,663	46,344	73,927
Trading assets	98,464	108,561	99,140
Loans	504,369	480,164	458,628
Total assets	915,273	896,266	856,497
Deposits	625,367	611,877	600,919
Common equity	55,454	52,657	49,085
Preferred shares and other equity instruments	4,579	3,594	2,934
Assets under administration	470,198	472,817	453,926
Assets under management	206,675	192,702	179,007
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.5	11.0	10.3
Tier 1 capital ratio (%)	13.1	12.4	11.5
Total capital ratio (%)	14.9	14.6	13.4
Leverage ratio (%)	4.7	4.5	4.2
CET1 risk-weighted assets ($ millions)(3)	376,379	364,048	357,995
Liquidity coverage ratio (LCR) (%)	125	127	124
Credit quality
Net impaired loans ($ millions)(4)	2,243	2,446	2,085
Allowance for credit losses ($ millions)	4,327	4,626	4,197
Net impaired loans as a % of loans and acceptances(4)	0.43	0.49	0.44
Provision for credit losses as a % of average net loans and acceptances	0.45	0.50	0.43
Common share information
Closing share price ($)(TSX)	83.28	72.08	61.49
Shares outstanding (millions)
Average – Basic	1,203	1,204	1,210
Average – Diluted	1,223	1,226	1,232
End of period	1,199	1,208	1,203
Dividends paid per share ($)	3.05	2.88	2.72
Dividend yield (%)(5)	4.0	4.7	4.4
Market capitalization ($ millions)(TSX)	99,872	87,065	73,969
Book value per common share ($)	46.24	43.59	40.80
Market value to book value multiple	1.8	1.7	1.5
Price to earnings multiple (trailing 4 quarters)	12.7	12.4	10.8
Other information
Employees	88,645	88,901	89,214
Branches and offices	3,003	3,113	3,177

(1)	Refer to page 14 for a discussion of Non-GAAP measures.
(2)	Refer to table T1 Adjusted diluted earnings per share.
(3)	As at October 31, 2017, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.72, 0.77 and 0.81 to compute CET1, Tier 1 and Total Capital ratios, respectively.
(4)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(5)	Based on the average of the high and low common share price for the year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview of Performance

Financial Results: 2017 vs 2016

The Bank’s net income for the year was $8,243 million, up 12% from $7,368 million. Diluted earnings per share (EPS) were $6.49 compared to $5.77. Return on equity was 14.6% compared to 13.8%.

Adjusting for the impact of the restructuring charge in the prior year of $278 million after tax ($378 million pre-tax), or $0.23 per share1, net income and diluted earnings per share increased 8%. Return on equity was 14.6% compared to 14.3% last year on an adjusted basis.

Net income was positively impacted by increases in net interest income and banking fees, as well as lower provision for credit losses and a lower effective tax rate. Partially offsetting were lower trading revenues, as well as higher non-interest expenses and the unfavourable impact of foreign currency translation. Lower net gain on investment securities was partly offset by higher gains on sale of real estate. This year’s gain on sale of HollisWealth, a wealth management business, was lower than last year’s gain on sale of a non-core lease financing business (“gain on sale of businesses”) in Canadian Banking.

Net interest income increased $743 million or 5%, due primarily to growth in retail and commercial lending in Canadian Banking and International Banking, partly offset by the unfavourable impact of foreign currency translation. The core banking margin improved eight basis points to 2.46%, driven by higher margins in all business lines.

Non-interest income increased to $12,120 million from $12,058 million. Higher banking and credit card revenues were partly offset by lower trading revenues and lower fee and commission revenues due to the sale of HollisWealth business. Lower gain on sale of businesses in Canadian Banking, lower net gain on investment securities and the negative impact of foreign currency translation were partly offset by higher gains on sale of real estate.

Provision for credit losses was $2,249 million, down $163 million from last year, due primarily to lower provisions related to energy exposures and the impact of last year’s increase in the collective allowance against performing loans of $50 million. Lower commercial provisions in Canadian Banking and International Banking were partly offset by higher retail provisions. The provision for credit losses ratio improved five basis points to 45 basis points.

Non-interest expenses were $14,630 million this year compared to $14,540 million. Adjusting for the impact of the restructuring charge last year, non-interest expenses increased $468 million or 3%, reflecting higher employee costs, including pension and other benefit costs, as well as performance-based compensation and the impact of acquisitions. Increased investments in technology and digital banking also contributed to the year-over-year increase. Partly offsetting were savings from cost-reduction initiatives, the impact from the sale of a wealth management business, and the impact of foreign currency translation.

The productivity ratio was 53.9% compared to 55.2%, or 53.7% adjusting for the impact of the restructuring charge last year. Operating leverage was positive 2.4%, or negative 0.2% adjusting for the restructuring charge.

The provision for income taxes was $2,033 million in line with last year. The Bank’s effective tax rate for the year was 19.8% compared to 21.6%, due primarily to higher tax-exempt dividends related to client-driven equity trading activities and lower taxes in certain foreign jurisdictions this year.

The all-in Basel III Common Equity Tier 1 ratio was 11.5% as at October 31, 2017, compared to 11.0% last year, and remained well above the regulatory minimum.

Medium-term financial objectives

	2017 Results

	Reported	Adjusted(1)
Diluted earnings per share growth of 5-10%	12%	8%
Return on equity of 14%+	14.6%	14.6%
Achieve positive operating leverage	Positive 2.4%	Negative 0.2%
Maintain strong capital ratios	CET1 capital ratio of 11.5%	CET1 capital ratio of 11.5%

Shareholder Returns

In fiscal 2017, the total shareholder return on the Bank’s shares was 20.3%, which outperformed the 8.3% total return of the S&P/TSX Composite Index.

The total compound annual shareholder return on the Bank’s shares over the past five years was 13.7%, and 9.0% over the past 10 years. This exceeded the total annual return of the S&P/TSX Composite Index, which was 8.4% over the past five years and 3.9% over the last 10 years.

Quarterly dividends were raised twice during the year – a two cent increase effective the second quarter and a further three cent increase effective in the fourth quarter. As a result, dividends per share totaled $3.05 for the year, up 6% from 2016. The dividend payout ratio of 46.6% for the year was in line with the Bank’s target payout range of 40-50%.

C1 Closing common share price as at October 31

[1]	Refer to Non-GAAP Measures on page 14.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW OF PERFORMANCE

T4 Shareholder returns

For the years ended October 31	2017	2016	2015
Closing market price per common share ($)	83.28	72.08	61.49
Dividends paid ($ per share)	3.05	2.88	2.72
Dividend yield (%)(1)	4.0	4.7	4.4
Increase (decrease) in share price (%)	15.5	17.2	(10.9)
Total annual shareholder return (%)(2)	20.3	22.5	(7.0)
(1)	Dividend yield is calculated as the dividend paid divided by the average of the high and low common share price for the year.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

C2	Return to common shareholders

Share price appreciation plus dividends reinvested, 2007=100

Economic Outlook

The sources of global growth are strengthening and diversifying, both within countries and across regions. This synchronized global recovery is contributing to a re-assessment of monetary policy prospects in a number of countries, with a shift in both tone and action from several major central banks as they prepare to follow the US Fed’s lead and begin withdrawing exceptional stimulus measures. The Bank of Canada raised its overnight rate for the first time in nearly seven years in July 2017 and again in September, and the Bank of England followed earlier in November. The European Central Bank (ECB) and Bank of Japan are unlikely to change their policy stance in the near-term given weak inflation. While it is possible that this may increase volatility as markets digest the implications of reduced central bank support, this shift in stance from central bankers signals that global economic recovery is self-sustaining and less reliant on exceptional policy measures.

In Canada, GDP growth is now tracking to hit 3.1% in 2017. This is the highest annual growth rate since 2011 and puts Canada on track to be one of the fastest-growing countries in the industrialized world. As the US economy heads into the eighth year of its third-longest expansion on record, the fundamentals for continued solid growth remain in place, though any slack in the economy is rapidly closing.

In Latin America, economic growth is projected to substantially accelerate next year, but it is likely to be affected by political uncertainty stemming from looming presidential elections in Mexico, Chile, and Colombia, and political divisions in Peru. Similarly, investor support for Brazil will be intimately tied to the fate of the current government’s reform program.

In the Eurozone, survey indicators are extremely strong: they imply that GDP growth should continue to accelerate throughout 2017 to an annual average growth rate of 2.3%, twice the currency area’s potential growth rate. In contrast, the outlook for the UK has softened since earlier in the year and the headwinds to growth are expected to build through 2018.

The Chinese government will likely continue its sizeable fiscal injections to keep the economy’s growth trajectory in line with the official growth target of “around 6.5%” in 2017; we expect output to expand by 6.7% this year and 6.3% in 2018 as the level of policy support fades.

Impact of Foreign Currency Translation

The impact of foreign currency translation on net income is shown in the table below.

T5 Impact of foreign currency translation

	2017		2016		2015
For the fiscal years	Average exchange rate	% Change	Average exchange rate	% Change	Average exchange rate	% Change
U.S. Dollar/Canadian Dollar	0.765	1.4%	0.754	(6.4)%	0.806	(12.2)%
Mexican Peso/Canadian Dollar	14.608	6.9%	13.666	10.3%	12.386	2.8%
Peruvian Sol/Canadian Dollar	2.513	(1.0)%	2.539	1.3%	2.505	(3.0)%
Colombian Peso/Canadian Dollar	2,265	(1.8)%	2,307	10.8%	2,082	16.4%
Chilean Peso/Canadian Dollar	500.108	(2.8)%	514.549	0.5%	512.203	0.2%

Impact on net income(1) ($ millions except EPS)	2017 vs. 2016	2016 vs. 2015	2015 vs. 2014
Net interest income	$(112)	$(51)	$232
Non-interest income(2)	(65)	182	243
Non-interest expenses	99	86	(151)
Other items (net of tax)	18	(34)	(62)
Net income	$(60)	$183	$262
Earnings per share (diluted)	$(0.05)	$0.15	$0.21
Impact by business line ($ millions)
Canadian Banking	$(4)	$14	$20
International Banking(2)	(14)	44	84
Global Banking and Markets	(12)	65	110
Other(2)	(30)	60	48
	$(60)	$183	$262
(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

GROUP FINANCIAL PERFORMANCE

Net Income

Net income was $8,243 million, up 12% compared to $7,368 million last year. Last year’s results included a restructuring charge of $378 million pre-tax, or $278 million after tax. Adjusting for the restructuring charge last year, net income increased $597 million or 8%.

Net Interest Income

Net interest income was $15,035 million, an increase of $743 million or 5% from the previous year. This increase was driven by a 2% growth in core banking assets and a 3% increase in the core banking margin.

Net interest income in Canadian Banking was up $339 million or 5% driven by solid asset and deposit growth and an increase in margin. Net interest income increased $367 million or 6% in International Banking due primarily to strong asset growth and improved margins. Global Banking and Markets net interest income rose $43 million or 3%.

Core banking assets increased $11 billion to $609 billion. The increase was driven by strong growth in retail and commercial lending in Canadian Banking as well as International Banking. Partially offsetting were lower volumes of deposits with financial institutions, corporate loans in Global Banking and Markets and the negative impact of foreign currency translation.

The core banking margin improved eight basis points to 2.46%, driven by higher margins across all business lines.

Outlook

Net interest income is expected to increase in 2018 driven by growth in core banking assets across all business lines and higher margins, partly offset by the unfavourable impact of foreign currency translation. The core banking margin is expected to benefit in a rising interest rate environment.

T6 Net interest income and core banking margin(1)

	2017			2016			2015
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$912.6	$15.0		$913.8	$14.3		$860.6	$13.1
Less: total assets in Capital Markets(1)	249.2	–		259.4	–		258.1	–
Banking margin on average total assets	$663.4	$15.0	2.26%	$654.4	$14.3	2.18%	$602.5	$13.1	2.18%
Less: non-earning assets and customers’ liability under acceptances	54.6			56.6			54.4
Core banking assets and margin	$608.8	$15.0	2.46%	$597.8	$14.3	2.38%	$548.1	$13.1	2.39%
(1)	Net interest income from Capital Markets trading assets is recorded in trading revenues in non-interest income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T7 Average balance sheet(1) and net interest income

	2017			2016			2015

For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with financial institutions	$53.2	$0.5	0.98%	$67.8	$0.4	0.58%	$71.1	$0.3	0.41%
Trading assets	107.2	0.1	0.13%	107.2	0.2	0.16%	111.2	0.2	0.17%
Securities purchased under resale agreements and securities borrowed	97.0	0.3	0.29%	99.8	0.1	0.16%	99.9	0.2	0.16%
Investment securities	74.8	1.3	1.68%	67.8	1.1	1.57%	43.7	0.7	1.69%
Loans:
Residential mortgages	228.3	7.4	3.23%	218.6	7.4	3.37%	214.4	7.5	3.51%
Personal and credit cards	100.9	7.8	7.78%	96.8	7.3	7.57%	87.5	6.6	7.52%
Business and government	165.0	6.5	3.94%	161.4	5.5	3.41%	142.2	4.6	3.25%
Allowance for credit losses	(4.5)			(4.6)			(4.0)
Total loans	$489.7	$21.7	4.43%	$472.2	$20.2	4.28%	$440.1	$18.7	4.26%
Total earning assets	$821.9	$23.9	2.91%	$814.8	$22.0	2.70%	$766.0	$20.1	2.63%
Customers’ liability under acceptances	12.3			11.4			11.4
Other assets	78.4			87.6			83.2
Total assets	$912.6	$23.9	2.62%	$913.8	$22.0	2.41%	$860.6	$20.1	2.34%
Liabilities and equity
Deposits:
Personal	$203.8	$2.7	1.30%	$195.1	$2.4	1.22%	$181.4	$2.3	1.27%
Business and government	374.7	4.7	1.26%	384.7	3.9	1.01%	368.1	3.4	0.91%
Financial institutions	42.1	0.5	1.23%	42.8	0.4	1.03%	37.3	0.3	0.85%
Total deposits	$620.6	$7.9	1.27%	$622.6	$6.7	1.08%	$586.8	$6.0	1.02%
Obligations related to securities sold under repurchase agreements and securities lent	102.3	0.2	0.21%	99.1	0.2	0.19%	90.7	0.2	0.26%
Subordinated debentures	7.1	0.2	3.19%	7.5	0.2	3.10%	5.6	0.2	3.33%
Other interest-bearing liabilities	58.5	0.6	0.99%	54.9	0.6	1.04%	50.1	0.6	1.20%
Total interest-bearing liabilities	$788.5	$8.9	1.13%	$784.1	$7.7	0.98%	$733.2	$7.0	0.96%
Other liabilities including acceptances	65.3			74.4			75.9
Equity(2)	58.8			55.3			51.5
Total liabilities and equity	$912.6	$8.9	0.97%	$913.8	$7.7	0.84%	$860.6	$7.0	0.81%
Net interest income		$15.0			$14.3			$13.1
(1)	Average of daily balances.
(2)	Includes non-controlling interests of $1.6 in 2017, $1.5 in 2016 and $1.3 in 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Income

T8 Non-interest income

For the fiscal years ($ millions)	2017	2016	2015	2017 versus 2016
Banking
Card revenues	$1,514	$1,359	$1,089	11%
Deposit and payment services
Deposit services	989	949	928	4
Other payment services	335	330	307	2
	1,324	1,279	1,235	4
Credit fees
Commitment and other credit fees	846	870	787	(3)
Acceptance fees	307	284	266	8
	1,153	1,154	1,053	–
Other	472	436	406	8
	$4,463	$4,228	$3,783	6%
Banking fee related expenses	608	559	423	9
Total banking	$3,855	$3,669	$3,360	5%
Wealth management
Mutual funds	$1,639	$1,624	$1,619	1%
Brokerage fees	1,021	1,010	1,006	1
Investment management and trust
Investment management and custody	453	443	440	2
Personal and corporate trust	205	205	204	–
	658	648	644	2
Total wealth management	$3,318	$3,282	$3,269	1%
Underwriting and other advisory	598	594	525	1
Non-trading foreign exchange	557	540	492	3
Trading revenues	1,259	1,403	1,185	(10)
Net gain on investment securities	380	534	639	(29)
Net income from investments in associated corporations	407	414	405	(2)
Insurance underwriting income, net of claims	626	603	556	4
Other	1,120	1,019	526	10
Total non-interest income	$12,120	$12,058	$10,957	1%

C3	Sources of non-interest income

Non-interest income was $12,120 million, up $62 million or 1%, primarily from growth in banking, wealth management and insurance, partly offset by lower trading revenues, lower net gain on sale of businesses and the negative impact of foreign currency translation. Higher gains on sales of real estate were more than offset by lower net gain on investment securities.

Banking revenues, excluding related expenses, grew $235 million or 6% to $4,463 million reflecting strong growth in card revenues from higher fees in Canadian Banking and International Banking. Fees from deposit and payment services were up $45 million or 4%, mostly in Canadian Banking. Banking fee related expenses rose $49 million or 9%, primarily due to credit card expenses driven by higher transaction volumes.

Wealth management revenues increased $36 million or 1% to $3,318 million due primarily to higher fee-based brokerage and mutual fund revenues, partly offset by the impact of the sale of the HollisWealth business.

Trading revenues of $1,259 million were lower by $144 million or 10% from the prior year, primarily due to lower revenues in the equity, fixed income and commodities businesses.

Insurance underwriting income was up $23 million or 4% year over year, mostly from strong business growth in the Canadian market.

Other income was $1,120 million, up $101 million due primarily to higher gains on sale of real estate, partly offset by lower gain on sale of businesses.

Outlook

Non-interest income in 2018 is expected to benefit from higher credit card revenues, banking fees and trading revenues, while gains on investment securities and real estate sales are expected to be lower.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T9 Trading revenues

For the fiscal years ($ millions)	2017	2016	2015
By trading products:
Interest rate and credit	$575	$613	$400
Equities	47	101	177
Commodities	295	376	345
Foreign exchange	250	262	201
Other	92	51	62
Total trading revenues	$1,259	$1,403	$1,185
% of total revenues	4.6%	5.3%	4.9%

Provision for Credit Losses

Provision for credit losses was $2,249 million, down $163 million from last year due primarily to lower provisions related to energy exposures and the impact of last year’s increase in the collective allowance against performing loans of $50 million. The provision for credit losses ratio was 45 basis points compared to 50 basis points in the prior year.

The provision for credit losses in Canadian Banking was $913 million, an increase of $81 million due to higher provisions in retail portfolios, primarily in credit cards and lines of credit. The provision for credit losses ratio was 29 basis points in Canadian Banking, in line with the prior year.

The provision for credit losses in International Banking increased $13 million to $1,294 million. Retail provision increases in Colombia, Chile, Uruguay and Peru were partly offset by lower provisions in Mexico and the Caribbean and Central America. Commercial provisions were lower in Colombia, the Caribbean, and Mexico, and were partly offset by higher provisions, primarily in Chile and Central America. Overall, the provision for credit losses ratio improved five basis points to 1.21%.

The provision for credit losses in Global Banking and Markets decreased $207 million to $42 million due primarily to higher energy sector provisions last year. The provision for credit losses ratio was five basis points, down 25 basis points from last year.

The collective allowance against performing loans of $1,562 million, held in the Other segment, remained unchanged. An increase in the allowance for exposures related to recent hurricanes in the Caribbean and Puerto Rico, was offset by a reduction in the amount held against energy exposures.

Outlook

The quality of the Bank’s credit portfolio is expected to remain strong given its broad global diversification. The total provision for credit losses is expected to increase in 2018 mostly due to higher provisions attributable to performing loans under IFRS 9 accounting standards. We also expect greater volatility from implementation of the new accounting standards. However, underlying performance remains strong, and in Canadian Banking, retail and commercial credit quality is expected to remain stable. In International Banking, the retail provision for credit losses is expected to rise due mainly to lower acquisition-related benefits and seasoning of unsecured growth in 2017, while commercial credit quality is expected to remain stable. In Global Banking and Markets, the credit quality is expected to improve slightly.

T10 Provisions against impaired loans by business line

For the fiscal years ($ millions)	2017	2016	2015
Canadian Banking
Retail	$857	$770	$642
Commercial	56	62	45
	$913	$832	$687
International Banking
Caribbean and Central America	$215	$250	$184
Latin America
Mexico	193	224	260
Peru	329	317	265
Chile	145	112	108
Colombia	337	320	247
Other Latin America	75	58	64
Total Latin America	1,079	1,031	944
	$1,294	$1,281	$1,128
Global Banking and Markets
Canada	$(6)	$43	$42
U.S.	(15)	113	4
Asia and Europe	63	93	21
	$42	$249	$67
Total	$2,249	$2,362	$1,882

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T11 Provision for credit losses as a percentage of average net loans and acceptances

For the fiscal years (%)	2017	2016	2015
Canadian Banking
Retail	0.32%	0.29%	0.25%
Commercial	0.13	0.15	0.12
	0.29	0.28	0.23
International Banking
Retail	2.09	2.08	2.33
Commercial	0.37	0.52	0.26
	1.21	1.26	1.24
Global Banking and Markets	0.05	0.30	0.10
Provisions against impaired loans	0.45	0.49	0.42
Provisions against performing loans	–	0.01	0.01
Total	0.45%	0.50%	0.43%

T12 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2017	2016	2015
Canadian Banking
Retail	0.34%	0.26%	0.26%
Commercial	0.18	0.16	0.20
	0.32	0.24	0.25
International Banking
Retail	2.17	1.90	1.99
Commercial	0.50	0.31	0.30
	1.31	1.06	1.10
Global Banking and Markets	0.11	0.21	0.01
Total	0.50%	0.41%	0.39%
(1)	Write-offs net of recoveries.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Non-Interest Expenses

T13 Non-interest expenses and productivity

For the fiscal years ($ millions)	2017	2016	2015	2017 versus 2016
Salaries and employee benefits
Salaries	$4,220	$4,071	$4,019	4%
Performance-based compensation	1,599	1,538	1,438	4
Share-based payments	209	243	220	(14)
Other employee benefits	1,347	1,173	1,004	15
	$7,375	$7,025	$6,681	5%
Premises and technology
Premises
Occupancy	444	428	433	4
Property taxes	93	89	89	4
Other premises costs	432	431	421	–
	$969	$948	$943	2%

Technology	$1,467	$1,290	$1,143	14%
	$2,436	$2,238	$2,086	9%

Depreciation and amortization
Depreciation	340	325	303	5
Amortization of intangible assets	421	359	281	17
	$761	$684	$584	11%

Communications	$437	$442	$434	(1)%

Advertising and business development	$581	$617	$592	(6)%

Professional	$775	$693	$548	12%

Business and capital taxes
Business taxes	383	356	319	8
Capital taxes	40	47	42	(15)
	$423	$403	$361	5%

Other	$1,842	$2,438	$1,755	(24)%

Total non-interest expenses	$14,630	$14,540	$13,041	1%
Productivity ratio	53.9%	55.2%	54.2%

C4	Non-interest expenses

$ millions

C5	Direct and indirect taxes

$ millions

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-interest expenses were $14,630 million, an increase of $90 million or 1%. Adjusting for the impact of the prior year’s restructuring charge of $378 million, non-interest expenses increased by $468 million or 3%.

The increase was due mostly to higher technology costs, professional fees and software amortization. As well, there were increases in employee costs, including benefit expenses and performance-based compensation, higher business taxes, and the impact of acquisitions. These were partly offset by the positive impact of foreign currency translation and the impact of the sale of HollisWealth.

The Bank’s total technology cost, that includes Technology expenses in Table T13 and those included within Salaries, Professional, Amortization of intangible assets and Depreciation, amounted to $3.1 billion, an increase of 14% from $2.7 billion incurred in 2016. This increase reflects the Bank’s investment in its digital transformation and technology modernization efforts. The Bank achieved savings of approximately $500 million in 2017 arising from cost-reduction initiatives relating to the 2016 restructuring charge. The Bank’s strategy to reduce structural costs will lead to productivity gains and partially fund these larger technology investments.

The productivity ratio was 53.9% compared to 55.2%, or 53.7% adjusting for last year’s restructuring charge.

Operating leverage was positive 2.4%, or negative 0.2% adjusting for the restructuring charge.

Outlook

Non-interest expenses are expected to rise in 2018. This is driven by business growth and ongoing strategic and technology investments. The growth will be partly offset by further savings from structural cost reduction initiatives.

Income Taxes

The provision for income taxes was $2,033 million, in line with last year. The Bank’s overall effective tax rate for the year was 19.8% compared to 21.6% for 2016. The decrease in the effective tax rate was due primarily to higher tax-exempt income from client-driven equity trading activities and lower taxes in certain foreign jurisdictions this year.

Outlook

The Bank’s consolidated effective tax rate is expected to be in the range of 22% to 25% in 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Financial Results Review: 2016 vs. 2015

In order to identify key business trends between 2016 and 2015, commentary and the related financial results are below.

Net income

The Bank had net income of $7,368 million in 2016, up 2% from $7,213 million in 2015. Diluted earnings per share (EPS) were $5.77 compared to $5.67 in 2015. Return on equity was 13.8% in 2016 compared to 14.6% in 2015.

The Bank recorded a restructuring charge of $378 million pre-tax, or $278 million after tax, in 2016 (refer T2). Adjusting for the restructuring charge, net income was $7,646 million and diluted earnings per share was $6.00, up 6% compared to 2015. Return on equity was 14.3% on an adjusted basis compared to 14.6% in 2015.

The 2016 net income was positively impacted by increases in net interest income and non-interest income, as well as acquisitions and the favourable impact of foreign currency translation. Partially offsetting were higher provision for credit losses, non-interest expenses and income taxes. The 2015 net income was positively impacted by an increase in net interest income, the favourable impact of foreign currency translation and lower income taxes. Mostly offsetting these positive impacts were higher provision for credit losses and higher non-interest expenses. The 2015 net income included the following, largely offsetting items, comprised of a reduction in the pension benefit accrual related to modifications made to the Bank’s main pension plan of $204 million pre-tax ($151 million after tax; approximately 3% of the pension liability), an increase to the collective allowance against performing loans of $60 million pre-tax ($44 million after tax) to support the growing loan portfolio, and reorganization costs related to the consolidation of Canadian shared services operations of $61 million pre-tax ($45 million after tax). These items were recorded in the Other segment.

Net interest income

Net interest income increased $1,200 million or 9% to $14,292 million in 2016, driven by growth in core banking assets across all business lines and acquisitions. The core banking margin was 2.38%, down one basis point from 2015.

Non-interest income

Non-interest income increased $1,101 million or 10% to $12,058 million in 2016. Strong growth in banking and trading revenues, acquisitions and the favourable impact of foreign currency translation contributed to the increase. Also contributing to the increase in 2016 was a gain on sale of a non-core lease financing business in Canada, while gains on sale of real estate in 2016 were largely offset by lower net gains on investment securities. In 2015, increases in wealth management and banking revenues and the positive impact of foreign currency translation were partly offset by lower underwriting and advisory fees and lower net gain on investment securities.

Provision for credit losses

The total provision for credit losses was $2,412 million in 2016, up $470 million from 2015, and net of acquisition-related benefits of $152 million. Contributing to this increase were higher provisions related to energy exposures in Global Banking and Markets, higher commercial provisions in International Banking, and higher retail provisions in Canadian Banking, primarily in credit cards and automotive loans, generally in line with volume growth. Partially offsetting were higher acquisition-related benefits this year. The 2016 provision for credit losses included a $50 million increase in the collective allowance against performing loans compared to an increase of $60 million in 2015.

Non-interest expenses

Non-interest expenses were $14,540 million in 2016, an increase of $1,499 million or 11% over 2015. Adjusting for the restructuring charge (refer T2), expenses increased 9%. The increase reflects the impact of acquisitions, higher performance-based compensation, as well as higher business initiative and volume-driven costs including technology and professional fees, software amortization, and deposit insurance. As well, there were higher employee pension and benefit expenses as 2015 benefited from lower pension benefit costs related to modifications made to the Bank’s main pension plan. These were partly offset by net savings of $55 million realized from structural cost reduction initiatives related to the 2016 restructuring charge, as well as the reorganization cost incurred in 2015. Operating leverage was negative 1.9% on a reported basis, or positive 1.0% adjusting for the restructuring charge (refer T2).

Income taxes

The provision for income taxes was $2,030 million, an increase of $177 million from 2015. The Bank’s overall effective tax rate for 2016 was 21.6% compared to 20.4% in 2015. The increase in the effective tax rate was due primarily to lower tax-exempt income and higher taxes in foreign jurisdictions in 2016.

T14 Financial Results Review

For the year ended October 31, 2016 ($ millions)(1)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$7,024	$6,359	$1,293	$(384)	$14,292
Non-interest income	5,164	3,482	3,139	273	12,058
Total revenue	$12,188	$9,841	$4,432	$(111)	$26,350
Provision for credit losses	832	1,281	249	50	2,412
Non-interest expenses	6,324	5,523	2,040	653	14,540
Income tax expense	1,296	707	572	(545)	2,030
Net income	$3,736	$2,330	$1,571	$(269)	$7,368
Net income attributable to non-controlling interests	–	251	–	–	251
Net income attributable to equity holders of the Bank	$3,736	$2,079	$1,571	$(269)	$7,117

(1)	Taxable equivalent basis. Refer to Glossary.
(2)	Includes all other smaller operating segments, including Group Treasury, and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the year ended October 31, 2016 – $299 to arrive at the amounts reported in Consolidated Statement of income, and differences in the actual amount of costs incurred and charged to the operating segments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended October 31, 2015 ($ millions)(1)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$6,415	$5,706	$1,071	$(100)	$13,092
Non-interest income	4,832	3,137	2,953	35	10,957
Total revenue	$11,247	$8,843	$4,024	$(65)	$24,049
Provision for credit losses	687	1,128	67	60	1,942
Non-interest expenses	6,014	5,095	1,846	86	13,041
Income tax expense	1,202	568	558	(475)	1,853
Net income	$3,344	$2,052	$1,553	$264	$7,213
Net income attributable to non-controlling interests	–	199	–	–	199
Net income attributable to equity holders of the Bank	$3,344	$1,853	$1,553	$264	$7,014

(1)	Taxable equivalent basis. Refer to Glossary.
(2)	Includes all other smaller operating segments, including Group Treasury, and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the year ended October 31, 2015 – $390 to arrive at the amounts reported in Consolidated Statement of income, and differences in the actual amount of costs incurred and charged to the operating segments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Fourth Quarter Review

T15 Fourth quarter financial results

	For the three months ended

($ millions)	October 31 2017	July 31 2017	October 31 2016
Net interest income	$3,831	$3,833	$3,653
Non-interest income	2,981	3,061	3,098
Total revenue	$6,812	$6,894	$6,751
Provision for credit losses	536	573	550
Non-interest expenses	3,668	3,672	3,650
Income tax expense	538	546	540
Net income	$2,070	$2,103	$2,011
Net income attributable to non-controlling interests in subsidiaries	$55	$58	$72
Net income attributable to equity holders of the Bank	$2,015	$2,045	$1,939
Preferred shareholders and other equity instrument holders	29	29	31
Common shareholders	$1,986	$2,016	$1,908

Net income

Q4 2017 vs Q4 2016

Net income was $2,070 million, an increase of $59 million or 3%. Asset growth and an improved net interest margin, a lower provision for credit losses and a lower effective tax rate were partly offset by a decline in non-interest income.

Q4 2017 vs Q3 2017

Net income was $2,070 million, a decrease of $33 million or 2%, due primarily to the negative impact of foreign currency translation. Lower non-interest income was partly offset by lower provision for credit losses.

Net interest income

Q4 2017 vs Q4 2016

Net interest income was $3,831 million, an increase of $178 million or 5%. Adjusting for the negative impact of foreign currency translation, net interest income grew by 7%. The increase was attributable to asset growth in retail and commercial lending in Canadian Banking and International Banking, as well as higher core banking margin.

The core banking margin improved four basis points to 2.44%, driven by higher margins in Global Banking and Markets and Canadian Banking, partly offset by lower margins in International Banking.

Q4 2017 vs Q3 2017

Net interest income was $3,831 million, a decrease of $2 million. Adjusting for the negative impact of foreign currency translation, net interest income grew by 2%. Growth in retail and commercial lending in Canadian Banking was partly offset by the impact of lower margin.

The core banking margin of 2.44% was down two basis points, mainly from lower margins in International Banking, partly offset by higher margins in Global Banking and Markets.

Non-interest income

Q4 2017 vs Q4 2016

Non-interest income of $2,981 million was down $117 million or 4%. This was due mainly to lower trading revenues, lower fee and commission revenue due to the sale of HollisWealth business (“Sale of business”) and lower gains on sale of real estate. Partly offsetting were higher card revenues, higher net gain on investment securities, and the gain on Sale of business.

Q4 2017 vs Q3 2017

Non-interest income was $2,981 million, down $80 million or 3%. Half of the decrease was due to the negative impact of foreign currency translation. The remaining decrease was due to lower fee and commission revenue due to the Sale of business, lower banking fees and trading revenues, and lower gains on sale of real estate. Partly offsetting were higher net gains on investment securities, and the gain on Sale of business.

Provision for credit losses

Q4 2017 vs Q4 2016

The provision for credit losses was $536 million, down $14 million. The decrease was due primarily to lower provisions in Global Banking and Markets, partly offset by higher provisions in International Banking. The collective allowance against performing loans of $1,562 million, held in the Other segment, remained unchanged. An increase in the allowance for exposures related to recent hurricanes in the Caribbean was primarily offset by a reduction in the amount held against energy exposures. The provision for credit losses ratio improved three basis points to 42 basis points.

Q4 2017 vs Q3 2017

The provision for credit losses was $536 million, a decline of $37 million. The decrease was due primarily to lower provisions in Global Banking and Markets and lower retail provisions. The provision for credit losses ratio improved three basis points to 42 basis points.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-interest expenses

Q4 2017 vs Q4 2016

Non-interest expenses were $3,668 million, up 1%, primarily reflecting investments in technology, digital banking and other initiatives and higher employee pension and benefit costs. The growth was partly offset by savings from cost-reduction initiatives, the impact of the Sale of business and the positive impact of foreign currency translation.

The productivity ratio was 53.8% compared to 54.1%.

Q4 2017 vs Q3 2017

Non-interest expenses were in line with last quarter or up 2% adjusting for the positive impact of foreign currency translation. Higher technology, professional and marketing expenses were partly offset by decreases from the impact of the Sale of business, as well as lower employee benefit and shared-based compensation expenses.

The productivity ratio was 53.8% compared to 53.3%.

Income taxes

Q4 2017 vs Q4 2016

The effective tax rate was 20.6% compared to 21.2% due primarily to higher tax-exempt income and lower taxes on the gain on Sale of business.

Q4 2017 vs Q3 2017

The effective tax rate was in line with the prior quarter. Higher taxes in foreign jurisdictions and lower tax-exempt income in the quarter were offset by lower taxes on the gain on Sale of business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Trending Analysis

T16 Quarterly financial highlights

	For the three months ended

($ millions)	October 31 2017	July 31 2017	April 30 2017	January 31 2017	October 31 2016	July 31 2016	April 30 2016	January 31 2016
Net interest income	$3,831	$3,833	$3,728	$3,643	$3,653	$3,602	$3,518	$3,519
Non-interest income	2,981	3,061	2,853	3,225	3,098	3,038	3,076	2,846
Total revenue	$6,812	$6,894	$6,581	$6,868	$6,751	$6,640	$6,594	$6,365
Provision for credit losses	536	573	587	553	550	571	752	539
Non-interest expenses	3,668	3,672	3,601	3,689	3,650	3,505	3,817	3,568
Income tax expense	538	546	332	617	540	605	441	444
Net income	$2,070	$2,103	$2,061	$2,009	$2,011	$1,959	$1,584	$1,814
Basic earnings per share ($)	1.66	1.68	1.63	1.58	1.58	1.55	1.24	1.44
Diluted earnings per share ($)	1.64	1.66	1.62	1.57	1.57	1.54	1.23	1.43

Net income

The Bank recorded strong net income over the past eight quarters, with earnings generally trending upwards over the period. The second quarter of 2016 was impacted by a restructuring charge of $278 million ($378 million pre-tax).

Net interest income

Net interest income generally increased over the period, driven by steady growth in retail and commercial loans in both Canadian and International Banking, as well as corporate loans in Global Banking and Markets. Additionally, the average balance of low-spread deposits with banks has declined over the period. The margin has remained solid, with moderate increases in most periods. The margin was 2.44% this quarter, down two basis points from the prior quarter mainly from lower margins in International Banking driven by asset mix changes and lower inflation, partly offset by wider margins in Global Banking and Markets. The second quarter of 2017 experienced a 14 basis point increase to 2.54% driven by improved margins in International Banking mainly reflecting business mix changes and Central Bank rate changes, as well as higher contributions from asset/liability management activities. The margin decreased to 2.46% in the third quarter of 2017, due mainly to asset mix changes in International Banking.

Non-interest income

Non-interest income increased in most quarters over the period. Banking revenues trended upward from growth in card fees in Canadian and International Banking. Wealth management fees were also strong over the period, but decreased this quarter due to the sale of HollisWealth. Trading revenues were generally strong over the period, but declined in the second quarter of 2017 due to lower trading revenues in the equities and fixed income businesses. The lower net gain on investment securities in 2017 compared to the prior year was partly offset by higher gains on sale of real estate. The gain on Sale of business this quarter was lower than the gain on disposition of a non-core lease finance business in Canadian Banking in the second quarter of 2016.

Provision for credit losses

Provision for credit losses has remained relatively stable over the period, but peaked in the second quarter of 2016 due primarily to provisions against exposures in the energy sector and an increase of $50 million in the collective allowance against performing loans. Asset quality has remained strong over the period despite increased lending activity.

Non-interest expenses

Non-interest expenses have generally trended upwards over the period, mostly to support business growth and the Bank’s investments in strategic initiatives and in technology. There have also been increases in performance-based compensation and employee-related benefits over the period. The second quarter of 2016 included a restructuring charge of $378 million.

Income taxes

The effective tax rate was 20.6% this quarter and averaged 20.6% over the period, with a range of 13.9% to 23.6%. In the second quarter of 2017, the tax rate was 13.9% reflecting a higher amount of tax-exempt dividends related to client driven equity trading activities. Effective tax rates in other quarters were impacted by different levels of income earned in foreign tax jurisdictions, as well as the variability of tax-exempt dividend income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS LINE OVERVIEW

Business line results are presented on a taxable equivalent basis, adjusting for the following:

•	The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

•	For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Below are the results of the Bank’s three business operating segments for 2017.

CANADIAN BANKING

Canadian Banking reported net income to equity holders of $4,064 million in 2017, up 9% from last year. This year’s gain on sale of HollisWealth, a wealth management business, was lower than last year’s gain on sale of a non-core lease financing business (collectively, “gain on sale of businesses”). The higher gains on sale of real estate offset by the lower gain on sale of businesses this year, positively impacted net income growth by 2%.

Solid growth in assets and deposits, along with improving margin driven primarily from the recent Bank of Canada interest rate increase and higher non-interest income contributed to strong growth in 2017. Revenue growth was partially offset by higher provision for credit losses and non-interest expenses. Return on equity was 22.8%, compared with 22.0% last year.

INTERNATIONAL BANKING

International Banking reported net income attributable to equity holders of $2,390 million, up $311 million or 15% from last year. The increase reflects higher net interest income and fees driven by good loan growth, lower commercial provisions for credit losses and the benefits of cost-reduction initiatives. This was partly offset by higher income taxes and the negative impact of foreign currency translation. Return on equity was 14.7% compared to 12.8% last year.

GLOBAL BANKING AND MARKETS

Global Banking and Markets reported net income attributable to equity holders of $1,818 million, an increase of $247 million or 16% from last year. Stronger results in the equities business, as well as lower provision for credit losses, were partly offset by higher expenses. Return on equity was 16.0% compared to 12.6% last year.

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:
• Net income	• Return on equity	• Productivity ratio	• Provision for credit losses ratio	• Employee engagement

T17 2017 Financial performance

($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$7,363	$6,726	$1,336	$(390)	$15,035
Non-interest income(2)	5,488	3,688	3,288	(344)	12,120
Total revenue(2)	12,851	10,414	4,624	(734)	27,155
Provision for credit losses	913	1,294	42	–	2,249
Non-interest expenses	6,487	5,664	2,160	319	14,630
Provision for income taxes(2)	1,387	828	604	(786)	2,033
Net income	$4,064	$2,628	$1,818	$(267)	$8,243
Net income attributable to non-controlling interests in subsidiaries	–	238	–	–	238
Net income attributable to equity holders of the Bank	$4,064	$2,390	$1,818	$(267)	$8,005
Return on equity (%)(3)	22.8%	14.7%	16.0%	–%	14.6%
Total average assets ($ billions)	$323	$148	$336	$106	$913
Total average liabilities ($ billions)	$244	$115	$267	$228	$854

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, changes in the collective allowance on performing loans, and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Taxable equivalent basis. Refer to Glossary.
(3)	Refer to Glossary.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CANADIAN BANKING

Canadian Banking

2017 Achievements

•  Customer Focus - Deliver an excellent customer experience across our businesses and channels.

•    Completed the roll-out of Customer Pulse (rebranded from Net Promoter System) across our retail channels, our proprietary customer experience system, in Canada and have received over 1 million customer survey responses to date.

•    Continued our branch transformation roll out, delivering new roles, processes, and tools to more than half of our branches.

•    Tangerine achieved the highest customer satisfaction among mid-sized banks for the sixth straight year in the 2017 J.D. Power Canadian Retail Banking Customer Satisfaction Study.

•    Scotiabank received 8 Best Banking Awards by Ipsos in 2017.

•    Expanded our partnership with Maple Leaf Sports and Entertainment – we will continue to be the official sponsor of the Toronto Maple Leafs, as well as a partner of the MLSE Foundation. In July 2018, the Air Canada Centre will be renamed the Scotiabank Arena.

•    Scotiabank iTRADE selected by MoneySense Magazine as a Top 3 pick in best online brokerages in Canada.

•  Structural Cost Transformation - Reduce structural costs to build the capacity to invest in our businesses and technology.

•    Exceeded this year’s structural cost reduction, productivity ratio, and operating leverage targets.

•    Delivered positive operating leverage.

•  Digital Transformation - Enhance our digital offering and e-commerce capabilities to drive digital sales and engagement.

•    Launched the flagship Digital Factory in Toronto to drive our digital products, applications and services as we increase the percentage of digital sales, reduce the percentage of transactions made in branches, and increase the proportion of customers adopting digital channels.

•    Ranked 1st by J.D. Power among Big 5 peers in mobile satisfaction and performance.

•    Developed a new on-boarding engine that strengthen controls, and provides a seamless onboarding experience for our customers by allowing instant Know Your Customer for credit cards, Day-to-Day and Small Business customers.

•  Business Mix Alignment - Optimize our business mix by growing higher margin assets, building core deposits, and earning higher fee income.

•    As we focus on strengthening our credit card portfolio, we were awarded by MoneySense Magazine as having the best rewards, cashback, and student credit card offerings, solidifying our position as the “Bank of Rewards” with market leading offerings.

•    Launched the MomentumPlus Savings Account, an innovative solution that allows customers to save for multiple goals in one account, as we continue to focus on core deposits.

•    Successfully piloted a virtual Small Business Advisor role to capitalize on significant growth opportunities in this segment.

•    Completed sale of HollisWealth to refocus efforts as we continue to actively manage our businesses.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 10 million Retail, Small Business, Commercial Banking, and Wealth Management customers. It serves these customers through its network of 963 branches and more than 3,600 automated banking machines (ABMs), as well as internet, mobile and telephone banking and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to over two million Tangerine Bank customers. Canadian Banking is comprised of the following areas:

•	Retail and Small Business Banking provides financial advice and solutions and day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, loans and related creditor insurance products to individuals and small businesses. Tangerine Bank provides everyday banking products, including chequing and saving accounts, credit cards, investments and loans to self-directed customers.

•	Commercial Banking delivers advice and a full suite of lending, deposit, cash management and trade finance solutions to medium and large businesses, including automotive dealers and their customers to whom we provide retail automotive financing solutions.

•	Wealth Management provides a suite of investment and wealth management advice, services, products and solutions to customers, as well as advisors. The asset management business is focused on developing investment solutions for both retail and institutional investors. The customer facing wealth businesses, including private customer, online brokerage, full-service brokerage, pensions, and institutional customer services, are focused on providing a full suite of wealth management solutions to our customers.

Strategy

Canadian Banking continues to execute on a long-term strategy to deliver a best-in-class customer experience, grow its primary banking relationships, and outperform competitors in earnings growth through customer experience, business mix alignment, operational improvements and digital transformation.

2018 Priorities

•	Customer focus: Deliver a leading customer experience and deepen relationships with customers across our businesses and channels.
•	Structural cost transformation: Reduce structural costs to build the capacity to invest in our businesses and technology to drive shareholder return.
•	Digital transformation: Leverage digital as the foundation of all our activities to improve our operations, enhance the client experience, and drive digital sales.
•	Business mix alignment: Optimize our business mix by growing higher margin assets, building core deposits, and earning higher fee income.
•	Leadership: Grow and diversify talent and engage employees through a performance-focused culture.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T18 Canadian Banking financial performance

($ millions)	2017	2016	2015
Net interest income(1)	$7,363	$7,024	$6,415
Non-interest income(1)(2)	5,488	5,164	4,832
Total revenue(1)	12,851	12,188	11,247
Provision for credit losses	913	832	687
Non-interest expenses	6,487	6,324	6,014
Income tax expense	1,387	1,296	1,202
Net income	$4,064	$3,736	$3,344
Net income attributable to non-controlling interests	–	–	–
Net income attributable to equity holders of the Bank	$4,064	$3,736	$3,344

Key ratios
Return on equity(3)	22.8%	22.0%	21.0%
Productivity(1)	50.5%	51.9%	53.5%
Net interest margin(4)	2.40%	2.38%	2.23%
Provision for credit losses as a percentage of loans and acceptances	0.29%	0.28%	0.23%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$315,916	$302,648	$293,460
Total assets	322,712	309,232	299,929
Deposits	233,260	224,006	210,241
Total liabilities	243,748	232,498	217,753

Other ($ billions) as at October 31
Assets under administration	$315	$318	$310
Assets under management	$155	$145	$135

(1) Taxable	equivalent basis (TEB).
(2) Includes	net income from investments in associated corporations of $66 (2016 – $78; 2015 – $66).
(3) Refer	to Glossary.
(4) Net	interest income (TEB) as % of average earning assets excluding bankers acceptances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CANADIAN BANKING

Financial Performance

Canadian Banking’s net income attributable to equity holders was $4,064 million in 2017, an increase of $328 million or 9%. This year’s gain on sale of HollisWealth, a wealth management business, was lower than last year’s gain on sale of a non-core lease financing business (“gain on sale of businesses”). The higher gains on sale of real estate offset by the lower gain on sale of businesses positively impacted net income growth by 2%. Strong performance from retail and small business banking, commercial banking and wealth management contributed to strong growth in 2017.

Assets and liabilities

Average assets rose $14 billion or 4% to $323 billion. The growth reflected $9 billion or 5% in residential mortgages, $4 billion or 10% in business loans and acceptances, as well as $3 billion or 4% in personal loans, which was partially offset by the Tangerine broker-originated and white-label mortgage run-off portfolios.

Average liabilities rose $11 billion or 5% to $244 billion. Retail banking experienced strong growth in chequing accounts of $2 billion or 10% and savings deposits of $7 billion or 10%. There was also growth of $4 billion or 9% in small business and commercial banking business operating accounts. Partially offsetting was a decline in lower spread GICs of $3 billion or 4%.

Assets under management (AUM) and assets under administration (AUA)

AUM of $155 billion increased $10 billion or 6%. Growth was driven by market appreciation and net sales. The sale of HollisWealth reduced AUM growth by 4%. AUA of $315 billion decreased $3 billion or 1%. Growth was driven primarily by market appreciation, which was more than offset by the 12% decrease due to sale of HollisWealth.

Revenues

Canadian Banking reported total revenues of $12,851 million in 2017, an increase of $663 million or 5%.

Net interest income increased $339 million or 5% to $7,363 million. The increase was driven by a two basis point increase in the margin to 2.40%, and solid growth in assets and deposits. The increase in margin was primarily driven by margin expansion in retail deposits due to recent interest rate increases by the Bank of Canada. Margin also benefited from the run-off of lower spread Tangerine mortgages.

Non-interest income increased $324 million or 6%. The higher gains on sale of real estate offset by the lower gain on sale of businesses positively impacted non-interest income by 2%. The remaining increase was driven by strong growth in credit cards, retail and commercial banking, insurance and wealth management businesses.

Retail & Small Business Banking

Total retail and small business banking revenues were $7,348 million, up $505 million or 7%. Net interest income grew $225 million or 4%, primarily driven by a three basis point improvement in the margin and solid growth in residential mortgages and deposits. Non-interest income increased $280 million or 16%, primarily due to growth in credit card revenues, deposit payment service fees, insurance revenues and higher gain on sale of real estate.

Commercial Banking

Total commercial banking revenues increased $42 million or 2% to $2,175 million. Net interest income rose $91 million or 6% due mainly to growth in loans and business operating accounts, partly offset by a margin decline of two basis points. Non-interest income decreased due to last year’s gain on sale of a non-core lease financing business, offset by higher acceptance fees and securities gains.

Wealth Management

Total wealth management revenues were $3,328 million, an increase of $116 million or 4%, primarily due to the gain on sale of HollisWealth which was partially offset by lower revenue as a result of the sale. Net interest income rose $22 million or 6% mainly due to growth in deposits and loans and improvements in deposit margin. Non-interest income was also up from higher fee based brokerage and investment management fees. Slightly lower mutual funds revenues from reduced net sales, change in asset mix and fee-rate reductions were offset by market appreciation.

Non-interest expenses

Non-interest expenses were $6,487 million for the year, an increase of $163 million or 3%, primarily reflecting higher investments in digital and technology to support business growth. These were partially offset by benefits realized from cost-reduction initiatives and lower expenses as a result of the sale of HollisWealth.

Operating Leverage

Operating leverage for the year was positive 2.9%, compared with positive 3.2% last year.

Provision for credit losses

Provision for credit losses in the retail portfolio was $857 million, up $87 million or 11% from last year driven by growth in relatively higher spread loans. The provision for credit losses in the commercial portfolio were $56 million, down $6 million or 10% from last year.

Provision for income taxes

The effective tax rate decreased to 25.5%, compared to 25.8% primarily from lower taxes on the gains on sale of HollisWealth and real estate.

Outlook

Canadian Banking’s growth in 2018 will be driven in part by a favourable economic outlook and rising interest rate environment in Canada. Assets are projected to grow across retail and business lending products. Deposits are also expected to grow across retail chequing and savings, small business and commercial banking. Margins are expected to improve during 2018. Non-interest revenues are expected to be lower due to the impact of the HollisWealth sale and expected lower real estate gains. Operational improvements will continue to be a focus that will lead to gains in productivity.

C6 Total revenue C7 Total revenue by sub-segment $ millions C8 Average loans and acceptances $ billions C9 Canadian wealth management asset growth $ billions, as at October 31

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MANAGEMENT’S DISCUSSION AND ANALYSIS

International Banking

2017 Achievements

•  Customer Focus

•     Completed the roll-out of Customer Pulse, our proprietary customer experience systems, allowing us to receive direct feedback from our customers in the Pacific Alliance countries.

•     Launched the Employee Pulse program empowering our employees to listen, identify and escalate any opportunity to deliver an excellent experience to our customers in the Pacific Alliance countries.

•     Grew our number of Primary Customers in Retail and Commercial Banking allowing us to establish stronger, long-term relationships.

•     Recognized as the Latin American Retail Bank of the Year by Retail Banker International.

•  Leadership

•     Launched Workplace, Facebook’s enterprise internal communication and productivity platform, across the Pacific Alliance countries and at Head Office in Toronto to drive engagement and collaboration across the Bank.

•     Increased the representation of women in leadership positions by 9% year-over-year.

•  Structural Cost Transformation

•     Surpassed the 2017 structural cost reduction target and progressed well toward our productivity ratio goal.

•     Delivered positive operating leverage.

•  Digital Transformation

•     Opened Digital Factories in our priority markets of Mexico, Colombia, Chile and Peru to drive innovation and development of online and mobile banking solutions for our customers.

•     Held our first Digital Investor Day and provided key digital banking targets of which, significant progress has already been made in increasing the percentage of digital sales, reducing the percentage of transactions made in branches, and increasing the proportion of customers adopting digital channels.

•     Established partnerships with venture capital firms, Fintechs, accelerators, and academic institutions to advance the Bank’s digital transformation and build synergies with the Pacific Alliance countries’ digital innovation ecosystems.

•     Named the “World’s Best Consumer Digital Bank 2017” in 24 countries across Latin America and the Caribbean, and received the award for “Best in Mobile Banking” in the region from Global Finance magazine.

•  Business Mix Alignment

•     Increased loan market share in most key markets.

•     Achieved strong deposit growth across several regions and divisions.

Business Profile

International Banking (IB) has a well-established, diversified franchise that serves more than 15 million Retail, Corporate, and Commercial customers across our footprint. These customers are supported by over 50,000 employees, more than 1,800 branches and a network of contact and business support centers. IB is focused on growing operations in Latin America, including the Pacific Alliance countries of Mexico, Peru, Chile and Colombia, and the Caribbean and Central America.

We believe the Pacific Alliance countries offer excellent opportunities for growth with young demographics, low banking penetration, growing economies, low consumer indebtedness and stable banking systems. The Caribbean and Central America countries are more mature markets, but still very profitable. We see continued opportunities to optimize operations, improve customer profitability and reduce structural costs.

Strategy

International Banking continues to execute on a long-term strategy focused on grow in the Pacific Alliance countries and optimizing operations in Central America and the Caribbean. Our strategy is organized around five areas: customer focus, leadership, structural cost transformation, digital transformation and business mix alignment.

2018 Priorities

Our primary focus to further our strategy and grow across our footprint is to focus on the following key initiatives:

•	Customer focus: Take customer experience to the next level by leveraging the Customer Pulse program and implement the Employee Pulse program to gather feedback from front-line employees on how to better serve our customers.

•	Leadership: Continue to strengthen our teams across our business lines and functions.

•	Structural cost transformation: Continue to make progress on our cost reduction programs, while focusing on developing new capabilities across the Bank.

•	Digital transformation: Scale-up our digital banking units across the four Pacific Alliance countries (and Canada), continue driving digital sales on priority products, and accelerate digital adoption and transaction migration.

•	Business mix alignment: Strategically grow in key areas, including core deposits, to improve profitability and reduce funding costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    INTERNATIONAL BANKING

T19 International Banking financial performance

($ millions)	2017	2016	2015
Net interest income(1)	$6,726	$6,359	$5,706
Non-interest income(1)(2)	3,688	3,482	3,137
Total revenue(1)	10,414	9,841	8,843
Provision for credit losses	1,294	1,281	1,128
Non-interest expenses	5,664	5,523	5,095
Income tax expense(1)	828	707	568
Net income	$2,628	$2,330	$2,052
Net income attributable to non-controlling interests	238	251	199
Net income attributable to equity holders of the Bank	$2,390	$2,079	$1,853

Key ratios
Return on equity(3)	14.7%	12.8%	13.0%
Productivity(1)	54.4%	56.1%	57.6%
Net interest margin(4)	4.79%	4.71%	4.71%
Provision for credit losses as a percentage of loans and acceptances	1.21%	1.26%	1.24%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(5)	$140,471	$135,167	$121,130
Total assets	147,537	142,582	128,248
Deposits	95,232	87,508	73,946
Total liabilities	114,694	109,302	94,340

Other ($ millions as at October 31)
Assets under administration	$88,189	$85,888	$80,606
Assets under management	$52,553	$47,287	$43,560

(1)	Taxable equivalent basis.
(2)	Includes net income from investments in associated corporations of $482 (2016 – $473; 2015 – $476).
(3)	Refer to Glossary.
(4)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.
(5)	Includes bankers acceptances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Performance

Net income attributable to equity holders was $2,390 million, up 15% from $2,079 million, with strong results in Latin America and the Caribbean and Central America. The increase reflects higher net interest income and fees driven by good loan growth, lower commercial provisions for credit losses and the benefits of cost-reduction initiatives. This was partly offset by higher income taxes.

Assets and Liabilities

Average assets of $148 billion were up $5 billion or 3%. Adjusting for the impact of foreign currency translation, retail loan growth was 8% and commercial loan growth was 5%, with Latin America driving the growth of 13% and 7% respectively. Average liabilities increased $5 billion or 5% to $115 billion largely due to 9% growth in deposits, or 10% adjusting for the impact of foreign currency translation, including demand and savings deposits up 8% and term deposits up 11%.

Revenues

Total revenues of $10,414 million increased $573 million or 6%. Net interest income increased $367 million or 6% driven by good loan growth, acquisitions in Central America, and a higher net interest margin. The net interest margin rose eight basis points to 4.79% due to changes in business mix, as retail loan growth outpaced commercial loan growth, and higher spreads mainly related to Central Bank rate changes in Latin America last year. Non-interest income increased $206 million or 6%. This increase was largely driven by higher net fee and commission revenues which increased $176 million or 7%.

Latin America

Total revenues of $6,949 million increased 8% from last year. Net interest income increased $347 million or 8%, or 9% excluding the impact of foreign currency translation, reflecting the impact of strong asset growth and a higher net interest margin. The net interest margin rose 12 basis points to 4.85% due to business mix and Central Bank rate changes. Non-interest income increased $146 million or 7% primarily from net fee and commission revenues up $140 million or 7% largely driven by transaction fees and card revenues.

Caribbean and Central America

Total revenues were $3,032 million, up 2% versus last year or 5% adjusting for the negative impact of foreign currency translation. Net interest income increased $20 million or 1%; however, 4% adjusting for the negative impact of foreign currency translation driven by asset growth primarily in Central America and Dominican Republic. Non-interest income was up $45 million or 5%; however, 7% adjusting for the negative impact of foreign currency translation as a result of strong growth in transaction fees, credit card revenues and wealth fees.

Asia

Total revenues were $433 million, up 3% versus last year. This was primarily driven by a higher contribution from Thanachart Bank, partly offset by a lower contribution from Bank of Xi’an.

Non-interest expenses

Non-interest expenses of $5,664 million increased $141 million or 3% from last year. The increase reflected business volume growth, inflationary increases, increased technology spending, and the impact of acquisitions, partly offset by the positive impact of foreign currency translation and the benefits of expense management programs. Operating leverage was a positive 3.3%.

Provision for credit losses

The provision for credit losses increased $13 million or 1% to $1,294 million. Retail provisions for credit losses increased in line with loan growth. Commercial provisions for credit losses decreased, mainly in Colombia, the Caribbean and Mexico, relative to the high levels last year. Overall, the provision for credit losses ratio improved five basis points to 1.21%.

Provision for income taxes

The effective tax rate was 24.0% compared to 23.3% last year due primarily to lower tax benefits in Mexico.

Outlook

International Banking’s earnings growth in 2018 will be achieved through leveraging its diversified footprint, with particular focus on the Pacific Alliance countries. Economic growth is expected to improve in these countries, driving low double digit loan growth in this region. Margins and credit quality are expected to remain stable. Expense management and delivery of positive operating leverage remain key business priorities. The current strength of the Canadian dollar has the potential to negatively impact reported earnings growth in International Banking in 2018. While the primary business focus remains on organic growth, acquisition opportunities that are strategically aligned and complement current operations within International Banking’s existing footprint will be considered.

C10	Total revenue

C11	Total revenue by region

$ millions

C12	Average loans and acceptances

$ billions

C13	Average earning assets(1) by region

$ billions

(1)	Average earning assets excluding bankers acceptances

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL BANKING AND MARKETS

Global Banking and Markets

2017 Achievements

In 2017, we continued to build our franchise as a leading wholesale bank in Canada and the Pacific Alliance and made significant progress on our key priorities:

•  Customer Focus

•  Enhanced our customer focus and delivered superior service and solutions to our customers – a sample of our Awards and Recognitions, along with Deal Highlights from 2017, are listed below.

•  Expanded our investment banking franchise across the Bank’s global footprint to better align our enhanced customer-focused strategy in our priority markets.

•  Business Mix Alignment

•  Shifted our business mix to focus our resources on our priority markets and businesses.

•  Resource Productivity

•  Made significant investments in people, process and technology, and improved our resource productivity. We continue to optimize and modernize our operations and systems to better serve our customers and reduce costs.

•  Digital Transformation

•  Continued investment in digital technologies and automation to provide a better customer experience. In 2017, we became the first Canadian bank to launch a mobile banking app for business with an integrated digital security token.

Awards and Recognitions

•  Ranked #3 in Thomson Reuters LPC’s League Table for Investment Grade Loan Syndications in Canada, and #16 in the United States, for the first three quarters of 2017.

•  Ranked #2 in Bloomberg’s League Table for Loan Syndications in Latin America, for the first three quarters of 2017.

•  Recognized with four Latin America Project & Infrastructure Finance Awards by LatinFinance during 2017:

•  Best Airport Financing: Mexico City Airport Trust (Bond Financing)

•  Best Transport Financing: Mexico City Airport Trust (Bond Financing)

•  Best Infrastructure Financing – Mexico: Red Compartida (Project Financing)

•  Best Infrastructure Financing – Caribbean: Aeropuertos Dominicanos Siglo XXI (Loan and Bond Financing)

•  Scotiabank’s Equity Research team achieved eight #1 industry rankings and 18 top-tier sector rankings overall in the 2017 Canadian Equity Investors Study by Greenwich Associates.

Deal Highlights

•  Acted as Financial Advisor to Royal Dutch Shell (Shell) on the sale of its 60% interest in the Athabasca Oil Sands Project and 100% interest in the Peace River Complex for C$11.1 billion to Canadian Natural Resources Limited (CNRL), as well as the concurrent joint acquisition by Shell and CNRL of Marathon Oil Canada Corporation for US$2.5 billion. Scotiabank also acted as Joint Lead Arranger on CNRL’s related C$9 billion bridge credit facility.

•  Acted as Exclusive Financial Advisor to Veresen Inc. on its acquisition by Pembina Pipeline Corporation. The transaction, valued at C$9.4 billion, created one of the largest energy infrastructure companies in Canada.

•  Acted as Joint Lead Arranger and Underwriter of 50% of a new US$1.2 billion financing to support Jacobs Engineering’s acquisition of CH2M Hill. In addition, Scotiabank backstopped 50% of the company’s existing US$1.6 billion credit facility in connection with the acquisition.

•  Acted as Global Coordinator, Joint Bookrunner and Billing & Delivery Agent on the inaugural PEN10 billion Euroclearable bond issuance due 2032 by the Republic of Peru. This transaction represents the first PEN-denominated issuance ever to clear and settle through Euroclear.

•  Acted as Bookrunner on a £4.0 billion syndicated re-opening of the Conventional Gilt due 2065 for the UK Debt Management Office (UK DMO). This was Scotiabank’s first ever bookrunner role in a Conventional Gilt syndication, and was the second bookrunner mandate received from the UK DMO in the past 12 months.

•  Acted as Mandated Lead Arranger, Underwriter, Bookrunner and Hedge Provider on a A$5.9 billion debt facility for the acquisition of the Endeavour Energy electricity network in Australia by MIRA, AMP Capital, BCIMC and Qatar Investment Authority.

Business Profile

Global Banking and Markets (GBM) conducts the Bank’s wholesale banking and capital markets business with corporate, government and institutional investor clients. GBM is a full-service wholesale bank and investment dealer in Canada and Mexico, and offers a range of products and services in the U.S., Latin America (excluding Mexico), and in select markets in Europe, Asia and Australia.

More specifically, GBM provides clients with: corporate lending; transaction banking (including trade finance and cash management); investment banking (including corporate finance and mergers & acquisitions); fixed income and equity underwriting, sales, trading and research; prime services (prime brokerage and stock lending); foreign exchange sales and trading; commodity derivatives; precious and base metals sales, trading, financing and physical services; and collateral management.

Strategy

Global Banking and Markets continues to build its franchise as a leading wholesale bank in Canada and the Pacific Alliance, while maintaining a relevant presence in other regions to support its multi-regional customers.

2018 Priorities

•	Enhance Customer Focus: We continue to place the customer at the centre of everything we do. We are improving the end-to-end customer experience to seamlessly offer our full capabilities, thereby deepening and strengthening our relationships, while leveraging our global footprint to better serve our multi-regional customers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Leaders in our Primary Markets: We are investing in people, process and technology, enhancing our capabilities in our primary markets of Canada and the Pacific Alliance. We are expanding our investment banking and capital markets expertise to increase our relevance and deepen our customer relationships in these markets.

•	Optimize Effectiveness: We are controlling costs and investing in the right areas to drive shareholder value, while optimizing our use of capital and funding. We are investing in technology to enhance the customer experience, improve our data and analytics capabilities, and increase operational effectiveness.

T20 Global Banking and Markets financial performance

($ millions)	2017	2016	2015
Net interest income(1)	$1,336	$1,293	$1,071
Non-interest income(1)	3,288	3,139	2,953
Total revenue(1)	4,624	4,432	4,024
Provision for credit losses	42	249	67
Non-interest expenses	2,160	2,040	1,846
Income tax expense(1)	604	572	558
Net income	$1,818	$1,571	$1,553
Net income attributable to non-controlling interests in subsidiaries	–	–	–
Net income attributable to equity holders of the Bank	$1,818	$1,571	$1,553

Key ratios
Return on equity(2)	16.0%	12.6%	13.0%
Productivity(1)	46.7%	46.0%	45.9%
Net interest margin(3)(4)	1.75%	1.67%	1.65%
Provision for credit losses as a percentage of loans and acceptances	0.05%	0.30%	0.10%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$103,861	$103,316	$108,137
Loans and acceptances	79,937	81,662	70,103
Earning assets	291,870	298,664	290,482
Total assets	335,599	350,627	342,389
Deposits	77,158	77,261	63,308
Total liabilities	267,377	269,755	239,628
(1)	Taxable equivalent basis.
(2)	Refer to Glossary.
(3)	Business Banking only.
(4)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL BANKING AND MARKETS

Financial Performance

Global Banking and Markets reported net income attributable to equity holders of $1,818 million in 2017, an increase of $247 million or 16% from last year. Stronger results in the equities business related primarily to higher client trading activity contributed approximately 6% of the earnings growth. As well, significantly lower provision for credit losses were partly offset by higher non-interest expenses.

Average assets

Average assets decreased by $15 billion or 4% to $336 billion this year. Adjusting for the impact of foreign currency translation, assets decreased by $9 billion or 2%, as decreases in securities purchased under resale agreements and derivative-related assets were partly offset by higher trading securities.

Average liabilities

Average liabilities decreased by $3 billion or 1% to $267 billion this year. Adjusting for the impact of foreign currency translation, liabilities increased by $2 billion or 1% due to growth in securities sold under repurchase agreements and bullion deposits, partly offset by lower derivative-related liabilities.

Net interest income

Net interest income increased by 3% to $1,336 million, mainly driven by higher deposit volumes and higher lending volumes in the U.S. and Canada. The net interest margin was 1.75%, an increase of eight basis points.

Non-interest income

Non-interest income of $3,288 million increased by $149 million or 5%. Stronger trading revenues in equities, net gains on investment securities and higher underwriting fees contributed to the growth. This was partly offset by lower banking fees and lower trading revenues in metals and fixed income.

Non-interest expenses

Non-interest expenses increased by $120 million or 6% to $2,160 million in 2017. This was due primarily to higher regulatory, compliance and technology costs. Operating leverage was negative 1.5%.

Provision for credit losses

The provision for credit losses decreased $207 million to $42 million due primarily to higher energy sector provisions last year. The provisions this year were primarily in Asia and Europe. The provision for credit losses ratio was down 25 basis points to five basis points.

Provision for income taxes

The effective tax rate of 25.0% was 1.7% lower than the prior year, due to lower taxes in certain foreign operations.

Outlook

With the execution of our client-focused strategies, investment in our people and capabilities including our Global Investment Banking platform, we expect continued strong growth in deposits and improved Corporate Banking results. This growth is expected to be partly offset by lower revenues from certain client-driven capital market transactions. Expenses are expected to rise to support higher regulatory and technology investments.

C14	Total revenue

C15	Business banking revenue

$ millions

C16	Capital markets revenue by business line

$ millions

C17	Composition of average earning assets

$ billions

C18	Trading day losses

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Other

The Other segment includes Group Treasury, smaller operating segments, business line elimination items and other corporate items which are not allocated to a business line.

Financial Performance

T21 Other financial performance

($ millions)	2017	2016	2015
Net interest income(1)	$(390)	$(384)	$(100)
Non-interest income(1)(2)	(344)	273	35
Total revenue(1)	(734)	(111)	(65)
Provision for (recovery of) credit losses	–	50	60
Non-interest expenses	319	653	86
Income tax expense(1)	(786)	(545)	(475)
Net income	$(267)	$(269)	$264
Net income attributable to equity holders of the Bank	$(267)	$(269)	$264

(1)	Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes in the business segments.
(2)	Includes net income from investments in associated corporations of $(141) in 2017; (2016 – $(137); 2015 – $(137)).

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $562 million in 2017, compared to $299 million in 2016.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

The Other segment had a net loss attributable to equity holders of $267 million in 2017. Adjusting for the restructuring charge of $378 million ($278 million after tax), net income was $9 million in 2016.

Revenues

Revenues declined by $623 million mainly due to higher taxable equivalent basis offsets (eliminated in tax expenses), lower net gain on investment securities, lower net gain on sale of real estate, and the negative impact of foreign currency translation (including hedges).

Provision for credit losses

The decrease in provision for credit losses relates to an increase of $50 million in the collective allowance for credit losses against performing loans in the prior year.

Non-interest expenses

Non-interest expenses were $319 million in 2017. Adjusting for the Bank’s restructuring charge of $378 million in Q2 2016, non-interest expenses increased by $44 million compared to 2016. The increase was largely due to lower employee benefit expenses in the prior year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OTHER

Financial Performance of Business Lines: 2016 vs. 2015

Canadian Banking

Canadian Banking’s net income attributable to equity holders was $3,736 million in 2016, an increase of $392 million or 12%. The gain on the sale of a non-core lease financing business (“the gain on sale”) of $116 million pre-tax or $100 million after tax contributed 3% growth to net income. Strong performance from retail and small business banking, commercial banking and wealth management, as well as the impact of the credit card portfolio acquired from JPMorgan Chase Bank (“the acquisition”) contributed to the growth. Return on equity was 22.0% up from 21.0% in 2015.

International Banking

Net income attributable to equity holders was $2,079 million, an increase of $226 million or 12%. Earnings from strong asset and fee growth, including the positive impact of foreign currency translation, were partly offset by higher provision for credit losses. Strong underlying asset and fee growth in Latin America and a solid contribution from Caribbean & Central America were complemented by earnings in Asia. Return on equity was 12.8%, versus 13.0% in 2015.

Global Banking and Markets

Global Banking and Markets reported net income attributable to equity holders of $1,571 million in 2016, an increase of $18 million or 1% from 2015. Stronger results in the fixed income, corporate lending and commodities businesses, as well as the positive impact of foreign currency translation, were mainly offset by higher provision for credit losses and lower results in equities. Return on equity was 12.6% versus 13.0% in 2015.

Other

The Other segment had a net loss attributable to equity holders of $269 million in 2016. Adjusting for the restructuring charge of $378 million ($278 million after tax; refer T2), net income was $9 million in 2016. Net income attributable to equity holders was $264 million in 2015 which included a number of largely offsetting items, comprised of a reduction in pension benefit accrual related to modifications made to the Bank’s main pension plan of $204 million pre-tax ($151 million after tax), an increase to the collective allowance for credit losses against performing loans due to the increase in the loan portfolio of $60 million pre-tax ($44 million after tax), and reorganization costs related to Canadian Banking’s shared services operations of $61 million pre-tax ($45 million after tax).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

GROUP FINANCIAL CONDITION

T22 Condensed statement of financial position

As at October 31 ($ billions)	2017	2016	2015
Assets
Cash, deposits with financial institutions and precious metals	$65.4	$54.8	$84.5
Trading assets	98.5	108.6	99.1
Securities purchased under resale agreements and securities borrowed	95.3	92.1	87.3
Investment securities	69.3	72.9	43.2
Loans	504.4	480.2	458.6
Other	82.4	87.7	83.8
Total assets	$915.3	$896.3	$856.5

Liabilities
Deposits	$625.4	$611.9	$600.9
Obligations related to securities sold under repurchase agreements and securities lent	95.8	97.1	77.0
Other liabilities	126.5	121.8	118.9
Subordinated debentures	5.9	7.6	6.2
Total liabilities	$853.6	$838.4	$803.0

Equity
Common equity	55.5	52.7	49.1
Preferred shares and other equity instruments	4.6	3.6	2.9
Non-controlling interests in subsidiaries	1.6	1.6	1.5
Total equity	$61.7	$57.9	$53.5
Total liabilities and shareholders’ equity	$915.3	$896.3	$856.5

C19	Loan portfolio

loans & acceptances, $ billions, as at

October 31

C20	Deposits

$ billions, as at October 31

Statement of Financial Position

Assets

The Bank’s total assets as at October 31, 2017 were $915 billion, up $19 billion or 2% from October 31, 2016. Adjusting for the impact of foreign currency translation, total assets were up $32 billion. This growth was primarily in loans, while increases in deposits with financial institutions were offset by lower trading assets and investment securities.

Cash and deposits with financial institutions increased $13 billion, while trading assets decreased $10 billion due primarily to a decrease in trading securities.

Investment securities decreased $4 billion from October 31, 2016 due primarily to lower holdings of held-to-maturity securities. The unrealized gain on available-for-sale securities, after the impact of qualifying hedges, decreased $74 million to an unrealized loss of $48 million as at October 31, 2017, due mainly to realized gains on disposals and changes in interest rates.

Loans increased $24 billion or 5% from October 31, 2016. Adjusting for the impact of foreign currency translation, loans increased $30 billion. Residential mortgages increased $15 billion and personal loans and credit cards were up $5 billion primarily in Canada and Latin America. Business and government loans were up $10 billion, mainly in Canada and Latin America.

Derivative instrument assets decreased $6 billion due primarily to lower mark-to-market amounts related to interest rate contracts.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Liabilities

Total liabilities were $854 billion as at October 31, 2017, up $15 billion or 2% from October 31, 2016. Adjusting for the impact of foreign currency translation, total liabilities were up $29 billion.

Total deposits increased $13 billion. Adjusting for the impact of foreign currency translation, total deposits increased $23 billion. Personal deposits grew by $2 billion, primarily in Canada and Latin America, and business and government deposits grew by $20 billion, mainly in Canada, the U.S. and Latin America.

Obligations related to securities sold short increased by $7 billion. Derivative instrument liabilities decreased by $8 billion, which was similar to the decrease in derivative instrument assets. Total wholesale funding decreased by $8 billion.

Equity

Total shareholders’ equity increased $3,804 million from October 31, 2016. This increase was driven mainly by current year earnings of $8,243 million and a net increase in preferred shares and other equity instruments of $985 million. Partly offsetting was a reduction in other comprehensive income of $709 million, due primarily to a decrease in unrealized foreign currency translation gains on the Bank’s investments in its foreign operations, dividends paid of $3,797 million and the repurchase and cancellation of approximately 14 million common shares for $1,009 million.

Outlook

Assets and deposits are expected to continue to increase in 2018 across all business lines. In Canada, while growth in residential mortgages is expected to moderate, other retail and commercial lending should continue to expand. Internationally, lending assets and personal deposits are expected to increase with stronger growth in the Pacific Alliance countries.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including internal capital and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Asset-Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets are detailed in the Risk Management section “Risk appetite”. The framework encompasses medium term targets with respect to regulatory capital thresholds, earnings and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy; Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common share capital instruments issued after December 31, 2012, are required to meet these NVCC requirements to qualify as regulatory capital.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a five year phase-in of new deductions and additional components to common equity. Non-qualifying non-common capital instruments are being phased-out over 10 years and the capital conservation buffer is being phased-in over four years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: CET1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

The Office of the Superintendent of Financial Institutions, Canada (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five year period, beginning January 2014. In accordance with OSFI’s requirements, during 2017, the scalars for CVA risk-weighted assets of 0.72, 0.77 and 0.81 were used to compute the CET1, Tier 1 and Total capital ratios, respectively (October 31, 2016 – scalars of 0.64, 0.71 and 0.77, respectively). The scalars will increase to 0.80, 0.83 and 0.86, respectively, effective in the first quarter of 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital ratios, respectively. OSFI has also designated the Bank a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. In January 2014, the BCBS issued revisions to the Basel III Leverage ratio framework.

In 2014, OSFI released its Basel III Leverage Ratio Requirements Guideline and Public Disclosure Requirements which outlines the application and disclosure of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum.

Regulatory developments related to capital

Effective Q1 2017, new OSFI requirements were implemented for Canadian uninsured loans secured by residential real estate in response to evolving risks, such as risks associated with elevated house prices in certain markets, and increasing levels of household debt. The new requirements for loss given default (LGD) capital models under the Advanced Internal Ratings-Based (AIRB) Approach introduced a risk-sensitive floor which is tied to increases in local property prices and/or to house prices that are high relative to borrower income. The changes apply to new originations, refinances and renewals of all uninsured real estate secured products on a go-forward basis.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, and internal capital. These results are used in capital planning and strategic decision-making.

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal regulatory capital targets to ensure the Bank’s available capital is sufficient within the context of its risk appetite.

The Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetite, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares and other equity instruments, and subordinated debentures, net of redemptions.

Capital instruments utilization

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows.

Regulatory capital ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth. The Basel III all-in Common Equity Tier 1 (CET1) ratio as at October 31, 2017 was 11.5%. The CET1 ratio grew by 50 basis points in 2017 primarily from strong internal capital generation.

The Bank’s Basel III all-in Tier 1 and Total capital ratios were 13.1% and 14.9%, respectively, as at October 31, 2017. In addition, the Leverage ratio also improved to 4.7%. The Tier 1, Total capital ratios and the Leverage ratio also benefited from the US$1.25 billion issuance of subordinated NVCC additional Tier 1 capital during the fourth quarter.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratio requirements for 2017 (including the 1% D-SIB surcharge) of 8%, 9.5% and 11.5% for CET1, Tier 1 and Total Capital, respectively. The Bank was well above the OSFI prescribed minimum Leverage ratio as at October 31, 2017.

Outlook

The Bank will continue to have a strong capital position in 2018. Capital will be prudently managed to support organic growth initiatives, selective acquisitions that enhance shareholder returns, and meet higher capital requirements from evolving accounting and regulatory changes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

T23 Regulatory capital(1)

	Basel III All-in

As at October 31 ($ millions)	2017	2016	2015
Common Equity Tier 1 capital
Total Common Equity	$55,454	$52,657	$49,085
Qualifying non-controlling interest in common equity of subsidiaries	636	597	557
Goodwill and non-qualifying intangibles, net of deferred tax liabilities(2)	(11,505)	(11,589)	(11,018)
Threshold related deductions	(271)	(435)	(664)
Net deferred tax assets (excluding those arising from temporary differences)	(417)	(484)	(539)
Other Common Equity Tier 1 capital deductions(3)	(545)	(757)	(456)
Common Equity Tier 1	43,352	39,989	36,965
Preferred shares(4)	3,019	3,594	2,934
Subordinated additional Tier 1 capital securities (NVCC)	1,560	–	–
Capital instrument liabilities – trust securities(4)	1,400	1,400	1,400
Other Tier 1 capital adjustments(5)	142	83	67
Net Tier 1 capital	49,473	45,066	41,366
Tier 2 capital
Subordinated debentures, net of amortization(4)	5,935	7,633	6,182
Eligible collective allowance for inclusion in Tier 2 and excess allowance (re: IRB approach)	602	528	486
Qualifying non-controlling interest in Tier 2 capital of subsidiaries	103	103	196
Other Tier 2 capital adjustments	–	–	–
Tier 2 capital	6,640	8,264	6,864
Total regulatory capital	56,113	53,330	48,230
Risk-weighted assets ($ billions)
Credit risk	315.2	314.8	308.0
Market risk	7.8	10.6	14.4
Operational risk	40.6	38.6	35.6
Basel I capital floor adjustment(6)	12.8	–	–
CET1 risk-weighted assets(6)(7)	$376.4	$364.0	$358.0
Capital ratios(8)
Common Equity Tier 1	11.5%	11.0%	10.3%
Tier 1	13.1%	12.4%	11.5%
Total	14.9%	14.6%	13.4%
Leverage:
Leverage exposures	$1,052,891	$1,010,987	$980,212
Leverage ratio	4.7%	4.5%	4.2%

(1)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis.
(2)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(3)	Other CET1 capital deductions under Basel III all-in include gains/losses due to changes in own credit risk on fair valued liabilities, pension plan assets and other items.
(4)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years.
(5)	Other Tier 1 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries.
(6)	Since the introduction of Basel II in 2008, OSFI has prescribed a minimum capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel I capital floor add-on is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. A shortfall in the Basel III capital requirement as compared with the Basel I floor is added to RWA. As at October 31, 2017, CET1 RWA included a Basel I floor adjustment of $12.8 billion (2016 and 2015 - nil).
(7)	As at October 31, 2017, CVA risk-weighted assets were calculated using scalars of 0.72, 0.77, and 0.81 to compute CET1, Tier 1 and Total capital ratios, respectively, (scalars of 0.64, 0.71, and 0.77 in 2016).
(8)	OSFI designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge was applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by January 1, 2016, in line with the requirements for global systemically important banks.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T24 Changes in regulatory capital(1)

	Basel III All-in

For the fiscal years ($ millions)	2017	2016	2015
Total capital, beginning of year	$53,330	$48,230	$43,592
Changes in Common Equity Tier 1
Net income attributable to common equity holders of the Bank	7,876	6,987	6,897
Dividends paid to equity holders of the bank	(3,668)	(3,468)	(3,289)
Shares issued	313	391	104
Shares repurchased/redeemed	(1,009)	(80)	(955)
Gains/losses due to changes in own credit risk on fair valued liabilities	185	(2)	(158)
Movements in accumulated other comprehensive income, excluding cash flow hedges	(634)	(472)	1,451
Change in non-controlling interest in common equity of subsidiaries	39	40	43
Change in goodwill and other intangible assets (net of related tax liability)(2)	84	(571)	(535)
Other changes including regulatory adjustments below:	177	199	(335)
– Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	67	55	81
– Significant investments in the common equity of other financial institutions (amount above 10% threshold)	129	61	(317)
– Other capital deductions	35	126	44
– Other	(54)	(43)	(143)
Changes in Common Equity Tier 1	$3,363	$3,024	$3,223
Changes in Additional Tier 1 Capital
Issued	1,560	1,350	–
Redeemed	(575)	(690)	–
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	59	16	70
Changes in Additional Tier 1 Capital	$1,044	$676	$70
Changes in Tier 2 Capital
Issued	–	2,502	1,250
Redeemed	(1,500)	(1,035)	–
Collective allowances eligible for inclusion in Tier 2 and Excess Allowance under AIRB	74	42	17
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	(198)	(109)	78
Changes in Tier 2 Capital	$(1,624)	$1,400	$1,345
Total capital generated (used)	$2,783	$5,100	$4,638
Total capital, end of year	$56,113	$53,330	$48,230

(1)	Regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis.
(2)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory capital components

The Bank’s regulatory capital is divided into three components – Common Equity Tier 1 (CET1), Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1 consists primarily of common shareholders’ equity, a proration of non-controlling interests, and regulatory deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of allowance for credit losses to expected losses and significant investments in the common equity of other financial institutions.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares, qualifying other equity instruments (as described in Note 23), and non-qualifying preferred shares and innovative Tier 1 instruments subject to phase-out. Tier 2 capital consists mainly of qualifying or non-qualifying subordinated debentures subject to phase-out and the eligible allowances for credit losses.

The Bank’s CET1 capital was $43.4 billion as at October 31, 2017, an increase of $3.4 billion from the prior year primarily from:

•	$4.2 billion growth from internal capital generation; and,

•	$0.5 billion from decreases in regulatory capital deductions and other regulatory capital adjustments.

Partly offset by:

•	$0.7 billion from common share buybacks net of common shares issuances under the Bank’s employee share purchase and stock option plans; and,

•	$0.6 billion decrease from movements in Accumulated Other Comprehensive Income, excluding cash flow hedges, primarily from the impact of foreign currency translation, partly offset by gains from employee pensions and benefits plans.

The Bank’s Tier 1 and Total capital ratios also benefited from the above changes and the issuance of US$1.25 billion of NVCC subordinated additional Tier 1 capital securities, partly offset by the planned redemptions of non-NVCC preferred shares of $0.6 billion. In addition, Total capital was lower due to the $1.5 billion planned redemption of non-NVCC subordinated debentures during the year.

Dividends

The strong earnings and capital position allowed the Bank to increase its dividends twice in 2017. The annual dividend in 2017 was $3.05, compared to $2.88 in 2016, an increase of 6%. The dividend payout ratio was 46.6% in line with the Bank’s Board approved target dividend payout ratio of 40-50%.

T25 Selected capital management activity

For the fiscal years ($ millions)	2017	2016	2015
Dividends
Common	$3,668	$3,468	$3,289
Preferred	129	130	117
Common shares issued(1)(2)	313	391	104
Common shares repurchased for cancellation under the Normal Course Issuer Bid(2)	1,009	80	955
Preferred shares and other equity instruments issued	1,560	1,350	–
Preferred shares and other equity instruments redeemed	575	690	–
Subordinated debentures issued	–	2,502	1,250
Maturity, redemption and repurchase of subordinated debentures	1,500	1,035	20

(1)	Represents primarily cash received for stock options exercised during the year, common shares issued pursuant to the Dividend and Share Purchase Plan.
(2)	Represents reduction to Common shares and Retained earnings (refer to the Consolidated Statement of Changes in Equity).

C21	CET1 capital

%, as at October 31

C22	Dividend growth

dollars per share

C23	Internally generated capital

$ billions, for years ended October 31

Normal Course Issuer Bid

During the year ended October 31, 2017, under normal course issuer bids, the Bank repurchased and cancelled approximately 14 million common shares (2016 – 1.5 million) at an average price of $72.09 per share (2016 – $52.34) for a total amount of approximately $1,009 million (2016 – $80 million).

On May 30, 2017, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2017 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2017 NCIB will terminate upon the earlier of: (i) the Bank purchasing the maximum number of common shares under the NCIB, (ii) the Bank providing a notice of termination, or (iii) June 1, 2018. On a quarterly basis, the Bank will notify OSFI prior to making purchases. Under this bid, the Bank has repurchased and cancelled 4 million common shares at an average price of approximately $74.83 per share.

On May 31, 2016, the Bank announced that OSFI and the TSX approved a normal course issuer bid (the “2016 NCIB”) pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. The 2016 NCIB terminated on June 1, 2017. On January 4, 2017 and March 17, 2017 the TSX approved amendments to the 2016 NCIB, including to allow the Bank to purchase common shares by private agreement or under a specific share repurchase program, respectively. Under the 2016 NCIB, the Bank repurchased and cancelled 10 million common shares at an average price of approximately $71.00 per share.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in T26. Further details, including exchangeability features, are discussed in Note 20 and Note 23 of the Consolidated Financial Statements.

T26 Shares and other instruments

As at October 31, 2017		Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)	Conversion features
Common shares(2)		$15,644		$3.05		1,199,232	n/a
Preferred shares
Preferred shares Series 16(3)		–		–		–	–
Preferred shares Series 17(3)		–		–		–	–
Preferred shares Series 18(4)(5)(6)		187		0.837500		7,498	Series 19
Preferred shares Series 19(4)(5)(7)		158		0.642626		6,302	Series 18
Preferred shares Series 20(4)(5)(8)		201		0.902500		8,039	Series 21
Preferred shares Series 21(4)(5)(9)		149		0.554501		5,961	Series 20
Preferred shares Series 22(4)(5)(10)		234		0.957500		9,377	Series 23
Preferred shares Series 23(4)(5)(11)		66		0.600126		2,623	Series 22
Preferred shares Series 30(4)(5)(12)		154		0.455000		6,143	Series 31
Preferred shares Series 31(4)(5)(13)		111		0.380126		4,457	Series 30
Preferred shares Series 32(4)(5)(14)		279		0.515752		11,161	Series 33
Preferred shares Series 33(4)(5)(15)		130		0.465159		5,184	Series 32
Preferred shares Series 34(4)(5)(16)(17)		350		1.375000		14,000	Series 35
Preferred shares Series 36(4)(5)(16)(18)		500		1.375000		20,000	Series 37
Preferred shares Series 38(4)(5)(16)(19)		500		1.351175		20,000	Series 39

Additional Tier 1 securities	Amount ($ millions)		Distribution(20)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(21a,c,d)		$750		28.25		5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(21b,c,d)		650		39.01		7.802	650
Subordinated additional Tier 1 capital securities (NVCC)(22)	US$	1,250	US$	23.25		4.650	1,250

NVCC subordinated debentures					Amount ($ millions)		Interest Rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025						750	3.37
Subordinated debentures due December 2025					US$	1,250	4.50

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)(23)							15,555

(1)	Dividends declared as at August 29, 2017.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at November 17, 2017, the number of outstanding common shares and options was 1,199,380 thousand and 15,345 thousand, respectively.
(3)	On January 27, 2017 and on April 26, 2017, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 16 and Series 17 and paid dividends of $0.328125 and $0.350000 per share respectively.
(4)	These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2017 Annual Report for further details.
(5)	These preferred shares have conversion features. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2017 Annual Report for further details.
(6)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly.
(8)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(9)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly.
(10)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(11)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly.
(12)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2015, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(13)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.00%, multiplied by $25.00, which will be reset quarterly.
(14)	Subsequent to the initial five-year fixed rate period which ended on February 1, 2016, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(15)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.34%, multiplied by $25.00, which will be reset quarterly.
(16)	These preferred shares contain Non-Viability Contingent Capital (NVCC) provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2017 Annual Report for further details.
(17)	Subsequent to the initial five-year fixed rate period ending on April 25, 2021, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 4.51%, multiplied by $25.00.
(18)	Subsequent to the initial five-year fixed rate period ending on July 25, 2021, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 4.72%, multiplied by $25.00.
(19)	Subsequent to the initial five-year fixed rate period ending on January 26, 2022, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 4.19%, multiplied by $25.00.
(20)	Per face amount of $1,000 or US$1,000, as applicable.
(21)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 23 – Restrictions on dividend payments in the Bank’s 2017 Annual Report]. Under the circumstances outlined in 21(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(21)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 21(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS III Series 2009-1 into Preferred Shares Series R of the Bank, then the Bank would become the sole beneficiary of the Trust.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

(21)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(21)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends, of any kind on any of its preferred or common shares for a specified period of time [refer to Note 23 – Restrictions on dividend payments].
(22)	On October 12, 2017, the Bank issued US$1.25 billion 4.650% fixed to floating rate non-cumulative subordinated additional Tier 1 capital securities (NVCC). Refer to Note 23(b) – Preferred shares and other equity instruments.
(23)	Included are 5,900 stock options with tandem stock appreciation rights (Tandem SAR) features.

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

On May 10, 2017, Moody’s downgraded the long-term ratings of all Canadian banks, citing concerns around expanding levels of private sector debt, which could increase the likelihood of weaker asset quality in the future. Moody’s downgraded the Bank’s long-term ratings by one notch to A1 from Aa3, while affirming the Bank’s short-term deposit rating of P-1.

The Bank continues to have strong credit ratings and is rated AA by DBRS, A1 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). Fitch and S&P have a stable outlook on the Bank. Meanwhile, DBRS and Moody’s continue to maintain their negative outlook for all Canadian banks citing the uncertainty around the federal government’s proposed new bail-in regime for senior unsecured debt, to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario. (Refer to Shareholder Information section for ratings of other securities).

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the OSFI approved Bank’s internal risk models and OSFI prescribed risk weights to on- and off-balance sheet exposures. CET1, Tier 1 and Total Capital RWA were $376.4 billion at year end, representing increases from 2016 of approximately $12.3 billion, $11.9 billion and $11.5 billion, respectively.

Since the introduction of Basel II in 2008, OSFI has prescribed a minimum capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel I capital floor add-on is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. A shortfall in the Basel III capital requirement as compared with the Basel I floor is added to RWA.

Increases to CET1, Tier 1 and Total Capital RWA during the year are due to Basel I floor adjustments of $12.8 billion, $12.6 billion and $12.4 billion, respectively, and higher operational risk RWA of $1.9 billion, and credit risk RWA of approximately $0.3 billion (including the impact of foreign currency translation of -$6.9 billion), partly offset by lower market risk RWA of $2.7 billion.

CET1 Credit risk-weighted assets

As shown in Table T27, CET1 credit risk-weighted assets increased by approximately $0.3 billion to $315.2 billion primarily due to the following components:

•	Higher volumes increased RWA by $14.2 billion;

•	Book quality changes, including parameter recalibrations, reduced RWA by $5.8 billion;

•	Model updates decreased RWA by $2.2 billion;

•	Implementation of methodology and policy changes during the year increased RWA by $1.1 billion; and,

•	The impact of foreign exchange translation decreased RWA by $6.9 billion.

T27 Flow statement for Basel III All-in credit risk-weighted assets ($ millions)

	2017		2016

Credit risk-weighted assets movement by key driver(1) ($ millions)	Credit risk	Of which counterparty credit risk	Credit risk	Of which counterparty credit risk
CET1 Credit risk-weighted assets as at beginning of year	$314,822	$16,432	$308,035	$22,940
Book size(2)	14,219	797	1,781	(4,082)
Book quality(3)	(5,812)	(1,209)	10,542	740
Model updates(4)	(2,248)	219	(3,214)	(3,214)
Methodology and policy(5)	1,062	521	(2,849)	–
Acquisitions and disposals	–	–	1,672	–
Foreign exchange movements	(6,884)	(266)	2,731	48
Other	–	–	(3,876)	–
CET1 Credit risk-weighted assets as at end of year(6)	$315,159	$16,494	$314,822	$16,432
Tier 1 CVA scalar	208	208	456	456
Tier 1 Credit risk-weighted assets as at end of year(6)	315,367	16,702	315,278	16,888
Total CVA scalar	166	166	390	390
Total Credit risk-weighted assets as at end of year(6)	$315,533	$16,868	$315,668	$17,278

(1)	Includes counterparty credit risk.
(2)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(3)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(4)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(5)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III).
(6)	As at October 31, 2017, risk-weighted assets were calculated using scalars of 0.72, 0.77, and 0.81 to compute CET1, Tier 1, and Total capital ratios, respectively, (scalars were 0.64, 0.71, and 0.77 in 2016).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T28 Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P	External Rating – Moody’s	External Rating – DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0448%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0448% – 0.1304%
A to A-	A2 to A3	A to A (low)		90	0.0552% – 0.1402%
BBB+	Baa1	BBB (high)		87	0.0876% – 0.2187%
BBB	Baa2	BBB		85	0.1251% – 0.3176%
BBB-	Baa3	BBB (low)		83	0.1788% – 0.4610%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.2886% – 0.5134%
BB	Ba2	BB		77	0.4658% – 0.5716%
BB-	Ba3	BB (low)		75	0.5716% – 0.7518%
B+	B1	B (high)		73	0.7518% – 1.4444%
B to B-	B2 to B3	B to B (low)		70	1.4444% – 2.7749%
CCC+	Caa1	–	Watch list	65	2.7749% – 10.1814%
CCC	Caa2	–		60	10.1814% – 19.4452%
CCC- to CC	Caa3 to Ca	–		40	19.4452% – 35.4088%
–	–	–		30	35.4088% – 59.5053%
Default			Default	27-21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

T29 Non-retail AIRB portfolio exposure by internal rating grade(1)(2)

As at October 31 ($ millions)		2017					2016

Grade	IG Code	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)
Investment grade(3)	99-98	79,908	930	0.01	11	1	66,127	878	0.01	18	1
	95	46,871	5,816	0.05	33	12	45,031	6,458	0.06	30	14
	90	56,472	9,190	0.07	35	16	52,357	8,540	0.07	37	16
	87	44,533	10,229	0.11	38	23	42,398	10,326	0.13	37	24
	85	40,379	13,229	0.16	43	33	40,162	14,189	0.18	41	35
	83	41,488	17,796	0.25	44	43	37,926	16,704	0.25	44	44
Non-Investment grade	80	36,235	18,701	0.35	44	52	36,135	20,502	0.36	46	57
	77	23,045	13,167	0.50	42	57	23,941	14,955	0.51	43	62
	75	20,085	13,703	0.75	43	68	15,941	11,830	0.74	46	74
	73	7,271	5,608	1.44	35	77	7,307	6,063	1.42	40	83
	70	3,758	3,666	2.77	37	98	4,692	4,682	2.73	43	100
Watch list	65	2,167	2,136	10.18	25	99	1,297	2,078	9.99	41	160
	60	761	1,454	19.45	38	191	1,221	2,447	19.05	40	200
	40	1,311	2,647	30.74	38	202	2,465	4,901	28.77	37	199
	30	159	220	58.44	36	138	100	178	59.28	43	178
Default(9)	27-21	1,752	6,298	100	44	359	2,520	8,106	100	42	322
Total		406,195	124,790	0.86	34	31	379,620	132,837	1.20	36	35
Government guaranteed residential mortgages		91,737	–	–	35	–	100,869	–	–	25	–
Total		497,932	124,790	0.70	34	25	480,489	132,837	0.95	34	28

(1) Refer	to the Bank’s Supplementary Regulatory Capital Disclosures for a more detailed breakdown by asset class, exposure at default, probability at default, loss given default and risk weighting.
(2) Excludes	securitization exposures.
(3) Excludes	government guaranteed residential mortgages of $91.7 billion ($100.9 billion in 2016).
(4) After	credit risk mitigation.
(5) PD	– Probability of Default.
(6) LGD	– Loss Given Default.
(7) RW	– Risk Weight.
(8) Exposure	at default used as basis for estimated weightings.
(9) Gross	defaulted exposures, before any related allowances.

Credit risk-weighted assets – non-retail

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel III to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•	Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) code, will default within a one-year time horizon. IG codes are a component of the Bank’s risk rating system. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

•	Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements. LGD for a defaulted exposure is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility at the time of default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum five-year AIRB requirement for PD estimates and the minimum seven-year AIRB requirement for LGD and EAD estimates. Further analytical adjustments, as required under the Basel III Framework and OSFI’s requirements set out in its Domestic Implementation Notes, are applied to average estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

•	Downturn estimation for LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average; and

•	Downturn estimation for EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and

•	The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table T29.

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed, re-calibrated and independently validated on at least an annual basis to ensure that they reflect the implications of new data, technical advances and other relevant information.

•	As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•	The back-testing for LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2017, are shown in Table T30.

T30 Portfolio-level comparison of estimated and actual non-retail percentages

	Estimated(1)	Actual
Average PD	0.92	0.40
Average LGD	41.59	22.18
Average CCF(2)	51.28	5.69

(1)	Estimated parameters are based on portfolio averages at Q3/16, whereas actual parameters are based on averages of realized parameters during the subsequent four quarters.
(2)	EAD back-testing is performed through Credit Conversion Factor (CCF) back-testing, as EAD is computed using the sum of the drawn exposure and undrawn exposure multiplied by the estimated CCF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•	Residential real estate secured exposures consists of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures consists of all unsecured credit cards and lines of credit;

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios, the following models and parameters are estimated:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.

•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.

•	Exposure at Default (EAD) is the portion of expected exposures at time of default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month, exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

•	LGD is adjusted to appropriately reflect economic downturn conditions.

•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.

•	Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 31, 2017.

T31 Retail AIRB portfolio exposure by PD range(1)(2)

As at October 31 ($ millions)		2017					2016
Category	PD Range	Exposure at default ($)(2)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)	Exposure at default ($)(2)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)
Exceptionally low	0.0000% – 0.0499%	16,026	476	0.05	66	3	44,356	964	0.04	30	2
Very low	0.0500% – 0.1999%	80,507	4,059	0.09	28	5	59,509	4,417	0.15	31	7
Low	0.2000% – 0.9999%	94,081	19,638	0.52	35	21	52,261	12,483	0.54	42	24
Medium low	1.0000% – 2.9999%	17,070	9,919	1.91	57	58	20,851	10,961	1.75	53	53
Medium	3.0000% – 9.9999%	8,583	8,827	5.56	75	103	6,265	6,028	5.34	61	96
High	10.0000% – 19.9999%	889	1,086	17.18	43	122	1,997	2,926	10.77	67	147
Extremely high	20.0000% – 99.9999%	1,453	2,566	36.86	62	177	2,312	3,682	35.12	56	159
Default(7)	100%	607	–	100.00	79	–	677	–	100.00	74	–
Total		219,216	46,571	1.21	38	21	188,228	41,461	1.48	38	22
(1)	Refer to the Bank’s Supplementary Regulatory Capital Disclosures for a more detailed breakdown by asset class, exposure at default, probability at default, loss given default and risk-weighting.
(2)	After credit risk mitigation.
(3)	PD – Probability of Default.
(4)	LGD – Loss Given Default.
(5)	RW – Risk Weight.
(6)	Exposure at default used as basis for estimated weightings.
(7)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate. Comparison of estimated and actual loss parameters for the period ended July 31, 2017 is shown in Table T32. During this period the actual experience was significantly better than the estimated risk parameters.

T32 Estimated and actual loss parameters(1)

($ millions)	Average estimated PD (%)(2)(7)	Actual default rate (%)(2)(5)	Average estimated LGD (%)(3)(7)	Actual LGD (%)(3)(6)	Estimated EAD ($)(4)(7)	Actual EAD ($)(4)(5)
Residential real estate secured
Residential mortgages
Insured mortgages(8)	0.69	0.59	–	–	–	–
Uninsured mortgages	0.46	0.44	18.12	10.82	–	–
Secured lines of credit	0.77	0.32	28.95	13.95	107	92
Qualifying revolving retail exposures	2.14	1.92	77.54	63.91	743	650
Other retail	2.21	1.32	58.90	47.12	8	8
(1)	Estimates and actual values are recalculated to align with new models implemented during the period.
(2)	Account weighted aggregation.
(3)	Default weighted aggregation.
(4)	EAD is estimated for revolving products only.
(5)	Actual based on accounts not at default as at four quarters prior to reporting date.
(6)	Actual LGD calculated based on 24 month recovery period after default and therefore excludes any recoveries received after the 24 month period.
(7)	Estimates are based on the four quarters prior to the reporting date.
(8)	Actual and estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending;

•	Qualifying revolving retail exposures consisting of all credit cards and lines of credit;

•	Other retail consisting of term loans.

Under the standardized approach, in general, residential real estate secured lending products are risk-weighted 35% and other retail products receive a 75% risk-weight.

Market risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. OSFI has approved the Bank’s internal VaR, Stressed VaR, Incremental Risk Charge and Comprehensive Risk Measure models for the determination of market risk capital. The attributes and parameters of these models are described in the Risk Measurement Summary.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Below are the market risk requirements as at October 31, 2017 and 2016:

T33 Total market risk capital

($ millions)	2017	2016
All-Bank VaR	$110	$105
All-Bank stressed VaR	300	209
Incremental risk charge	174	407
Comprehensive risk measure	–	77
Standardized approach	43	48
Total market risk capital(1)	$627	$846
(1)	Equates to $7,839 million of market risk-weighted assets (2016 – $10,571 million).

T34 Risk-weighted assets movement by key drivers

	Market risk

($ millions)	2017	2016
RWA as at beginning of the year	$10,571	$14,350
Movement in risk levels(1)	(2,774)	(5,018)
Model updates(2)	42	1,239
Methodology and policy(3)	–	–
RWA as at end of the year	$7,839	$10,571
(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are imbedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes (eg. Basel III).

Market risk-weighted assets decreased by $2.7 billion to $7.8 billion as shown in Table T34 due primarily to a reduction in incremental risk charge from a reduced exposure in Latin America.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. The Bank applies a combination of the Standardized Approach and the Advanced Measurement Approach for calculating operational risk capital as per the applicable Basel Standards.

Under the Standardized Approach (TSA), total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity.

In addition, the Bank received approval from OSFI to use the Advanced Measurement Approach (AMA) commencing the first quarter of 2017. Under AMA, regulatory capital measurement more directly reflects the Bank’s operational risk environment through the use of a loss distribution approach model which uses internal loss events, external loss events, scenario analysis and other adjustments to arrive at a final operational risk regulatory capital calculation. Since the Bank’s AMA requirements are floored at TSA requirements, there was no impact from adoption of AMA in 2017.

Operational risk-weighted assets increased by $1.9 billion during the year to $40.6 billion primarily due to organic growth in gross income.

Internal capital

The Bank utilizes economic capital methodologies and measures to calculate internal capital. Internal capital is a measure of the unexpected losses inherent in the Bank’s business activities. The calculation of internal capital relies on models that are subject to independent vetting and validation as required by the Bank’s Model Risk Management Policy.

Management assesses its risk profile to determine those risks for which the Bank should attribute internal capital. The major risk categories included in internal capital are:

•	Credit risk measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate and commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•	Market risk for internal capital incorporates models consistent with the regulatory basis, with some exclusions, and calibrated to a higher 99.95% confidence interval, and models of other market risks, mainly structural interest rate and foreign exchange risks.

•	Operational risk for internal capital is based on a model incorporating actual losses, adjusted for an add-on for regulatory capital.

•	Other risks include additional risks for which internal capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of internal capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously. The Bank also includes the full amount of goodwill and intangible assets in the internal capital amount.

For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Structured entities

Arrangements with structured entities include structured entities that are used to provide a wide range of services to customers, such as structured entities established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities. The Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages certain structured entities (see discussion on other unconsolidated structured entities on page 55).

All structured entities are subject to a rigorous review and approval process to ensure that all significant risks are properly identified and addressed. For many of the structured entities that are used to provide services to customers, the Bank does not guarantee the performance of the structured entities’ underlying assets, and does not absorb any related losses. For other structured entities, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a structured entity.

Consolidated structured entities

The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles, and consolidates these structured entities in the Bank’s consolidated financial statements.

As at October 31, 2017, total assets of consolidated structured entities were $53 billion, compared to $59 billion at the end of 2016. The change was primarily due to decreased assets in Scotiabank Covered Bond Guarantor Limited Partnership and assets that matured in other structured entities. More details of the Bank’s consolidated structured entities are provided in Note 14(a) to the consolidated financial statements.

Unconsolidated structured entities

There are two primary types of association the Bank has with unconsolidated structured entities:

•	Canadian multi-seller conduits administered by the Bank, and

•	Structured finance entities.

The Bank earned total fees of $30 million in 2017 (October 31, 2016 – $23 million) from certain structured entities in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated structured entities, including details of liquidity facilities and maximum loss exposure by category is provided below and in Note 14(b) to the consolidated financial statements.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $29 million in 2017, compared to $22 million in 2016. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly-rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5 billion as at October 31, 2017 (October 31, 2016 – $5.8 billion). The year-over-year decrease was due to normal business operations. As at October 31, 2017, total commercial paper outstanding for the Canadian-based conduits was $3.1 billion (October 31, 2016 – $4.4 billion) and the Bank held less than 0.01% of the total commercial paper issued by these conduits. Table T35 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2017 and 2016, by underlying exposure.

All of the funded assets have at least an equivalent rating of AA– or higher based on the Bank’s internal rating program. Assets held in these conduits were investment grade as at October 31, 2017. Approximately 83% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates 1.4 years.

T35 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

As at October 31 ($ millions)	2017			2016
	Funded assets(1)	Unfunded commitments	Total exposure(2)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$2,447	$464	$2,911	$3,168	$601	$3,769
Trade receivables	161	649	810	131	618	749
Canadian residential mortgages	519	756	1,275	1,081	194	1,275
Equipment loans/leases	–	–	–	21	–	21

Total(3)	$3,127	$1,869	$4,996	$4,401	$1,413	$5,814
(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Structured finance entities

The Bank has interests in structured finance entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $1,827 million as at October 31, 2017, (October 31, 2016 – $2,326 million). The change was primarily due to structures that matured during the year.

Other unconsolidated structured entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entity, and the Bank’s name is used by the structured entity to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. For the year ended October 31, 2017, the Bank earned $2,021 million income from its involvement with the unconsolidated Bank-sponsored structured entities, a majority of which is from Bank-sponsored mutual funds (for the year ended October 31, 2016 – $1,968 million).

Securitizations

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities that are sold to Canada Housing Trust (CHT) and/or third party investors. The sale of such mortgages does not qualify for derecognition with the exception of social housing mortgage pools. The outstanding amount of off-balance sheet securitized social housing pools was $1,264 million as at October 31, 2017, compared to $1,237 million last year. The transferred mortgages sold to CHT and/or third party investors continue to be recognized on balance sheet along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 13 to the consolidated financial statements.

The Bank securitizes a portion of its Canadian lines of credit and credit card receivables (receivables) through two Bank-sponsored structured entities. The receivables are comprised of unsecured personal lines of credit, securitized through Hollis Receivables Term Trust II (Hollis), and personal and small business credit card receivables, securitized through Trillium Credit Card Trust II (Trillium). Hollis and Trillium issue Class A notes to third-party investors and subordinated notes to the Bank, and the proceeds of such issuances are used to purchase co-ownership interests in the respective receivables originated by the Bank. The sale of such co-ownership interests does not qualify for derecognition and therefore the receivables continue to be recognized on the Consolidated Statement of Financial Position. Recourse of the note holders is limited to the purchased co-ownership interests. During the year, no receivables were securitized through Hollis (2016 – nil) or Trillium (2016 – $1,242 million). As at October 31, 2017, the outstanding subordinated notes issued by Hollis of $205 million (2016 – $297 million) and Trillium of $99 million (2016 – $99 million), both held by the Bank, are eliminated on consolidation.

The Bank securitizes a portion of its Canadian auto loan receivables (receivables) through Securitized Term Auto Receivables Trust 2016-1, 2017-1 and 2017-2 (START) Bank-sponsored structured entities. The START entities issue multiple series of Class A notes to third-party investors and subordinated notes to the Bank, and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank on a fully serviced basis. The sale of such pools does not qualify for derecognition and therefore the receivables continue to be recognized on the Consolidated Statement of Financial Position. Recourse of the note holders is limited to the receivables. During the year, assets of $2,176 million were securitized through the START program (2016 – $740 million). As at October 31, 2017, the outstanding subordinated notes issued by the START entities of $178 million (2016 – $45 million), held by the Bank, are eliminated on consolidation.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•	Standby letters of credit and letters of guarantee. As at October 31, 2017, these amounted to $36 billion, compared to $35 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year increase reflects a general increase in customer activity and the impact of foreign currency translation;

•	Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met;

•	Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•	Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2017, these commitments amounted to $186 billion, compared to $174 billion last year. The year-over-year increase is primarily due to an increase in business activity.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $571 million in 2017, compared to $574 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 34 to the consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income:

•	available-for-sale securities, net of related hedges,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

All changes in the fair value of derivatives, including embedded derivatives that must be separately accounted for, are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the consolidated financial statements.

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in other operating income – trading revenues. Realized gains and losses and write-downs for impairment on available-for-sale debt or equity instruments are recorded in net gain on investment securities within other operating income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 58 to 94. In addition, Note 35 to the consolidated financial statements presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 78. For trading activities, Table T46 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 17% (2016 – 16%) had a term to maturity greater than five years.

Note 9 to the consolidated financial statements provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 6 to the consolidated financial statements along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $1,678 million as at October 31, 2017 (October 31, 2016 – favourable $2,148 million). This difference relates mainly to loan assets, deposit liabilities, subordinated debentures and other liabilities. The year-over-year change in the fair value over carrying value arose mainly from changes in interest rates since origination. Fair value estimates are based on market conditions as at October 31, 2017, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 8 to the consolidated financial statements. These designations were made primarily to significantly reduce accounting mismatches.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Selected Credit Instruments – Publically Known Risk Items

Mortgage-backed securities

Total mortgage-backed securities held in the Non-trading and Trading portfolios are shown in Table T36.

T36 Mortgage-backed securities

As at October 31 Carrying value ($ millions)	2017		2016
	Non-trading portfolio	Trading portfolio	Non-trading portfolio	Trading portfolio
Canadian NHA mortgage-backed securities(1)	$1,810	$1,709	$1,591	$1,546
Commercial mortgage-backed securities	–	1	–	57
Other residential mortgage-backed securities	461	–	521	–
Total	$2,271	$1,710	$2,112	$1,603

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

Collateralized debt obligations

Trading portfolio

The Bank held synthetic collateralized debt obligations (CDOs) in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. The remaining CDOs had matured during the fiscal year. As shown in Table T37 below, the Bank does not have any CDO in its trading portfolios as at October 31, 2017.

T37 Collateralized debt obligations (CDOs)

	2017		2016

As at October 31 Outstanding ($ millions)	Notional Amount	Positive/ (negative) fair value	Notional Amount	Positive/ (negative) fair value
CDOs – sold protection	$–	$–	$142	$4
CDOs – purchased protection	$–	$–	$–	$–

Other

As at October 31, 2017, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT

Effective risk management is fundamental to the success of the Bank, and is recognized as key in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk culture where managing risk is a responsibility shared by all of the Bank’s employees.

Risk Management Framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder value. Scotiabank’s Enterprise-Wide Risk Management Framework articulates the foundation for achieving these goals.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of five key elements:

•	Risk Governance

•	Risk Appetite

•	Risk Management Tools

•	Risk Identification and Assessment

•	Risk Culture

Risk Management Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

Risk and Reward – business and risk decisions are consistent with strategies and risk appetite.

Understand the Risks – all material risks to which the Bank is exposed, including both financial and non-financial, are identified and managed.

Forward Thinking – emerging risks and potential vulnerabilities are proactively identified.

Shared Accountability – every employee is responsible for managing risk.

Customer Focus – understanding our customers and their needs is essential to all business and risk decision-making.

Protect our Brand – all risk taking activities must be in line with the Bank’s risk appetite, Code of Conduct, values and policy principles.

Compensation – performance and compensation structures reinforce the Bank’s values and promote sound risk taking behaviour.

Risk Governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced executive management team. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Bank’s risk management framework is predicated on the three-lines-of-defence model. Within this model,

•	the First Line of Defence (typically comprised of the business lines and most corporate functions) incurs and owns the risks,

•	the Second Line of Defence (typically comprised of control functions such as Global Risk Management, Global Compliance, Global AML/ATF and Global Finance) provides independent oversight and objective challenge to the First Line of Defence, as well as monitoring and control of risk, and

•	the Third Line of Defence (Internal Audit) provides enterprise-wide independent assurance over the design and operation of the Bank’s internal control, risk management and governance processes throughout the first and second lines of defence.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

In this risk governance structure, employees in every area of the organization are responsible for risk management.

The Board of Directors: as the top of the Bank’s risk management governance structure, provides oversight, either directly or through its committees, to satisfy itself that decision making is aligned with the Bank’s strategies and risk appetite. The Board receives regular updates on the key risks of the Bank – including a quarterly comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined limits – and approves key risk policies, limits, the Enterprise Risk Appetite Framework.

The Risk Committee of the Board: assists the Board by providing oversight to the risk management, compliance and anti-money laundering/anti-terrorist finance functions at the Bank. This includes periodically reviewing and approving the Bank’s key risk management policies, frameworks and limits and satisfying itself that management is operating within the Bank’s Enterprise Risk Appetite Framework. The Committee also oversees the independence of each of these functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Audit Committee of the Board: assists the Board by providing oversight on the effectiveness of the Bank’s system of internal controls. The Committee oversees the integrity of the Bank’s consolidated financial statements and related quarterly results. The Committee oversees the external auditor’s qualifications, independence and performance, and oversees the Global Finance and Audit functions at the Bank.

Human Resources Committee of the Board: in conjunction with the Risk Committee of the Board, satisfies itself that adequate procedures are in place to identify, assess and manage the risks associated with the Bank’s material compensation programs and that such procedures are consistent with the Bank’s risk management programs. The Committee has further responsibilities relating to leadership, succession planning and total rewards.

Corporate Governance Committee of the Board: acts in an advisory capacity to the Board to enhance the Bank’s corporate governance through a continuing assessment of the Bank’s approach to corporate governance and makes policy recommendations. The Committee is responsible for the Board succession plan, and for reviewing the Bank’s corporate social responsibility strategy and reporting.

President and Chief Executive Officer (CEO): reports directly to the Board and is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long term shareholder value. The CEO oversees the establishment of the Bank’s risk appetite, in collaboration with the CRO and CFO, which is consistent with the Bank’s short and long term strategy, business and capital plans, as well as compensation programs.

Chief Risk Officer (CRO): reports to the CEO and is responsible for the overall management of Global Risk Management, Global Compliance and Global AML/ATF. The CRO and the heads of Global Compliance and Global AML/ATF also have unfettered access to the Risk Committee of the Board to ensure their independence. As a senior member of the Bank’s executive management team, the CRO participates in strategic decisions related to where and how the Bank will deploy its various sources of capital to meet the performance targets of the business lines and the Bank’s Balanced Scorecard.

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Global Risk Management (GRM): supports the Bank’s objectives and is mandated to maintain an ongoing and effective enterprise-wide risk management framework that resonates through all levels of the Bank. GRM is responsible for providing reasonable assurance to executive management, the Board of Directors and shareholders that risks are actively identified, managed and communicated to all key stakeholders. This is achieved through reliable and timely reporting. GRM’s mission is to ensure that the outcomes of risk taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder value.

Global Compliance: on an enterprise-wide basis, promotes and reports on ethical conduct and compliance generally throughout Scotiabank. Global Compliance provides independent oversight and effective challenge of compliance risk management in the Bank’s business lines and corporate functions and acts as a consultant and educator on regulatory and internal policies and procedures. It is responsible for conducting ongoing risk-based, enterprise-wide risk assessment, monitoring and testing and other activities to gain reasonable assurance as to the effectiveness of compliance controls.

Global AML/ATF: on an enterprise-wide basis, develops standards to be followed in effectively controlling money laundering, terrorist financing, and sanctions risks. Global AML/ATF is responsible for maintaining the program current with the Bank’s needs, industry practice, and AML/ATF and sanctions legal and regulatory requirements, as well as providing risk-based independent oversight of the Bank’s compliance with these requirements and standards.

Global Finance: leads enterprise-wide financial strategies which support the Bank’s ability to maximize sustainable shareholder value, and actively manages the reliable and timely reporting of financial information to management, the Board of Directors and shareholders, regulators, as well as other stakeholders. This reporting includes the Bank’s consolidated financial statements and related quarterly and annual results, as well as financial regulatory filings. Global Finance executes the Bank’s financial and capital management strategies with appropriate governance and control, while ensuring its processes are efficient and effective.

Internal Audit: reports independently to the Board through the Audit Committee of the Board on the design and operating effectiveness of the Bank’s risk governance and risk management framework. The mission of the audit department is to provide enterprise-wide independent, objective assurance over the design and operation of the Bank’s controls and operational processes and to provide advisory services designed to improve the Bank’s operations.

Business Line and Corporate Functions: as the first line of defence in the Three Lines of Defence model, are accountable for effective management of the risks within their business lines and functions through identifying, assessing, mitigating and monitoring the risks. Business lines and corporate functions actively implement effective internal controls to manage risk and maintain activities within risk appetite and policies. Further, business lines have processes to be able to effectively identify, monitor and report against allocated risk appetite limits.

Risk Appetite

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s Enterprise Risk Appetite Framework (Enterprise RAF) articulates the amount and types of risk the Bank is willing to take in order to meet its strategic objectives. The Enterprise RAF consists of the identification of the risk capacity, the risk appetite statement, the risk appetite metrics and roles and responsibilities. Together, the application of these components helps to ensure the Bank stays within appropriate risk boundaries, finds an optimal balance between risk and return, and assists in nurturing a healthy risk culture.

Scotiabank’s risk appetite is integrated into the strategic and capital planning process and is reviewed annually by senior management who recommend it to the Board for approval. Business lines, control functions and select business units develop their own risk appetite frameworks and/or statements, which are aligned with the Bank’s Enterprise RAF.

Risk Appetite Statement

The Bank’s Risk Appetite Statement can be summarized as follows:

1.	The Bank favours businesses that generate sustainable, consistent and predictable earnings.

2.	The Bank expects to take certain risks in order to generate earnings, but sets limits to ensure risk taking activities are in line with the Bank’s strategic objectives, risk culture, and risk appetite.

3.	The Bank limits its risk-taking activities to those that are well understood and where there is sufficient expertise, resources and infrastructure to effectively measure and manage the risk and balance risk with reward.

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4.	Capital considerations are part of all material risk decisions.

5.	The Bank has low appetite for reputational, legal, regulatory or taxation risk, and no appetite for breaches of the Code of Conduct.

6.	All employees of the Bank are responsible for understanding the limits and any other boundaries that apply to their activities.

Risk Appetite Metrics

Risk appetite metrics provide clear risk limits, which are critical in implementing effective risk management. For major risks the key risk appetite metrics are supported by management level limit structures and controls, as applicable.

Other components of Scotiabank’s risk appetite metrics:

•	Set risk capacity and appetite in relation to regulatory constraints

•	Use stress testing to provide forward-looking metrics

•	Ensure Scotiabank’s credit rating remains strong

•	Minimize earnings volatility

•	Limit exposure to operational events that can have an impact on earnings, including regulatory fines

•	Ensure reputational risk is top of mind and strategy is being executed within established operating parameters

Risk Management Tools

Effective risk management includes tools that are guided by the Bank’s Enterprise Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Scotiabank’s risk management framework is supported by a variety of risk management tools that are used together to manage enterprise-wide risks. Risk management tools are regularly reviewed and updated to ensure consistency with risk-taking activities, and relevance to the business and financial strategies of the Bank.

Policies & Limits

Policies

The Bank develops and implements its key risk policies in consultation with the Board. Such policies (which include appetites and frameworks) are also subject to the requirements and guidelines of the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, and the Canada Deposit Insurance Corporation (CDIC). Policy development and implementation reflect best governance practices which the Bank strives to adhere to at all times. The Bank also provides advice and counsel to its subsidiaries in respect of their risk policies to ensure alignment with the Bank’s policies, subject to the local regulatory requirements of each subsidiary.

Policies apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, internal audit, business lines, and senior and executive management. Industry best practices and regulatory requirements are also factored into the policies. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate. Key risk policies are supported by manuals, procedures and guidelines.

Limits

Limits control risk-taking activities within the appetite and tolerances established by the Board and executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Risk Measurement

Models

The use of quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgment. The development, independent review, and approval of models are subject to formalized policies such as the Model Risk Management Policy and oversight of senior management committees such as the Model Review Committee (for market risk, counterparty credit risk, and liquidity risk models). Key models used in the calculation of credit and market risk regulatory capital on an enterprise basis are OSFI approved. These models are incorporated into the Bank’s framework for governance and control of model risk to ensure that they continue to perform in line with regulatory requirements. The Bank uses models for a range of purposes including:

•	valuing transactions,

•	measuring risk exposures,

•	determining credit risk ratings and parameters,

•	calculating internal economic and regulatory capital, and

•	calculating expected credit risk loss.

Monitoring and Reporting

The Bank continuously monitors its risk exposures to ensure business activities are operating within approved limits or guidelines, and the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management and/or the Board depending on the limit or guideline.

Risk Reports aggregate measures of risk across products and businesses, and are used to ensure compliance with risk policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the portfolio. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios. A comprehensive summary of the Bank’s risk profile and performance of the portfolio is presented quarterly to the Board of Directors.

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Forward-Looking Exercises

Stress Testing

Stress testing programs at both the enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on the Bank’s income and capital as a result of significant changes in macroeconomic conditions, credit environment, liquidity demands, and/or other risk factors. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes, as well as crisis management planning. The development, approval and on-going review of the Bank’s stress testing programs are subject to policy, and the oversight of the Stress Testing and Credit Loss Models Committee or other management committees as appropriate. Where appropriate, the Board of Directors or the Risk Committee of the Board approves stress testing limits for certain risk factors, and receives reports on performance regularly. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision making processes for capital, funding, market risk limits, and credit risk appetite. The stress testing programs are designed to capture a number of stress scenarios with varied severities, scopes and time horizons.

Other Testing

Other tests are conducted as may be required at the enterprise-wide level and within specific functional areas to test the decision making processes of the Executive Management team and key personnel, by simulating a potential stress scenario. Simulated stress scenarios may include a number of complexities and disruptions through which Executive Management are engaged to make certain key decisions. Generally, the objectives of the simulations can include testing (1) the executability of activation protocols, (2) operational readiness, (3) the flexibility of the executive decision making process, and (4) the process by which actions to be taken are prioritized. The exercises may also be designed to test the applicability and relevance of available data and the timeliness of reporting for decision making under stressed/crisis conditions.

Risk Identification and Assessment

Effective risk management requires a comprehensive process to identify risks and assess their materiality.

Principal Risk Types

The Bank’s principal risk types are reviewed regularly to ensure they adequately reflect the Bank’s risk profile. The principal risks can be categorized into two main categories:

Financial Risks:

Credit, Market, Liquidity, Insurance

These are risks that the Bank understands well and takes on in order to generate sustainable and predictable earnings. Financial risks are generally quantifiable using widely accepted methodologies and are relatively predictable. The Bank has higher risk appetite for financial risks which are considered to be a fundamental part of doing business; but only when they are well understood, within established limits, and meet the desired risk and return profile.

Non-Financial Risks:

Operational, IT & Cybersecurity, Compliance, ML& TF, Environmental, Reputational, Strategic

These are risks that are inherent in our business and must be managed to reduce potential losses. In comparison to financial risks, non-financial risks are less predictable and more difficult to define and measure. If not managed properly, these risks can lead to significant financial losses. The Bank has low risk appetite for non-financial risks and reduces these risks through internal controls and procedures, and continued investments to enhance these internal controls and procedures.

Assessment of Risks

On a regular basis, the Bank undergoes a Bank-wide risk assessment that measures the materiality of all risks to the Bank. This process evaluates each risk and determines the pervasiveness of the risk across multiple business lines, the significance of the risk to a specific business line, the likelihood and potential impact of the risk and whether the risk may cause unexpected losses in income. The process also reviews other evolving and emerging risks and includes qualitative considerations. The identified risks are ascribed a rating of how probable and impactful they may be and used as an important input in the Internal Capital Adequacy Assessment Process (ICAAP) and the determination of Internal Capital.

Top and Emerging Risks

The Bank is exposed to a variety of top and emerging risks. These risks can potentially adversely affect the Bank’s business, financial performance, reputation, and business strategies. As part of our risk management approach, we proactively identify, assess, review, monitor and manage a broad range of top and emerging risks so that appropriate risk mitigation strategies can be taken. Every quarter, selected top and emerging risks are presented to Senior Management and the Board of Directors.

Other Considerations

Risk identification and assessment is performed on an ongoing basis through the following:

•	Transactions – risks, including credit and market exposures, are assessed by the business lines and reviewed by GRM, as applicable.

•	Monitoring – risks are identified by constantly monitoring and reporting current trends and analysis.

•	New Products and Services – new products and services are assessed for potential risks through a standardized process.

•	Strategic Investments – investment transactions are thoroughly reviewed for risks and are approved by the Strategic Transactions and Investment Committee (STIC) who provides advice & counsel and decisions on effective allocation and prioritization of resources.

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Risk Culture

Effective risk management requires a strong, robust, and pervasive risk management culture where every Bank employee is a risk manager and is responsible for managing risks.

The Bank’s risk culture is influenced by numerous factors including the interdependent relationship amongst the Bank’s risk governance structure, risk appetite, strategy, organizational culture, and risk management tools.

The Bank’s risk culture is supported through the following foundational elements:

1. Tone from the Top – Clear and consistent communication from leaders on risk behavior expectations and the importance of Scotiabank’s values.

2. Accountability – All Scotiabankers are accountable for risk management in accordance with the Three Lines of Defence model.

3. Incentives – Performance and compensation structures encourage desired behaviors and reinforce the Bank’s risk culture.

4. Effective Challenge – Scotiabankers are encouraged to have a critical attitude – transparency and open dialogue is promoted.

Other elements that influence and support the Bank’s risk culture:

•  Code of Conduct:  describes the standard of behaviour to which all employees must attest on an annual basis.

•  Values:  Integrity – Act With Honour; Respect – Value Every Voice; Accountability – Make It Happen; Passion – Be Your Best.

•	Communication: the Bank actively communicates risk appetite, and how it relates to Scotiabankers, to promote a sound risk culture.

o	Reputation is everything,

o	Information is key,

o	Success depends on you,

o	Know your boundaries.

•	Compensation: programs are structured to discourage behaviours that are not aligned with the Bank’s values and Code of Conduct, and ensure that such behaviors are not rewarded.

•	Training: risk culture is continually reinforced by providing effective and informative mandatory and non-mandatory training modules for all employees on a variety of risk management topics.

•	Decision-making on risk issues is highly centralized: the flow of information and transactions to senior and executive committees keeps management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite.

•	Executive Mandates: all Executives across the Bank have risk management responsibilities within their mandates.

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Principal Risk Types

Risk Type	Key Governing Documentation	Ways that they support Risk Appetite
Credit Risk	Credit Risk Policy Credit Risk Appetite Residential Mortgage Underwriting Policy	Quantitative limits, such as: Credit Risk Appetite limits at the all-Bank level and Business Line level; Exposure to a single counterparty or group of related parties; Country risk; and Industry concentrations.
Market Risk	Market and Structural Risk Management Policy	Quantitative limits, such as: Value at Risk (VaR); Stress test results; Debt investment exposures; and Structural interest rate and foreign exchange exposures.
Liquidity Risk	Liquidity Risk and Collateral Management Policy	Quantitative limits, such as: Liquidity Coverage Ratio (LCR); Appropriate levels of high quality liquid assets that can be readily sold or pledged; Limits to control the maximum net cash outflow over specified short-term horizon; and Diversification amongst funding source.
Insurance Risk	Insurance Risk Policy Insurance Risk Management Framework	Where insurance risks are taken, it is on a selective basis to achieve stable and sustainable earnings; and the risk assumed is diversified geographically and by product. Quantitative limits, such as Insurance Earnings at Risk metrics are included in the Bank’s Risk Appetite Statement.
Operational Risk	Operational Risk Management Policy and Framework Internal Control Policy New Initiative Risk Management Policy Third Party Risk Management Policy	Operational risk appetite expresses how much residual risk the Bank is willing to tolerate and is expressed quantitatively by an aggregate loss event limit, a single event loss limit, and a variety of limits for individual categories of operational risk.
Information Technology & Cybersecurity Risk	IT Risk Management Policy and Framework Information Security Policy Information Security Governance Framework Common Security Standards	The Bank has established minimum expectations and requirements for the systematic identification, measurement, mitigation and monitoring of IT and Cybersecurity risk, including requirements for the protection of information throughout its lifecycle.
Compliance Risk	Compliance Policy Code of Conduct	The Bank has very little appetite for losses due to lack of regulatory compliance. Compliance risk is expressed by an all-Bank residual compliance risk rating, which is based on current Compliance Risk & Control Assessment results.
Money Laundering & Terrorist Financing (ML/TF) Risk	AML/ATF and Sanctions Policy AML/ATF and Sanctions Handbook	The Bank has no appetite for entering into relationships with businesses or individuals engaged in illegal activities, or with businesses engaged in improper, quasi-legal, or inappropriate activities.
Reputational Risk	Reputational Risk Policy	Low appetite for reputational, legal, or taxation risk arising in business activities, initiatives, products, services, transactions or processes, or from a lack of suitability of products for clients.
Environmental Risk	Environmental Policy	The Bank has policies and procedures in place to ensure that it provides loans to borrowers that demonstrate an ability and willingness to practice sound environmental risk management.
Strategic Risk	Annual Strategy Report to the Board of Directors	Strategy report considers linkages between the Bank’s Enterprise Risk Appetite Framework with the enterprise strategy, business line strategies and corporate function strategies.

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T38 Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to the business lines.
(2)	Attributed Capital is a combination of regulatory: (i) Risk-based capital and (ii) Leverage capital. Attributed Capital is reported on a quarterly average basis.
(3)	Includes Attributed Capital for significant investments, goodwill, intangibles and Basel I capital floor adjustments.
(4)	Risk-weighted assets (RWA) are as at October 31, 2017 as measured for regulatory purposes in accordance with the Basel III all-in approach.
(5)	Includes Basel I capital floor adjustments.

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Top and emerging risks

The Bank is exposed to a variety of top and emerging risks. These risks can potentially adversely affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we proactively identify, assess, review, monitor and manage a broad range of top and emerging risks and undertake appropriate risk mitigation strategies. Every quarter, a listing and a brief discussion of selected top and emerging risks is presented to Senior Management and the Board of Directors.

The Bank’s top and emerging risks are as follows:

Geopolitical risk

Geopolitical risks could affect volatility in foreign exchange and capital markets globally. This affects all participants in these markets. In the short run, a market shock could potentially impact the Bank’s trading and non-trading market activities and revenues. Over a longer period of time, the more broadly based macroeconomic effects could potentially impact the Bank’s exposures to customers and market segments impacted by those shocks. Although it is difficult to predict where new geopolitical disruption will occur, the Bank’s stress testing program assists in evaluating the potential impact of severe conditions, whether caused by geopolitical or other circumstances. Management’s strong understanding of the local political landscapes and macroeconomic environments in which the Bank operates, combined with the Bank’s business model and diversified geographic footprint, serve as ongoing mitigants to this risk.

Legal and regulatory compliance risk

The Bank is subject to extensive regulation in the jurisdictions in which it operates. Although the Bank continually monitors and evaluates the potential impact of regulatory developments to assess the impact on our businesses and to implement any necessary changes, regulators and private parties may challenge our compliance. Failure to comply with legal and regulatory requirements may result in fines, penalties, litigation, regulatory sanctions, enforcement actions and limitations or prohibitions from engaging in business activities, all of which may negatively impact the Bank’s financial performance and its reputation. In addition, day-to-day compliance with existing laws and regulations has involved and will continue to involve significant resources, including requiring the Bank to take actions or incur greater costs than anticipated, which may negatively impact the Bank’s financial performance. Such changes could also adversely impact the Bank’s business strategies or limit its product or service offerings, or enhance the ability of the Bank’s competitors to offer their own products and services that rival the Bank’s.

Anti-money laundering

Money laundering and terrorist financing are receiving significant attention as nations attempt to deal with the harmful legal, economic, and social consequences of illegal activities. Governments, law enforcement agencies, and regulators around the world employ a variety of means, including establishing regulatory requirements on financial institutions, to curtail the ability of criminal and terrorist elements to profit from, or finance, their activities. It is widely recognized that financial institutions are uniquely positioned and possess the necessary infrastructure to assist in the fight against money laundering, terrorist financing, and criminal activity through prevention, detection, and the exchange of information.

Money laundering, terrorist financing and economic sanctions violations represent regulatory, legal, financial and reputational risk to the Bank. Scotiabank is subject to a number of expanding and constantly evolving anti-money laundering/anti-terrorist financing (AML/ATF) and economic sanctions, laws and regulations internationally given the Bank’s global footprint.

The Bank is committed to sustaining secure financial systems in the countries around the world in which it maintains operations by taking the necessary action, using a risk-based approach. The Bank’s AML program includes policies and internal controls with respect to client identification and due diligence, transaction monitoring, investigating and reporting of suspicious activity, and evaluation of new products and services to prevent and/or detect activities that may pose AML risk to the Bank. The AML program also facilitates an annual enterprise-wide AML/ATF risk assessment process and ensures that all employees, including the Board of Directors, undergo initial and ongoing AML/ATF training.

Technology, information and cyber security risk

Technology, information and cyber security risks continue to impact financial institutions and other businesses in Canada and around the globe. Threats are not only increasing in volume but in their sophistication as adversaries use ever evolving technologies and attack methodologies. The technology environment of the Bank, its customers and the third parties providing services to the Bank, may be subject to attacks, breaches or other compromises. Incidences like these can result in disruption to operations, misappropriation or unauthorized release of confidential, financial or personal information, and reputational damage, among other things. The Bank proactively monitors and manages the risks and constantly updates and refines programs as threats emerge to minimize disruptions and keep systems and information protected. In addition, the Bank has purchased insurance coverage to help mitigate against certain potential losses associated with cyber incidents.

Technology innovation and disruption

Fast evolving technology innovation continues to impact the financial services industry and its customers. Increasingly, non-traditional new participants are entering certain segments of the market and challenge the position of traditional financial institutions. New participants may use advanced technologies and analytical tools to innovate at an accelerating speed which has the potential to impact revenues and costs in certain of the Bank’s businesses. In response to increased customer demands, needs and expectations, the Bank has embarked on a multi-year digital transformation with the aspiration to be a digital leader in the financial services industry. To support this strategy the Bank has opened digital factories in Toronto and its key international markets in Mexico, Peru, Chile and Colombia. These factories contribute to financial innovation through partnerships with smaller financial technology companies. In addition, the Bank makes material investments in skills training and education through various digital partnerships with Canadian universities and other organizations.

Canadian consumer indebtedness

Canadian household indebtedness has outpaced growth in disposable income in recent quarters fueled by low interest rates and stable national employment levels. In such an environment, an upward trend in mortgage credit growth and strong home sales contributed to higher consumer indebtedness. In light of these trends, multiple levels of government implemented new legislation to introduce additional safeguards to the housing market. These include the foreign buyer tax in British Columbia and Ontario, as well as changes on a national basis to tighten origination criteria for insured mortgages. The Bank actively manages its lending portfolios and stress tests them against various scenarios. For further discussion relating to our retail portfolio, refer to the Credit Risk Summary section.

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Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank. Credit risk includes settlement risk, suitability risk and wrong way risk.

Index of all credit risk disclosures

	Page	Tables and charts	Page
Credit risk summary	68
Credit Risk Management Framework
Risk measures	68
Corporate and commercial	68
Risk ratings	68
Adjudication	69
Credit Risk Mitigation-Collateral/Security	69
Traditional Non-Retail Products	69
Commercial/Corporate Real Estate	69
Traded products	70
Credit Risk Mitigation-Collateral/Security	70
Retail	70
Adjudication	70
Risk ratings	70
Credit Risk Mitigation-Collateral/Security	70
Credit Quality	71	T3 Financial highlights	15
Impaired loans	71	T11 Provision for credit losses as a percentage of average loans and acceptances	22
Allowance for credit losses	71	T12 Net charge-offs as a percentage of average loans and acceptances	22
		T60 Gross impaired loans by geographic segment	107
		T61 Provision against impaired loans by geographic segment	107
		T62 Cross-border exposure to select countries	107
		T63 Loans and acceptances by type of borrower	108
		T64 Off-balance sheet credit instruments	108
		T65 Changes in net impaired loans	109
		T66 Provision for credit losses	109
		T67 Provision for credit losses against impaired loans by type of borrower	110
		T68 Impaired loans by type of borrower	110
		T69 Total credit risk exposures by geography	111
		T70 AIRB credit risk exposures by maturity	111
		T71 Total credit risk exposures and risk-weighted assets	112

		Analysis of the aggregate credit risk exposure including market risk exposure, assets of the Bank’s insurance subsidiaries and other assets that fully reconciles to the balance sheet (refer Note 35 – Financial instruments – risk management in the consolidated financial statements)	200
Acquisition-related purchased loans	72
Portfolio review	72
Risk diversification	72	C24 Well diversified in Canada and internationally – loans and acceptances	73
		C25 and in household and business lending – loans and acceptances	73
		T59 Loans and acceptances by geography	106
Risk mitigation	72
Real estate secured lending	73	T43 Bank’s exposure distribution by country	74
Loans to Canadian condominium developers	74	Indirect exposures	74
European exposures	74
Financial instruments	56	T36 Mortgage-backed securities	57
		T37 Collateralized debt obligations (CDOs)	57

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Credit risk summary

•	Loans and acceptances (Retail and Non-Retail) remained diversified by region, industry and customer. Regional exposure is spread across our key markets (Canada 67%, United States 7%, Mexico 5% and Other 21%). Financial Services constitutes 4.6% of overall gross exposures (before consideration of collateral) and was $24 billion, an increase of $4 billion from October 31, 2016. These exposures are predominately to highly rated counterparties and are generally collateralized.

•	The Bank’s overall loan book as of October 31, 2017 increased to $522 billion versus $497 billion as of October 31, 2016, with growth reflected in Personal, and Business and Government lending. Residential mortgages were $237 billion as of October 31, 2017, with 87% in Canada. The corporate loan book, which accounts for 35% of the total loan book, is composed of 54% of loans with an investment grade rating as of October 31, 2017, up from 53% as of October 31, 2016.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite annually and Credit Risk Policy biennially.

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	key credit risk management principles;

–	delegation of authority;

–	the credit risk management program;

–	counterparty credit risk management for trading and investment activities; and

–	aggregate limits, beyond which credit applications must be escalated to the Board for approval.

GRM develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and GRM regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within GRM are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within GRM, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the collective allowance for credit losses, and return on equity.

Corporate and commercial

Corporate and commercial credit exposure arises in Canadian Banking, International Banking and Global Banking and Markets business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) ratings – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal IG ratings and external agency ratings is shown in T28.

IG ratings are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority

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levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. In certain cases, these must be referred to the Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within GRM analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;

•	The borrower’s current and projected financial results and credit statistics;

•	The industry in which the borrower operates;

•	Economic trends; and

•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and GRM for any signs of deterioration. In addition, the business line units and GRM conduct a review and risk analysis of each borrower annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes for traditional non-retail products. GRM performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are generally obtained at inception of a new facility, as well as during loan modifications, loan workouts and troubled debt restructure. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the banking execution unit, or GRM, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, or other underwriting assumptions is realized or expected.

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach

ii.	replacement cost approach

iii.	income approach

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The appraiser must disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report must contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions. In most cases, the banking units also include comparable properties in addition to what is included in the appraisal to further justify value.

When third party assessors are used, they must be accredited and satisfactory to the Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, and exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation – collateral/security

Derivatives are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party or both parties to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bilateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 92% of the credit risk. Approximately 29% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2017. No individual exposure to an investment grade bilateral counterparty exceeded $1,230 million and no individual exposure to a corporate counterparty exceeded $752 million.

Retail

Retail credit exposures arise in the Canadian Banking and International Banking business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting and retail risk modeling methodologies are more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time.

All credit scoring and policy changes are initiated by units within GRM that are functionally independent from the business units responsible for retail portfolios. Risk models and parameters are also subject to independent validation and review from the units involved in the design and development of models. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The risk rating system under the AIRB approach is subject to regular review and ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence in design and performance review.

Customer behavior characteristics which are used as inputs within the Bank’s Basel III AIRB models are consistent with those used by the Bank’s Canadian consumer risk rating systems. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation – collateral/security

The property values for residential real estate secured exposures are confirmed at origination through a variety of validation methodologies, including AVM and full appraisal’s (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within material portfolios, residential property values are re-confirmed using third party AVM’s.

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Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

Credit quality

T39 Impaired loans by business line(1)

	2017			2016

As at October 31 ($ millions)	Gross impaired loans	Allowance for credit losses	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans
Canadian Banking
Retail	$882	$645	$237	$1,003	$656	$347
Commercial	174	134	40	228	160	68
	$1,056	$779	$277	$1,231	$816	$415
International Banking
Caribbean and Central America	$1,221	$461	$760	$1,540	$648	$892
Latin America
Mexico	303	219	84	301	215	86
Peru	704	402	302	764	501	263
Chile	565	245	320	499	237	262
Colombia	462	261	201	381	239	142
Other Latin America	182	142	40	143	136	7
Total Latin America	2,216	1,269	947	2,088	1,328	760
	$3,437	$1,730	$1,707	$3,628	$1,976	$1,652
Global Banking and Markets
Canada	$1	$1	$–	$27	$7	$20
U.S.	132	39	93	210	47	163
Asia and Europe	239	73	166	298	102	196
	$372	$113	$259	$535	$156	$379
Totals	$4,865	$2,622	$2,243	$5,394	$2,948	$2,446

Allowance for credit losses against performing loans		1,446			1,444

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2017(1)	2016(1)
Net impaired loans as a % of loans and acceptances	0.43%	0.49%
Allowance against impaired loans as a % of gross impaired loans	54%	55%
(1) Excludes	loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.

Impaired loans

Gross impaired loans decreased to $4,865 million as at October 31, 2017 (excluding $62 million related to loans purchased under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico), from $5,394 million (excluding $100 million related to R-G Premier Bank of Puerto Rico) last year.

Impaired loans in Canadian Banking decreased by $175 million, primarily in the retail portfolio.

In International Banking, impaired loans decreased by $191 million due to decreases in the Caribbean and Central America region, and Peru.

Impaired loans in Global Banking and Markets decreased by $163 million, due to decreases in Asia, the United States and Canada.

Net impaired loans, after deducting the allowance for credit losses, were $2,243 million as at October 31, 2017, a decrease of $203 million from a year ago. Net impaired loans as a percentage of loans and acceptances were 0.43% as at October 31, 2017, a decrease of 6 basis points from 0.49% a year ago.

Allowance for credit losses

The total allowance for credit losses was down $324 million to $4,068 million as at October 31, 2017 (excluding $259 million related to loans acquired under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico), from $4,392 million (excluding $234 million related to R-G Premier Bank) last year.

Allowances in Canadian Banking decreased by $37 million to $779 million, in line with the decreases in gross impaired loans.

In International Banking, allowances decreased by $246 million to $1,730 million mainly in the Caribbean and Central America region and Peru.

Global Banking and Markets’ allowances decreased by $43 million to $113 million, reflecting the decrease in gross impaired loans.

The collective allowance against performing loans is unchanged at $1,562 million and consists of the collective allowance against performing loans in addition to reserves against unfunded commitments and other off-balance sheet items. The collective allowance against performing loans increased by $2 million to $1,446 million due to a re-allocation from the reserves against unfunded commitments and other off-balance sheet items.

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Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

The credit mark captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. Changes to the expected cash flows of these loans are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

The total credit mark remaining on all acquired loans in Canadian Banking and International Banking as at October 31, 2017 was $58 million (October 31, 2016 – $259 million).

Adjusting for the impact of foreign currency translation, the utilization of incurred and expected losses in the credit mark during the year was $192 million (for the year ended October 31, 2016 – $244 million). The net benefit to net income attributable to common shareholders from the credit mark on acquired loans this year was $113 million (for the year ended October 31, 2016 – $123 million).

Portfolio review

Canadian Banking

Gross impaired loans in the retail portfolio decreased by $121 million or 12%. Provision for credit losses in the retail portfolio was $857 million, up $87 million or 11% from last year driven by growth in relatively higher spread loans.

In the commercial loan portfolio, gross impaired loans decreased by $54 million to $174 million. The provision for credit losses was $56 million, down $6 million or 10% from last year.

International Banking

In retail, gross impaired loans decreased by $54 million to $2,173 million, with a decrease attributable mainly to the Caribbean and Central America region. The provision for credit losses in the retail portfolio increased to $1,090 million from $1,007 million last year. Retail provision increases in Colombia, Chile, Uruguay and Peru were partly offset by decreases in Mexico and the Caribbean and Central America region. In commercial banking, gross impaired loans were $1,264 million, a decrease of $137 million over the prior year. The provision for credit losses in the commercial portfolio was $204 million compared with $274 million last year. The decrease was primarily attributable to lower provisions in Colombia, the Caribbean and Mexico, partially offset by higher provisions primarily in Chile and Central America.

Global Banking and Markets

Gross impaired loans in Global Banking and Markets decreased by $163 million to $372 million, primarily in Asia. The provision for credit losses was $42 million compared with $249 million last year. The provisions this year were primarily in Asia and Europe.

Risk diversification

The Bank’s exposures to various countries and types of borrowers are well diversified (see T59 and T63). Chart C24 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 33% of the total. Latin America was 11% of the total exposure and the U.S. was 7%.

C25 shows loans and acceptances by type of borrower (see T63). Excluding loans to households, the largest industry exposures were real estate and construction (4.7%), financial services (4.6% including banks and non-banks), wholesale and retail (4.0%) and energy (3.0%).

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry, and country, with loan sales and credit derivatives used sparingly. In 2017, loan sales totaled $242.1 million, compared to $42 million in 2016. The largest volume of loan sales in 2017 related to loans in the energy industry. As at October 31, 2017, credit derivatives used to mitigate exposures in the portfolios totaled $23 million (notional amount), compared to $24 million as at October 31, 2016.

The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted. Energy, mining, and shipping portfolios are being closely managed.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Energy

The Bank’s outstanding loan exposure to commercial and corporate companies in the energy sector was $15.5 billion as at October 31, 2017 (October 31, 2016 – $15.6 billion), reflecting approximately 3.0% (October 31, 2016 – 3.1%) of the Bank’s total loan portfolio. In addition, the Bank has related undrawn energy loan commitments amounting to $13.1 billion as at October 31, 2017 (October 31, 2016 – $11.1 billion). The increase in undrawn loan commitments is primarily driven by the upstream and midstream sub-sectors. Exposure in the upstream sub-sector increase by $1.9 billion since October 31, 2016. Approximately 64% of the Bank’s outstanding energy loan exposure and associated undrawn commitments are investment grade, after taking into account the benefit of collateral and guarantees.

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The Bank continues to consider the impact of lower energy prices in its ongoing stress testing program. Results continue to be within our risk tolerance.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, 2017, these loans accounted for $340 billion or 65% of the Bank’s total loans and acceptances outstanding (October 31, 2016 – $322 billion or 65%). Of these, $257 billion or 76% are real estate secured loans (October 31, 2016 – $242 billion or 75%). The tables below provide more details by portfolios.

Insured and uninsured residential mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic area.

T40 Insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas

	2017
	Residential mortgages						Home equity lines of credit
As at October 31	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,671	3.2	$5,088	2.5	$11,759	5.7	$1	–	$1,226	6.1	$1,227	6.1
Quebec	8,100	3.9	7,843	3.8	15,943	7.7	–	–	1,009	5.0	1,009	5.0
Ontario	46,367	22.5	55,166	26.8	101,533	49.3	–	–	10,416	51.7	10,416	51.7
Manitoba & Saskatchewan	5,696	2.8	3,698	1.8	9,394	4.6	1	–	816	4.1	817	4.1
Alberta	18,902	9.2	12,162	5.9	31,064	15.1	2	–	3,050	15.1	3,052	15.1
British Columbia & Territories	15,185	7.4	20,915	10.2	36,100	17.6	–	–	3,631	18.0	3,631	18.0
Canada(3)	$100,921	49.0%	$104,872	51.0%	$205,793	100%	$4	–%	$20,148	100%	$20,152	100%
International	–	–	31,123	100	31,123	–	–	–	–	–	–	–
Total	$100,921	42.6%	$135,995	57.4%	$236,916	100%	$4	–%	$20,148	100%	$20,152	100%
	2016
Canada(3)	$109,947	56.9%	$83,356	43.1%	$193,303	100%	$8	0.1%	$19,065	99.9%	$19,073	100%
International	–	–	29,585	100	29,585	100	–	–	–	–	–	–
Total	$109,947	49.3%	$112,941	50.7%	$222,888	100%	$8	0.1%	$19,065	99.9%	$19,073	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,594 (October 31, 2016 – $2,376) of which $1,689 are insured (October 31, 2016 – $1,392).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

T41 Distribution of residential mortgages by remaining amortization periods, and by geographic areas

	2017
	Residential mortgages by remaining amortization periods
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	33.8%	37.9%	26.9%	1.3%	0.1%	100%
International	69.3%	17.2%	11.1%	2.3%	0.1%	100%
	2016
Canada	35.2%	36.3%	26.7%	1.7%	0.1%	100%
International	67.7%	19.0%	11.5%	1.7%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 51% uninsured (October 31, 2016 – 43%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 51% (October 31, 2016 – 50%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas.

C24	Well diversified in Canada and internationally...

loans and acceptances, October 2017

C25	… and in household and business lending

loans and acceptances, October 2017

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T42 Loan to value ratios

	Uninsured LTV ratios(1)
	For the year end October 31, 2017
	Residential mortgages LTV%	Home equity lines of credit(2) LTV%
Canada:
Atlantic provinces	69.4%	57.8%
Quebec	65.4	67.9
Ontario	63.2	62.0
Manitoba & Saskatchewan	68.7	62.8
Alberta	68.3	70.0
British Columbia & Territories	62.7	61.3
Canada	64.0%	62.7%
International	70.4%	n/a
	For the year end October 31, 2016
Canada	62.9%	64.5%
International	69.1%	n/a

(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $949 million as at October 31, 2017 (October 31, 2016 – $956 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (86% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. There were no significant events in the quarter that have materially impacted the Bank’s exposures.

The Bank’s exposure to sovereigns was $8.9 billion as at October 31, 2017 (October 31, 2016 – $7.3 billion), $5.7 billion to banks (October 31, 2016 – $5.2 billion) and $17.6 billion to corporates (October 31, 2016 – $16.6 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $1.3 billion as at October 31, 2017 (October 31, 2016 – $0.6 billion).

The Bank’s current European exposure is distributed as follows:

T43 Bank’s exposure distribution by country:

As at October 31	2017							2016
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded Total	Undrawn Commitments(4)	Total	Total
Greece	$214	$–	$(1)	$–	$213	$–	$213	$311
Ireland	582	275	10	43	910	1,123	2,033	771
Italy	93	–	(9)	–	84	49	133	240
Portugal	–	–	–	1	1	–	1	–
Spain	637	1	(2)	5	641	185	826	771
Total GIIPS	$1,526	$276	$(2)	$49	$1,849	$1,357	$3,206	$2,093

U.K.	$8,956	$1,510	$2,343	$1,804	$14,613	$5,553	$20,166	$15,986
Germany	1,131	731	1,571	59	3,492	1,003	4,495	4,878
France	1,036	52	2,317	87	3,492	1,561	5,053	5,325
Netherlands	1,476	121	318	91	2,006	1,335	3,341	3,469
Switzerland	783	7	154	269	1,213	943	2,156	2,300
Other	2,744	144	2,304	359	5,551	2,517	8,068	7,546
Total Non-GIIPS	$16,126	$2,565	$9,007	$2,669	$30,367	$12,912	$43,279	$39,504
Total Europe	$17,652	$2,841	$9,005	$2,718	$32,216	$14,269	$46,485	$41,597
As at October 31, 2016	$14,748	$2,519	$8,304	$3,554	$29,125	$12,472	$41,597

(1)	Individual allowances for credit losses are $52. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $3,366 as at October 31, 2017 (October 31, 2016 – $2,890).
(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $2,515 and collateral held against SFT was $12,112.
(4)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Below is an index of market risk disclosures:

Index of all market risk disclosures

Index	Page	Tables and charts	Page
Market risk factors	76
Interest rate risk	76
Credit spread risk	76
Foreign currency risk	76
Equity risk	76
Commodity risk	76
Market risk governance	76
Risk measurement summary	76
Value at risk	76
Incremental risk charge and comprehensive risk measure	77
Stress testing	77
Sensitivity analysis	77
Gap analysis	77
Validation of market risk models	77
Non-trading market risk	77
Interest rate risk	77-78
		C26 Interest rate gap	78
		T44 Interest rate gap	78
		T45 Structural interest rate sensitivity	78
Foreign currency risk	78-79
Investment portfolio risks	79
Trading market risk	79	T46 Market risk measures	79
		C27 Trading revenue distribution	80
		C28 Daily trading revenue vs. VaR	80
Market risk linkage to balance sheet	81	T47 Market risk linkage to balance sheet of the Bank	81
Derivative instruments and structured transactions	81
Derivatives	81
Structured transactions	81-82
European exposures	74	T43 Bank’s exposure distribution by country	74
Market risk	52-53	T33 Total market risk capital	53
Financial instruments	56	T36 Mortgage-backed securities	57
		T37 Collateralized debt obligations (CDOs)	57

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity, gap, stress testing, annual income and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Risk is managed through maximum net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using foreign exchange positions or derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of precious metal, base metal, energy and agriculture products. Both physical commodity and derivatives positions are exposed to this risk. Risk is managed through aggregate and net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using physical commodity and derivative positions.

The following maps risk factors to trading and non-trading activities:

Non-trading Funding	Investments	Trading
Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk Commodity risk

Market risk governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Asset-Liability Committee (ALCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and ALCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management, the back offices, or Finance. They provide senior management, business units, the ALCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), Incremental Risk Charge, Comprehensive Risk Measure, stress testing, sensitivity analysis and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk measurement summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses historical resampling. In addition, the Bank calculates a Stressed VaR measure which follows the same basic methodology as VaR but is calibrated to a one year stressed period. The stressed period is determined based on analysis of the trading book’s risk profile against historical market data. Stressed VaR complements VaR in that it evaluates the impact of market volatility that is outside the VaR’s historical set.

All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR and Stressed VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR and backtesting results quarterly.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM)

Basel market risk capital requirements include IRC and CRM which capture the following:

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default.

Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, in correlation trading there is a market simulation model in CRM to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon. The Board reviews IRC and CRM results quarterly.

Stress testing

A limitation of VaR and Stressed VaR is that they only reflect the recent history of market volatility and a specific one year stressed period, respectively. To complement these measures, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the 2008 Credit Crisis or the 1998 Russian Financial Crisis. Similar to Stressed VaR, stress testing provides management with information on potential losses due to tail events. In addition, the results from the stress testing program are used to verify that the Bank’s market risk capital is sufficient to absorb these potential losses.

The Bank subjects its trading portfolios to a series of daily, weekly and monthly stress tests. The Bank also evaluates risk in its investment portfolios monthly, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of re-pricing mismatches in the Bank’s non-trading operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods based on expected re-pricing dates. Products with a contractual maturity are assigned an interest rate gap term based on the shorter of the contractual maturity date and the next re-pricing date. Products with no contractual maturity are assigned an interest rate gap based on observed historical consumer behaviour.

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing is conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate; and

•	Impact tests including stress testing that would occur under historical and hypothetical market conditions.

The validation process is governed by the Bank’s Model Risk Management Policy.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Asset-Liability Committee meets biweekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest rate risk

Interest rate risks in the non-trading portfolios are predominately driven by the interest rate mismatch (i.e. re-pricing frequency) in the asset and liability exposures. The largest exposures in the non-trading book arise from retail banking operations in Canada. The largest component of this risk is from positions related to the retail mortgage book. T44 shows a summary of the interest rate gaps for the Bank’s non-trading positions.

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The annual income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Asset-Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities. The difference in yields partly reflects mismatch between the maturity and re-pricing characteristics of the assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The

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Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances.

Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations.

T45 shows the after-tax impact of an immediate and sustained 100 basis point shock over a one year period on annual income and economic value of shareholders’ equity. The interest rate sensitivities tabulated are based on a static balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2017, an immediate and sustained 100 basis point decrease in interest rates across all currencies and maturities would decrease after-tax net income by approximately $67 million over the next 12 months. This interest rate profile is different between Canadian dollar denominated and foreign currencies denominated, with Canadian dollar exposures benefitting from an interest rate decrease in the next year, assuming no further management action. During fiscal 2017, this measure ranged between $(85) million and $131 million.

This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $354 million. During fiscal 2017, this measure ranged between $(847) million and $(268) million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

C26	Interest rate gap

$ billions, one-year interest rate gap

T44 Interest rate gap

Interest rate sensitivity position(1) As at October 31, 2017 ($ billions)	Within 3 months	3 to 12 months	Over 1 year	Non-interest rate sensitive	Total
Canadian dollars
Assets	$206.2	$52.2	$156.4	$1.5	$416.3
Liabilities	$229.1	$49.0	$127.2	$11.0	$416.3
Gap	$(22.9)	$3.2	$29.2	$(9.5)	$–

Foreign currencies
Assets	$320.4	$34.9	$64.0	$79.7	$499.0
Liabilities	$298.4	$36.2	$64.4	$100.0	$499.0
Gap	$22.0	$(1.3)	$(0.4)	$(20.3)	$–

Total
Gap	$(0.9)	$1.9	$28.8	$(29.8)	$–
As at October 31, 2016
Gap	$(7.9)	$(13.0)	$58.1	$(37.2)	$–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

T45 Structural interest sensitivity

	2017		2016

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-tax impact of
100bp increase in rates
Non-trading risk	$(354)	$64	$(785)	$(32)
100bp decrease in rates
Non-trading risk	$183	$(67)	$650	$32

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The Asset-Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2017, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $58 million (October 31, 2016 – $60 million) in the absence of hedging activity, primarily from the exposure to U.S. dollars.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon.

In fiscal 2017, the total one-day VaR for trading activities averaged $11.2 million, compared to $12.6 million in 2016.

T46 Market risk measures

	2017				2016

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate	$10.1	$10.8	$15.1	$8.0	$10.6	$10.6	$16.4	$7.5
Credit Spread	6.9	6.3	9.1	4.1	8.0	8.3	13.6	4.5
Interest Rate	8.4	8.4	12.0	5.3	8.5	6.4	10.0	3.0
Equities	3.2	2.2	4.8	1.0	2.0	2.7	6.4	0.8
Foreign Exchange	2.9	2.2	5.5	0.7	2.1	1.3	2.9	0.6
Commodities	1.3	1.4	2.6	0.6	2.0	2.4	3.9	1.3
Debt Specific	3.3	3.6	5.1	2.4	4.2	6.3	12.6	3.7
Diversification Effect	(10.3)	(8.9)	n/a	n/a	(7.6)	(10.7)	n/a	n/a
All-Bank VaR	$10.6	$11.2	$14.9	$9.1	$13.2	$12.6	$20.3	$8.7
All-Bank Stressed VaR	$34.7	$28.5	$44.5	$19.2	$21.2	$27.6	$37.4	$18.0
Incremental Risk Charge	$144.5	$271.2	$399.8	$144.5	$391.7	$423.4	$539.5	$277.6
Comprehensive Risk Measure	$–	$49.2	$65.2	$–	$70.2	$107.6	$227.3	$62.8

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time period identified as stressful, given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis surrounding the collapse of Lehman Brothers. In fiscal 2017, the total one-day Stressed VaR for trading activities averaged $28.5 million compared to $27.6 million in 2016.

In fiscal 2017, the average IRC decreased to $271.2 million from $423.4 million in 2016, primarily driven by reduced emerging market exposure. The CRM reduced to zero in Q3, following the maturity of the legacy correlation trading portfolio.

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Description of trading revenue components and graphical comparison of VaR to daily P&L

Chart C27 shows the distribution of daily trading revenue for fiscal 2017 and Chart C28 compares that distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $7.0 million per day, compared to $6.5 million in 2016. Revenue was positive on 99% of trading days during the year, an increase from 98% in 2016. During the year, the largest single day trading loss was $0.4 million which occurred on August 3, 2017, and was smaller than the total VaR of $11.0 million on the same day.

C27	Trading revenue distribution

Year ended October 31, 2017

C28	Daily trading revenue vs. VaR

$ millions, November 1, 2016 to October 31, 2017

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

T47 Market risk linkage to Consolidated Statement of Financial Position of the Bank

	Market Risk Measure

As at October 31, 2017 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$ 5,717	$5,717	$–	$–	n/a
Trading assets	98,464	98,464	–	–	n/a
Financial instruments designated at fair value through profit or loss	13	–	13	–	Interest rate
Derivative financial instruments	35,364	30,648	4,716	–	Interest rate, FX, equity
Investment securities	69,269	–	69,269	–	Interest rate, FX, equity
Loans	504,369	–	504,369	–	Interest rate, FX
Assets not subject to market risk(1)	202,077	–	–	202,077	n/a
Total assets	$ 915,273	$134,829	$578,367	$202,077

Deposits	$ 625,367	$–	$593,174	$32,193	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	4,663	–	4,663	–	Interest rate, equity
Obligations related to securities sold short	30,766	30,766	–	–	n/a
Derivative financial instruments	34,200	30,545	3,655	–	Interest rate, FX, equity
Trading liabilities(2)	6,819	6,819	–	–	n/a
Retirement and other benefit liabilities	2,201	–	2,201	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	149,632	–	–	149,632	n/a
Total liabilities	$ 853,648	$68,130	$603,693	$181,825

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

	Market Risk Measure

As at October 31, 2016 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$8,442	$8,442	$–	$–	n/a
Trading assets	108,561	108,561	–	–	n/a
Financial instruments designated at fair value through profit or loss	221	–	221	–	Interest rate
Derivative financial instruments	41,657	36,401	5,256	–	Interest rate, FX, equity
Investment securities	72,919	–	72,919	–	Interest rate, FX, equity
Loans	480,164	–	480,164	–	Interest rate, FX
Assets not subject to market risk(1)	184,302	–	–	184,302	n/a
Total assets	$896,266	$153,404	$558,560	$184,302

Deposits	$611,877	$–	$580,814	$31,063	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,459	–	1,459	–	Interest rate, equity
Obligations related to securities sold short	23,312	23,312	–	–	n/a
Derivative financial instruments	42,387	38,213	4,174	–	Interest rate, FX, equity
Trading liabilities(2)	8,430	8,430	–	–	n/a
Retirement and other benefit liabilities	3,011	–	3,011	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	147,969	–	–	147,969	n/a
Total liabilities	$838,445	$69,955	$589,458	$179,032

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by Trading Management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the liquidity risk framework are:

•	Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the ALCO with analysis, risk measurement, stress testing, monitoring and reporting.

•	Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank to understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•	Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent-level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geography.

•	Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2017, unencumbered liquid assets were $180 billion (October 31, 2016 – $183 billion). Securities including NHA mortgage-backed securities, comprised 67% of liquid assets (October 31, 2016 – 74%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, were 33% (October 31, 2016 – 26%). The decrease in liquid assets was mainly attributable to a decrease in unencumbered liquid securities, precious metals and deposits with financial institutions, which was partially offset by an increase in deposits with central banks.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Statement of Financial Position as at October 31, 2017. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

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The Bank’s liquid asset pool is summarized in the following table:

T48 Liquid asset pool

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2017 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$49,754	$–	$49,754	$–	$7,306	$42,448	$–
Deposits with financial institutions	9,909	–	9,909	–	108	9,801	–
Precious metals	5,717	–	5,717	–	123	5,594	–
Securities
Canadian government obligations	41,791	9,836	51,627	24,505	–	27,122	–
Foreign government obligations	47,388	54,286	101,674	75,362	–	26,312	–
Other securities	56,444	59,590	116,034	79,363	–	36,671	–
Loans
NHA mortgage-backed securities(2)	33,327	–	33,327	2,360	–	30,967	–
Call and short loans	1,405	–	1,405	–	–	1,405	–
Total	$245,735	$123,712	$369,447	$181,590	$7,537	$180,320	$–

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2016 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$35,396	$–	$35,396	$–	$7,917	$27,479	$–
Deposits with financial institutions	10,948	–	10,948	–	196	10,752	–
Precious metals	8,442	–	8,442	–	115	8,327	–
Securities
Canadian government obligations	45,825	12,482	58,307	27,187	–	31,120	–
Foreign government obligations	50,761	36,822	87,583	58,680	–	28,903	–
Other securities	58,833	60,745	119,578	76,394	–	43,184	–
Loans
NHA mortgage-backed securities(2)	33,072	–	33,072	1,993	–	31,079	–
Call and short loans	1,673	–	1,673	–	–	1,673	–
Total	$244,950	$110,049	$354,999	$164,254	$8,228	$182,517	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T49 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

As at October 31 ($ millions)	2017	2016
Bank of Nova Scotia (Parent)	$131,838	$135,335
Bank domestic subsidiaries	13,753	13,871
Bank foreign subsidiaries	34,729	33,311
Total	$180,320	$182,517

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (81%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

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Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T50 Asset encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2017 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$49,754	$–	$49,754	$–	$7,306	$42,448	$–
Deposits with financial institutions	9,909	–	9,909	–	108	9,801	–
Precious metals	5,717	–	5,717	–	123	5,594	–
Liquid securities:
Canadian government obligations	41,791	9,836	51,627	24,505	–	27,122	–
Foreign government obligations	47,388	54,286	101,674	75,362	–	26,312	–
Other liquid securities	56,444	59,590	116,034	79,363	–	36,671	–
Other securities	2,311	4,645	6,956	2,916	–	–	4,040
Loans classified as liquid assets:
NHA mortgage-backed securities	33,327	–	33,327	2,360	–	30,967	–
Call and short loans	1,405	–	1,405	–	–	1,405	–
Other loans	486,949	–	486,949	6,072	54,746	12,721	413,410
Other financial assets(4)	151,329	(85,691)	65,638	4,212	–	–	61,426
Non-financial assets	28,949	–	28,949	–	–	–	28,949
Total	$915,273	$42,666	$957,939	$194,790	$62,283	$193,041	$507,825

				Encumbered assets		Unencumbered assets

As at October 31, 2016 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$35,396	$–	$35,396	$–	$7,917	$27,479	$–
Deposits with financial institutions	10,948	–	10,948	–	196	10,752	–
Precious metals	8,442	–	8,442	–	115	8,327	–
Liquid securities:
Canadian government obligations	45,825	12,482	58,307	27,187	–	31,120	–
Foreign government obligations	50,761	36,822	87,583	58,680	–	28,903	–
Other liquid securities	58,833	60,745	119,578	76,394	–	43,184	–
Other securities	5,007	4,149	9,156	3,615	–	–	5,541
Loans classified as liquid assets:
NHA mortgage-backed securities	33,072	–	33,072	1,993	–	31,079	–
Call and short loans	1,673	–	1,673	–	–	1,673	–
Other loans	464,840	–	464,840	5,934	60,311	11,596	386,999
Other financial assets(4)	151,916	(84,399)	67,517	5,316	–	–	62,201
Non-financial assets	29,553	–	29,553	–	–	–	29,553
Total	$896,266	$29,799	$926,065	$179,119	$68,539	$194,113	$484,294

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of October 31, 2017, total encumbered assets of the Bank were $257 billion (October 31, 2016 – $248 billion). Of the remaining $701 billion (October 31, 2016 – $678 billion) of unencumbered assets, $193 billion (October 31, 2016 – $194 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, the Bank has to provide an additional $53 million or $161 million of collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30 day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

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OSFI’s LAR stipulates that banks must maintain an adequate level of unencumbered HQLA that can be converted into cash to meet liquidity needs over a 30 calendar day horizon under a pre-defined significantly severe liquidity stress scenario. The LCR-prescribed liquidity stress scenario includes assumptions for asset haircuts, deposit run-off, wholesale rollover rates, and outflow rates for commitments.

The HQLA are grouped into three categories: Level 1, Level 2A and Level 2B, based on guidelines from the LAR. Level 1 HQLA receive no haircuts, and includes cash, deposits with central banks, central bank reserves available to the Bank in times of stress, and securities with a 0% risk weight. Level 2A and 2B include HQLA of lesser quality and attracts haircuts ranging from 15%-50%.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s average LCR for the quarter ended October 31, 2017, based on the average daily position in the quarter (October 31, 2016 – based on month-end LCR calculations for August, September and October).

T51 Bank’s average LCR

For the quarter ended October 31, 2017 ($ millions)(1)	Total unweighted value (Average)(2)		Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		*	$127,444
Cash outflows
Retail deposits and deposits from small business customers, of which:	$167,418		11,390
Stable deposits	78,922		2,540
Less stable deposits	88,496		8,850
Unsecured wholesale funding, of which:	161,682		78,135
Operational deposits (all counterparties) and deposits in networks of cooperative banks	54,947		13,338
Non-operational deposits (all counterparties)	86,727		44,789
Unsecured debt	20,008		20,008
Secured wholesale funding		*	30,152
Additional requirements, of which:	182,203		38,530
Outflows related to derivative exposures and other collateral requirements	24,467		14,611
Outflows related to loss of funding on debt products	5,058		5,058
Credit and liquidity facilities	152,678		18,861
Other contractual funding obligations	2,779		1,181
Other contingent funding obligations(4)	436,988		7,055
Total cash outflows		*	$166,443
Cash inflows
Secured lending (e.g. reverse repos)	$142,364		$25,351
Inflows from fully performing exposures	20,335		13,125
Other cash inflows	26,216		26,216
Total cash inflows	$188,915		$64,692

			Total adjusted value(5)
Total HQLA		*	$127,444
Total net cash outflows		*	$101,751
Liquidity coverage ratio (%)		*	125%

For the quarter ended October 31, 2016 ($ millions)			Total adjusted value(5)
Total HQLA		*	$136,401
Total net cash outflows		*	$107,822
Liquidity coverage ratio (%)		*	127%

*	Disclosure is not required under regulatory guideline.
(1)	Based on the average daily positions of the 63 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)	Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA continues to be substantially comprised of Level 1 assets (as defined in the LAR guideline). The Bank’s average LCR for the quarter ended October 31, 2017 was in line with the quarter ended October 31, 2016.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

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Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuance.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $269 billion as at October 31, 2017 (October 31, 2016 – $266 billion). The increase since October 31, 2016, was primarily due to internal capital generation and the issuance of NVCC subordinated additional Tier 1 Capital Securities, net of redemptions of preferred shares and subordinated debentures. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $140 billion (October 31, 2016 – $141 billion). Longer term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitization, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Hollis Receivables Term Trust II Shelf, retail credit card receivables through the Trillium Credit Card Trust II Shelf and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust Program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

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The table below provides the remaining contractual maturities of funding raised through wholesale funding. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T52 Wholesale funding(1)

As at October 31, 2017 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$2,740	$471	$405	$264	$110	$3,990	$205	$153	$–	$4,348
Bearer deposit notes, commercial paper and certificate of deposits	7,699	12,227	22,351	12,740	7,557	62,574	5,685	495	12	68,766
Asset-backed commercial paper(3)	1,885	4,233	981	–	–	7,099	–	–	–	7,099
Medium term notes and deposit notes(4)	24	3,621	8,480	5,469	6,378	23,972	13,024	32,927	10,453	80,376
Asset-backed securities	–	1	–	1,162	215	1,378	822	1,975	351	4,526
Covered bonds	2,821	–	–	13	686	3,520	6,378	14,719	1,410	26,027
Mortgage securitization(5)	–	569	666	556	310	2,101	2,158	10,522	4,943	19,724
Subordinated debentures(6)	–	–	–	–	–	–	–	181	7,022	7,203
Total wholesale funding sources	$15,169	$21,122	$32,883	$20,204	$15,256	$104,634	$28,272	$60,972	$24,191	$218,069

Of Which:

Unsecured funding	$10,463	$16,319	$31,236	$18,474	$14,045	$90,537	$18,914	$33,755	$17,487	$160,693
Secured funding	4,706	4,803	1,647	1,730	1,211	14,097	9,358	27,217	6,704	57,376

As at October 31, 2016 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$2,958	$571	$187	$148	$31	$3,895	$103	$149	$–	$4,147
Bearer deposit notes, commercial paper and certificate of deposits	11,434	16,838	25,324	8,181	7,357	69,134	3,151	333	–	72,618
Asset-backed commercial paper(3)	2,625	3,978	1,906	–	–	8,509	–	–	–	8,509
Medium term notes and deposit notes(4)	1,573	5,700	4,576	3,681	3,962	19,492	21,935	31,195	7,576	80,198
Asset-backed securities	–	451	25	26	189	691	1,218	1,555	417	3,881
Covered bonds	–	3,353	2,707	–	–	6,060	3,413	19,160	1,381	30,014
Mortgage securitization(5)	–	1,376	663	950	1,063	4,052	2,102	7,834	3,782	17,770
Subordinated debentures(6)	22	30	62	1	3	118	–	109	8,767	8,994
Total wholesale funding sources	$18,612	$32,297	$35,450	$12,987	$12,605	$111,951	$31,922	$60,335	$21,923	$226,131

Of Which:

Unsecured funding	$15,987	$23,139	$30,149	$12,011	$11,353	$92,639	$25,189	$31,786	$16,343	$165,957
Secured funding	2,625	9,158	5,301	976	1,252	19,312	6,733	28,549	5,580	60,174

(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the T57 Contractual maturities. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Includes Structured notes issued to insititutional investors.
(5)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(6)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $180 billion as at October 31, 2017 (October 31, 2016 – $183 billion) were well in excess of wholesale funding sources that mature in the next twelve months.

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Contractual maturities and obligations

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at October 31, 2017, based on the contractual maturity date.

From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services that are enforceable, legally binding on the Bank and affect the Bank’s liquidity and capital resource needs. The Bank leases a large number of its branches, offices and other locations. The majority of these leases are for a term of five years, with options to renew. The total cost of these leases, net of rental income from subleases, was $444 million in 2017 (2016 – $428 million). The increase primarily reflects higher contractual rents, partially offset by favourable forex impact.

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T53 Contractual maturities

	As at October 31, 2017

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$51,646	$894	$395	$175	$159	$396	$514	$290	$10,911		$65,380
Trading assets	5,484	5,106	3,275	2,740	2,224	5,272	14,816	17,776	41,771		98,464
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	13	–	–	–		13
Securities purchased under resale agreement and securities borrowed	73,346	16,966	3,732	1,087	188	–	–	–	–		95,319
Derivative financial instruments	3,544	4,558	2,084	1,418	1,274	4,303	8,375	9,808	–		35,364
Investment securities – available-for-sale	3,094	5,645	4,495	2,170	2,131	6,506	18,098	7,054	1,311		50,504
Investment securities – held-to-maturity	739	779	1,052	1,193	123	5,847	8,923	109	–		18,765
Loans	28,840	25,032	28,778	29,291	27,197	74,303	209,229	28,667	53,032		504,369
Residential mortgages	3,072	4,065	9,542	15,700	13,083	42,460	129,448	18,017	1,529	(1)	236,916
Personal and credit cards	3,980	2,309	3,124	3,322	3,217	10,899	20,601	5,293	50,586		103,331
Business and government	21,788	18,658	16,112	10,269	10,897	20,944	59,180	5,357	5,244	(2)	168,449
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,327)		(4,327)
Customers’ liabilities under acceptances	10,875	2,399	254	22	10	–	–	–	–		13,560
Other assets	–	–	–	–	–	–	–	–	33,535		33,535
Liabilities and equity
Deposits	$56,154	$48,037	$49,107	$30,938	$26,373	$44,735	$73,099	$16,037	$280,887		$625,367
Personal	7,058	7,247	8,500	7,840	7,862	13,223	13,741	393	134,166		200,030
Non-personal	49,096	40,790	40,607	23,098	18,511	31,512	59,358	15,644	146,721		425,337
Financial instruments designated at fair value through profit or loss	–	3	5	118	133	543	2,882	979	–		4,663
Acceptances	10,875	2,399	254	22	10	–	–	–	–		13,560
Obligations related to securities sold short	336	167	97	148	1,057	3,354	9,229	9,935	6,443		30,766
Derivative financial instruments	2,810	3,348	1,786	1,258	1,347	3,056	11,534	9,061	–		34,200
Obligations related to securities sold under repurchase agreements and securities lent	85,636	8,452	1,524	229	2	–	–	–	–		95,843
Subordinated debentures	–	–	–	–	–	–	–	5,935	–		5,935
Other liabilities	1,419	1,076	440	824	187	1,369	3,223	4,314	30,462		43,314
Total equity	–	–	–	–	–	–	–	–	61,625		61,625
Off-Balance sheet commitments
Operating leases	$30	$60	$88	$87	$84	$311	$656	$593	$–		$1,909
Credit commitments(3)	4,661	5,913	12,862	18,293	17,254	24,091	97,773	4,819	–		185,666
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,344		36,344
Outsourcing obligations(5)	19	37	54	53	53	207	517	–	1		941

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing. Outsourcing partners include, among others, IBM Canada and Symcor Inc.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

	As at October 31, 2016

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$37,703	$1,071	$320	$237	$1,198	$932	$537	$38	$12,750		$54,786
Trading assets	8,579	7,984	2,485	2,754	2,762	4,683	17,149	20,109	42,056		108,561
Financial instruments designated at fair value through profit or loss	–	–	–	–	205	–	16	–	–		221
Securities purchased under resale agreement and securities borrowed	70,343	13,250	6,156	1,541	839	–	–	–	–		92,129
Derivative financial instruments	2,311	3,041	1,210	1,218	900	3,694	9,986	19,297	–		41,657
Investment securities – available-for-sale	1,933	4,088	3,265	2,641	1,301	5,666	23,587	5,945	2,083		50,509
Investment securities – held-to-maturity	207	439	1,162	522	1,003	4,347	14,434	296	–		22,410
Loans	23,431	24,057	26,091	25,375	26,331	81,473	190,391	31,851	51,164		480,164
Residential mortgages	3,382	5,485	8,771	12,693	10,796	48,038	112,675	19,265	1,783	(1)	222,888
Personal and credit cards	2,790	2,484	2,902	3,154	2,777	10,277	20,914	5,813	48,391		99,502
Business and government	17,259	16,088	14,418	9,528	12,758	23,158	56,802	6,773	5,616	(2)	162,400
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,626)		(4,626)
Customers’ liabilities under acceptances	9,899	1,816	248	9	6	–	–	–	–		11,978
Other assets	–	–	–	–	–	–	–	–	33,851		33,851
Liabilities and equity
Deposits	$55,066	$59,091	$55,977	$24,792	$22,794	$50,504	$75,096	$13,125	$255,432		$611,877
Personal	6,944	8,892	9,131	7,392	6,501	15,206	16,317	549	128,370		199,302
Non-personal	48,122	50,199	46,846	17,400	16,293	35,298	58,779	12,576	127,062		412,575
Financial instruments designated at fair value through profit or loss	–	4	–	–	3	110	1,038	304	–		1,459
Acceptances	9,899	1,816	248	9	6	–	–	–	–		11,978
Obligations related to securities sold short	80	200	388	897	22	2,755	4,544	9,039	5,387		23,312
Derivative financial instruments	1,711	2,237	1,399	1,399	1,035	4,267	10,473	19,866	–		42,387
Obligations related to securities sold under repurchase agreements and securities lent	87,130	7,050	215	335	2,352	1	–	–	–		97,083
Subordinated debentures	–	–	–	–	–	–	–	7,633	–		7,633
Other liabilities	568	819	591	316	550	1,434	2,432	4,094	31,912		42,716
Total equity	–	–	–	–	–	–	–	–	57,821		57,821
Off-Balance sheet commitments
Operating leases	$28	$60	$88	$85	$83	$291	$631	$536	$–		$1,802
Credit commitments(3)	5,081	5,170	12,498	15,381	20,870	15,723	93,842	5,680	–		174,245
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,297		35,297
Outsourcing obligations	17	35	50	49	49	197	114	–	1		512

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Other Risks

Operational Risk

Operational risk is the risk of loss, resulting from people, inadequate or failed processes and systems, or from external events. Operational risk includes legal risk but excludes strategic risk and reputational risk. Operational risk in some form exists in each of the Bank’s business and support activities and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. Operational risk is inherent in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can result in direct or indirect financial loss, but also in regulatory sanctions and reputational impact.

Governance and organization

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•	The Bank’s Risk and Control Self-Assessment program, which includes formal reviews of significant units, operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate residual risk exposure, as appropriate.

•	The Bank’s scenario analysis program provides a forward looking view of key risks and provides management with insights into how plausible but highly unlikely operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•	The Bank’s Key Risk Indicator (KRI) program provides information on the level of exposure to a given operational risk to a particular point in time and can help to monitor potential shifts in risk conditions or new emerging risk and/or measure residual risk exposure and effectiveness of controls.

•	The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard is used to adjust capital calculations produced using the Bank’s AMA capital model and due to its forward-looking nature, it also assists with identifying new trends and emerging risks.

•	The Bank’s New Initiatives Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within Scotiabank and is intended to provide overarching guidance.

•	The Bank’s centralized operational loss event database, which captures key information on operational losses and near-misses.

•	The Bank’s monitoring of industry events, identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•	The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.

•	Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors, and includes information relating to key events, results, trends and themes across the operational risk tools. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

Operational risk capital

There are two methods for the calculation of operational risk regulatory capital available to the Bank under Basel framework – The Standardized Approach and the Advanced Measurement Approach (AMA). In 2016, OSFI approved our application to use the Advanced Measurement Approach (AMA) for operational risk, subject to a capital floor. In 2017, we formally began utilizing AMA to report regulatory capital.

Information Technology (IT) & Cybersecurity Risk

IT risk refers to the likelihood of failures or deficiencies related to the IT environment that may result in loss or other negative impact to the Bank. IT risk is the business risk associated with the use, ownership, operation, involvement, influence and adoption of IT within an enterprise. Cybersecurity risk is a sub-discipline of IT risk, and refers to the protection of information assets by addressing threats to information processed, stored, and transported by internetworked information systems. IT & Cybersecurity risk consists of information technology related events (e.g., cybersecurity incidents, outages) that could potentially have an adverse impact on our business. Such events could result in business interruption, service disruptions, theft of intellectual property and confidential information, additional regulatory scrutiny, litigation and reputational damage.

The Board of Directors approves the IT Risk Management Policy and the Information Security Policy to ensure the Bank’s IT environment continues to be reliable, secure, resilient and robust in supporting its business strategies and objectives. The Bank has established an IT Risk Management Framework and Information Security Governance Framework to provide the structure for the effective implementation of those policies in the IT environment.

Protecting data and systems against an ever-changing array of digital threats remains a top risk priority for the Bank. The past year highlighted a large number of high-profile data breaches involving organizations of all sizes from multiple industries. As cyber-crimes are becoming more widespread, costly and time consuming to resolve, businesses are faced with an increased possibility of legal exposure, reputation damage, operational interruption and financial impact. The Bank continues to strengthen its cyber security program and is expanding its capabilities to defend against potential threats and minimize the impact of cyber security attacks. The Bank also regularly tests preparedness to respond to events outside of the Bank’s direct control such as simulations of cyberattacks, and continually reviews and enhances its capabilities and infrastructure.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Compliance Risk

Compliance Risk is the risk that a business activity may not be conducted in conformity with applicable Regulations, internal policies and procedures and ethical standards expected by regulators, customers, investors, employees and other stakeholders. “Regulations” means all Governmental Acts, laws, rules, regulations, regulatory guidelines and industry or self-regulatory organizational codes of conduct, rules and by-laws.

The Bank conducts business in many jurisdictions around the world and provides a wide variety of financial products and services through its various lines of business and operations. It is subject to, and must comply with, many and changing Regulations by governmental agencies, supervisory authorities and self-regulatory organizations in all the jurisdictions in which the Bank operates. The regulatory bar is constantly rising with Regulations being more vigorously enforced and new Regulations being enacted. The bar of public expectations is also constantly rising. Regulators and customers expect the Bank and its employees will operate its business in compliance with applicable laws and will refrain from unethical practices.

Compliance risk is managed on an enterprise-wide basis throughout the Bank via the operation of the Scotiabank Compliance Program (“the Program”) which includes the appointment of a Chief Compliance and Regulatory Officer (CCRO) who serves as the Chief Compliance Officer for the Bank and is responsible for overseeing Compliance Risk Management within the Bank. The CCRO is responsible for assessing the adequacy of, adherence to and effectiveness of the Program, as well as for the development and application of written compliance policies and procedures that are kept up to date and approved by senior management, assessing and documenting compliance risks, developing and maintaining a written compliance training program, which in each case is performed either directly or indirectly by other departments within the Bank in coordination with Global Compliance. This program and these ancillary activities are subject to Internal Audit’s periodic review to assess the effectiveness of the Program.

The Board-approved Scotiabank Compliance Policy describes the general policies and principles applicable to compliance risk management within Scotiabank and encompasses the Bank’s Regulatory Compliance Management framework as contemplated by OSFI Guideline E-13. The Compliance Policy is an integral part of the enterprise-wide policies and procedures that collectively articulate the Bank’s governance and control structure. Other more specifically focused compliance risk management policies and procedures may be developed within the framework established by the Compliance Policy where necessary or appropriate.

Money Laundering & Terrorist Financing Risk

Money Laundering & Terrorist Financing (ML/TF) risk is the susceptibility of Scotiabank to be used by individuals or organizations to launder the proceeds of crime, finance terrorism, or violate economic sanctions. It also includes the risk that Scotiabank does not conform to applicable Anti-Money Laundering (“AML”) / Anti-Terrorist Financing (“ATF”) or sanctions legislation, or does not apply adequate controls reasonably designed to deter and detect ML/TF and sanctions violations or to file any required regulatory reports.

Money laundering, terrorist financing, and sanctions risks are managed throughout the Bank via the operation of the Bank’s AML/ATF and Sanctions program (“the Program”) which includes the appointment of a Chief Anti-Money Laundering Officer responsible for the Program, development and application of written compliance policies and procedures that are kept up to date and approved by senior management, assessing and documenting the risk of money laundering, terrorist-financing or sanctions violations, developing and maintaining a written ongoing compliance training program, and regular review of the effectiveness of the Program conducted by Internal Audit. The Chief Anti-Money Laundering Officer has unfettered access to, and direct communication with, Executive Management of the Bank and its Board.

In providing financial services to its customers, the Bank conducts Customer Due Diligence sufficient to form a reasonable belief that it knows the true identity of its customers, including in the case of an entity customer its material beneficial owners. The Bank will not maintain anonymous accounts, nor will it maintain accounts for shell banks. Consistent with a risk-based approach, the Bank assesses the risks of its customers and, where appropriate, conducts enhanced due diligence on those who are considered higher risk. The Bank also conducts ongoing risk-based monitoring of its customers to detect and report suspicious transactions, and conducts customer and transaction screening against terrorist, sanctions, and other designated watch-lists. All employees are provided with mandatory AML/ATF training on an annual basis.

The Bank’s business units conduct an annual self-assessment of their ML/TF risks, as well as self-assessments of their control measures designed to manage such risks. The process is overseen by the Bank’s Global AML/ATF Unit and the results shared with the Bank’s Senior Management and its Board.

Reputational Risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank’s Code of Conduct, and in a manner that minimizes reputational risk. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Scotiabank’s Code of Conduct, the activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved Reputational Risk Policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and new products and services.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.

The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental Risk

Environmental risk refers to the possibility that environmental concerns involving Scotiabank or its customers could affect the Bank’s performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary on the impact of climate (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework.

In the area of project finance, the Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. The Equator Principles help financial institutions determine, assess, manage and report environmental and social risk. The principles apply to project finance loans and advisory assignments where total capital costs exceed US$10 million, and to certain project-related corporate loans. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against the use of child and forced labour.

The Bank’s Environmental Policy plays a prominent role in guiding the reduction of the Bank’s environmental footprint. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings from an environmental perspective. In addition, a variety of reduction measures are in place for energy, paper and waste in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. Since 2012, GHG emissions data for the branch network and corporate offices has been externally verified.

To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks can play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, implementing the recommendations of the Task Force on Climate-related Financial Disclosure, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its practices in these areas.

Scotiabank has a number of environmentally focused products and services, including: an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects; and an auto loan product for hybrid, electric and clean diesel vehicles. As well, Scotiabank has the Commodities Derivatives group, which assists corporate clients by providing liquidity and hedge solutions in the carbon market.

Environmental Reporting

Scotiabank is also a signatory to, and participant in the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. Further information is available in the Bank’s annual Corporate Social Responsibility Report.

Insurance Risk

The Bank is both a distributor of third party insurance products and underwriter of insurance risk. As a distributor of third party insurance products, the Bank earns fees but bears no insurance risk. The Bank bears insurance risk in its role as an underwriter, either through direct underwriting or via reinsurance.

Insurance risk is the risk of potential financial loss due to actual experience being different from that assumed in the pricing process of the insurance products.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. The Bank is exposed to insurance risk primarily through its creditor, life and select property and casualty insurance and reinsurance products.

The insurance governance and risk management frameworks are calibrated within each insurance subsidiary commensurate with the nature and materiality of risk assumed. Senior management within the insurance business subsidiaries has primary responsibility for managing insurance risk, with oversight by Global Risk Management through the Insurance Risk Committee. The insurance subsidiaries have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The insurance subsidiaries maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance is commonly used as an effective tool to manage the insurance risk exposures. Insurance risk is also managed through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Strategic Risk

Strategic risk is the risk that the enterprise, business lines or corporate functions will make strategic choices that are ineffective or insufficiently resilient to changes in the business environment, or poorly execute such strategies.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Bank.

The Bank manages its strategic planning process through a series of coordinated efforts between the Executive Management Team, the Business Lines and the Corporate Functions. These efforts address a wide range of relevant considerations including capital and resource allocation, business initiatives, strategic transactions and investments, stress testing and alignment with the Bank’s Risk Appetite Framework. These considerations are reviewed in a consistent and disciplined manner. The process involves input from the entire Executive Management Team and from the Board of Directors.

On an annual basis, a comprehensive update on the Strategic Agenda is prepared that summarizes the Bank’s key strategic considerations, and is presented by the President and Chief Executive Officer to the Board of Directors for their review and approval.

The execution and evaluation of strategic plans within the Bank is critically important to the Bank’s enterprise-wide risk management framework. The Bank makes continuous efforts to ensure that all employees are aware of the Bank’s overall strategic direction, and that employees are also aware of the strategies and objectives for their respective business line or corporate function. On an ongoing basis, the business lines and corporate functions identify, manage and assess the internal and external considerations – including risk factors – that could affect the achievement of their strategic objectives. These matters are considered on an enterprise-wide basis by the Bank’s Executive Management Team, which makes adjustments, as required.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CONTROLS AND ACCOUNTING POLICIES

CONTROLS AND ACCOUNTING POLICIES

Controls and Procedures

Management’s responsibility for financial information contained in this annual report is described on page 126.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the President and Chief Executive Officer and the Group Head and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2017, the Bank’s management, with the participation of the President and Chief Executive Officer and Group Head and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2017.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2017.

Critical Accounting Estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 to the Consolidated Financial Statements, summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates, assumptions and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the estimates, assumptions and judgements could have a material impact on the Bank’s consolidated financial statements. These estimates, assumptions and judgements are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers and acceptances. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates, assumptions and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements could directly affect the provision for credit losses.

The allowance for credit losses is comprised of collective and individually assessed allowances.

Allowances in respect of individually significant credit exposures are an estimate of probable incurred losses related to existing impaired loans. In establishing these allowances applicable to individual credit exposures, management individually assesses each loan for objective indicators of impairment and forms a judgement as to whether the loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be collected based on original contractual terms. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

Individual provisions were lower in 2017 than in 2016 across all business lines.

For loans that have not been individually assessed as impaired, the Bank pools them into groups to assess on a collective basis. Collective allowances are calculated for performing loans and impaired loans.

Retail loans represented by residential mortgages, credit card loans and most personal loans are considered by the Bank to be homogenous groups of loans that are not considered individually significant and are assessed on a collective basis. Mortgages are collectively assessed for impairment, taking into account number of days past due, historical loss experience and incorporating both qualitative and quantitative factors including the current business and economic environment and the realizable value of the collateral to determine the appropriate value of the collective impairment

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allowance. A roll rate methodology is used to determine impairment losses on a collective basis for credit cards and other personal loans because individual loan assessment is impracticable. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will be eventually written off as a result of events not identifiable on an individual loan basis.

An allowance is also determined in respect of probable incurred losses that are inherent in the portfolio, of performing loans, but have not yet been specifically identified on an individual basis. Management establishes this allowance on a collective basis through an assessment of quantitative and qualitative factors. Using an internally developed methodology, management arrives at an initial quantitative estimate of the collective allowance for the performing portfolio based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the collective allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the methodology would indicate an increase or decrease to the quantitative estimate of approximately $70 million (2016 – $71 million).

A qualitative assessment of the collective allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies, and a component for the imprecision inherent in the methodology and parameters. Management reviews the collective allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

The total collective allowance for credit losses as at October 31, 2017, was $3,355 million, a decrease of $143 million from a year earlier. Of the collective allowance amount, $625 million is attributable to business and government performing loans (2016 – $662 million), with the remainder allocated to personal lending and credit cards of $2,303 million (2016 – $2,258 million) and residential mortgages of $427 million (2016 – $578 million). These amounts for personal lending and credit cards, and for residential mortgages include allowances for both performing and impaired loans.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or available-for-sale at inception. All other financial instruments, including those designated as fair value through profit and loss at inception, are carried at fair value.

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes such as multiple of the underlying earnings, pricing by third party providers, discount rates, volatilities and correlations. Valuations that require the significant use of unobservable inputs are considered Level 3. The calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank’s risk management framework. GRM is independent from the Bank’s business units and is overseen by Executive Management and the Board of Directors. Senior management committees within GRM oversee and establish standards for risk management processes that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process in order to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains an approved list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is also performed by GRM to determine market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in inactive or illiquid markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent senior management committee within GRM oversees the vetting, approval and ongoing validation of valuation models used in determining fair value. Risk policies associated with model development are approved by Executive Management and/or key risk committees.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank’s policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves include adjustments for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs. The methodology for the calculation of valuation reserves are reviewed at least annually by senior management.

Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $94 million as at October 31, 2017, (2016 – $119 million), net of any write-offs. These valuation adjustments are due mainly to credit risk considerations and bid-offer spreads on derivative transactions.

As at October 31, 2017, a funding valuation adjustment (FVA) of $80 million pre-tax (2016 – $92 million) was recorded relating to uncollateralized derivative instruments.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

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•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 6. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

T54 Fair value hierarchy of financial instruments carried at fair value

	Assets			Liabilities
Fair value hierarchy As at October 31, 2017	Trading assets (incl. precious metals)	Available- for-sale securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	62%	58%	2%	90%	2%
Level 2	38%	40%	98%	10%	97%
Level 3	–%	2%	–%	–%	1%
	100%	100%	100%	100%	100%

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered objective evidence of impairment. A significant decline in fair value is evaluated against the original cost of the asset at initial recognition; whereas for prolong, the decline is evaluated against the continuous period in which the fair value of the asset has been lower than its original cost at initial recognition. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, the criteria for assessment of impairment is consistent with the criteria for impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the value of the security is written down to fair value. The losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within non-interest income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within non-interest income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in accumulated other comprehensive income.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within non-interest income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

As at October 31, 2017, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $381 million (2016 – $740 million), and the gross unrealized losses were $422 million (2016 – $285 million). Net unrealized losses were therefore $41 million (2016 – gains of $455 million) before hedge amounts. The net unrealized losses after hedge amounts were $48 million (2016 – gains of $26 million).

At October 31, 2017, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $263 million (2016 – $206 million). This unrealized loss was comprised of $132 million (2016 – $11 million) in debt securities, $87 million (2016 – $160 million) related to preferred shares and $44 million (2016 – $35 million) related to common shares. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. For debt securities, based on a number of considerations, including underlying credit of the issuers, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security.

Employee benefits

The Bank sponsors a number of employee benefit plans, including pension and other benefit plans for eligible employees in Canada, and internationally. The pension plans include both defined benefit plans, which are generally based on years of service and average earnings at retirement as well as defined contribution plans. Other benefits generally include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability.

Employee benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. These assumptions are based on management’s best estimate and are reviewed and approved annually. The management assumptions with the greatest potential impact are the discount rates. These rates are used for measuring the benefit obligation, service cost and interest cost. Prior to 2016 the discount rate used to determine annual benefit expense was the same as the rate used to determine the defined benefit obligation. Beginning in 2016, separate discount rates were used to determine the annual benefit expense in Canada and the US. These rates were determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual defined benefit expense. The discount rate used to determine the annual benefit expense for all other plans continues to be the same as the rate used to determine the defined benefit obligation. If the assumed discount rates were 1% lower, the benefit expense for 2017 would have been $119 million higher. Other key assumptions include future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates as well as other factors, such as plan specific experience and best practices.

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $513 million in its principal pension plans and a deficit of $1,392 million in its principal other benefit plans, which are typically unfunded, as at October 31, 2017, as disclosed in Note 27 to the consolidated financial statements.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss recognized immediately in other comprehensive income except for other long-term employee benefits where they are recognized in the Consolidated Statement of Income.

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Note 27 contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgment in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of deferred income tax assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the deferred income tax assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to the Bank’s unused income tax losses from operations arising in prior years were $417 million as at October 31, 2017 (2016 – $484 million). The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounted to $82 million (2016 – $55 million). The amount related to unrecognized tax losses was $9 million, which will expire as follows: $4 million in 2021 and beyond and $5 million have no fixed expiry date.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

In November 2016, the Bank received a federal reassessment of $179 million for tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 taxation year. In August 2017, the Bank received a reassessment of $185 million for tax and interest for the 2012 taxation year. The circumstances of the dividends subject to the reassessment are similar to those prospectively addressed by recently enacted rules which had been introduced in the 2015 Canadian federal budget. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada), and intends to vigorously defend its position.

Note 26 of the 2017 consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.

Structured entities

In the normal course of business, the Bank enters into arrangements with structured entities on behalf of its customers and for its own purposes. These structured entities can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided in the off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a structured entity should be consolidated. This evaluation involves understanding the arrangements, determining whether decisions about the relevant activities are made by means of voting rights or other contractual arrangements and determining whether the Bank controls the structured entity.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The three elements of control are:

•	power over the investee;

•	exposure, or rights, to variable returns from involvement with the investee; and

•	the ability to use power over the investee to affect the amount of the Bank’s returns.

This definition of control applies to circumstances:

•	when voting rights or similar rights give the Bank power, including situations where the Bank holds less than a majority of voting rights or involving potential voting rights;

•	when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee (i.e., relevant activities are directed by contractual arrangements);

•	involving agency relationships; and

•	when the Bank has control over specified assets of an investee.

The Bank does not control an investee when it is acting in an agent’s capacity. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf and for the benefit of another party or parties. Factors that the Bank considers in this assessment include the scope of its decision-making authority over the investee, the rights held by other parties, the remuneration to which it is entitled, and the Bank’s exposure to variability of returns from other interests that it holds in the investee.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the structured entity operates and the amount and timing of future cash flows.

The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the three elements of control change.

Management is required to exercise judgement to determine if a change in control event has occurred.

During 2017, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduits or other structured entities.

As described in Note 14 to the consolidated financial statements and in the discussion of off-balance sheet arrangements, the Bank does not control the two Canadian-based multi-seller conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition.

Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. Each CGU to which goodwill is allocated for impairment testing purposes reflects the lowest level at which goodwill is monitored for internal management purposes.

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The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, and operational risks, and leverage, consistent with the Bank’s capital attribution for business line performance measurement. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value an appropriate valuation model is used which considers various factors including normalized net income, price earnings multiples and control premium. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgement is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology as at July 31, 2017, and no impairment was determined to exist.

Indefinite life intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. Value in use method is used by the Bank to determine the recoverable amount of the intangible asset. In determining value in use, an appropriate valuation model is used which considers factors such as management-approved cash flow projections, discount rate and terminal growth rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgement is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets were assessed for annual impairment based on the methodology as at July 31, 2017, and no impairment was determined to exist.

Provisions

The Bank recognizes a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not. Significant judgement is required in determining whether a present obligation exists and in estimating the probability, timing, and amount of any future outflows.

Off-balance sheet credit risks

The provisions for off-balance sheet credit risks relate primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Restructuring

Certain of the Bank’s provisions relate to restructuring as part of the Bank’s efforts to enhance the customer experience, drive digital transformation and improve productivity. Restructuring provisions are primarily related to employee severance and require management’s best estimate of the amount required to settle the obligation. Uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances. The restructuring provision is expected to be utilized in line with the approved plans; the actual utilization will be assessed quarterly and may lead to changes in the provision amount recorded.

Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2017

IFRS 9 Financial instruments

On July 24, 2014, the IASB issued IFRS 9 Financial Instruments (“the Standard”), which will replace IAS 39. The Standard covers three broad topics: Classification and Measurement, Impairment and Hedging. In line with OSFI’s advisory, all Canadian D-SIBs, including the Bank are required to early adopt IFRS 9 effective November 1, 2017.

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In June 2016, OSFI issued “IFRS 9 Financial Instruments and Disclosures” which provides guidance on the application of IFRS 9 that is consistent with the BCBS guidance issued in 2015.

Governance and project management

The adoption of IFRS 9 is a significant initiative for the Bank, involving substantial finance, risk management and technology resources. The project was managed through a strong governance structure across risk management, finance, technology, and the business units. The Bank’s existing system of internal controls will be refined and revised where required to meet all the requirements of IFRS 9. The Bank has applied many components of its existing governance framework to ensure that appropriate validations and controls will be in place over new key processes and significant areas of judgment. Adoption of IFRS 9 in 2018 has resulted in revisions to accounting policies and procedures, changes and amendments to internal control documents, applicable credit risk manuals, development of new risk models and associated methodologies and new processes within risk management. Periodic reporting on the progress against plan and results of parallel run was provided to Bank senior management throughout Fiscal 2017.

The following is a summary of some of the more significant items that are likely to be important in understanding the impact of the implementation of IFRS 9:

Classification and measurement

The Standard introduces new requirements to determine the measurement basis of financial assets, involving the cash flow characteristics of assets and the business models under which they are managed. Accordingly, the basis of measurement for the Bank’s financial assets may change. The Standard affects the accounting for available-for-sale equity securities, requiring a designation, by portfolio, between recording both unrealized and realized gains either through (i) OCI with no recycling to income or (ii) Income Statement. As a result, the amount of equity securities gains recorded through income is expected to be lower than current levels and levels recorded in recent years. For other financial instruments, the Bank does not expect the implementation will result in a significant change in the classification and measurement of the Bank’s financial assets, between Amortized cost, Fair Value through OCI and Fair Value through Income Statement.

Hedge Accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with IAS 39 hedge accounting. The Bank has decided to exercise this accounting policy choice. However, the Bank will implement the revised hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures” in its fiscal 2018 Annual Report.

Impairment

The adoption of IFRS 9 will have a significant impact on the Bank’s impairment methodology. The IFRS 9 expected credit loss (ECL) model is forward looking compared to the current incurred loss approach. Expected credit losses reflect the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. ECL should reflect an unbiased, probability-weighted outcome as opposed to the single best estimate allowed under the current approach. The probability-weighted outcome considers multiple scenarios based on reasonable and supportable forecasts.

The Bank’s approach leveraged the existing regulatory capital models and processes for most of the Bank’s loan portfolios that use the existing Advanced Internal Ratings Based (AIRB) credit models for regulatory capital purposes. For other portfolios that use the Standardized approach to compute regulatory capital, the Bank developed new methodologies and models taking into account the relative size, quality and complexity of the portfolios. IFRS 9 considers the calculation of ECL by multiplying the Probability of default (PD), Loss Given Default (LGD) and Exposure at Default (EAD).

IFRS 9 Impairment model uses a three stage approach based on the extent of credit deterioration since origination:

Stage 1 – 12-month ECL applies to all financial assets that have not experienced a significant increase in credit risk (SIR) since origination and are not credit impaired. The ECL will be computed using a 12-month PD that represents the probability of default occurring over the next 12 months. For those assets with a remaining maturity of less than 12 months, a PD is used that corresponds to remaining maturity. This Stage 1 approach is different than the current approach which estimates a collective allowance to recognize losses that have been incurred but not reported on performing loans.

Stage 2 – When a financial asset experiences a SIR subsequent to origination but is not credit impaired, it is considered to be in Stage 2. This requires the computation of ECL based on lifetime PD that represents the probability of default occurring over the remaining estimated life of the financial asset. Provisions are higher in this stage because of an increase in risk and the impact of a longer time horizon being considered compared to 12 months in Stage 1.

Stage 3 – Financial assets that have an objective evidence of impairment will be included in this stage. Similar to Stage 2, the allowance for credit losses will continue to capture the lifetime expected credit losses.

Some of the key concepts in IFRS 9 that have the most significant impact and require a high level of judgement are:

Assessment of Significant Increase in Credit Risk

The assessment of a significant increase in credit risk is done on a relative basis. To assess whether the credit risk on a financial asset has increased significantly since origination, the Bank compares the risk of default occurring over the expected life of the financial asset at the reporting date to the corresponding risk of default at origination, using key risk indicators that are used in the Bank’s existing risk management processes. At each reporting date, the assessment of a change in credit risk will be individually assessed for those considered individually significant and at the segment level for retail exposures. This assessment is symmetrical in nature, allowing credit risk of financial assets to move back to Stage 1 if the increase in credit risk since origination has reduced and is no longer deemed to be significant.

Macroeconomic Factors, Forward Looking Information (FLI) and Multiple Scenarios

IFRS 9 requires an unbiased and probability weighted estimate of credit losses by evaluating a range of possible outcomes that incorporates forecasts of future economic conditions.

Macroeconomic factors and FLI are required to be incorporated into the measurement of ECL as well as the determination of whether there has been a significant increase in credit risk since origination. Measurement of ECLs at each reporting period should reflect reasonable and supportable

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information at the reporting date about past events, current conditions and forecasts of future economic conditions.

The Bank will use three scenarios that will be probability weighted to determine ECL, leveraging its existing Enterprise Wide Stress Test modeling framework.

Experienced credit judgment

The Bank’s ECL allowance methodology, in line with OSFI guidelines, requires the Bank to use its experienced credit judgement to incorporate the estimated impact of factors not captured in the modelled ECL results, in all reporting periods.

Expected Life

When measuring ECL, the Bank must consider the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms should be considered when determining the expected life, including prepayment options and extension and rollover options. For certain revolving credit facilities that do not have a fixed maturity, the expected life is estimated based on the period over which the Bank is exposed to credit risk and where the credit losses would not be mitigated by management actions.

Definition of Default and Write-off

The Bank has modified its definition of impaired financial instruments (Stage 3) for certain categories of financial instruments to make it consistent with the definitions used in the calculation of regulatory capital. The Bank does not expect to rebut the presumption in IFRS 9 that loans which are 90 days past due are in default for retail loans, with the exception of credit cards receivables that are treated as defaulted when 180 days past due. The policy on the write-off of loans remains unchanged.

The main adjustments to the regulatory capital risk components are summarized in the following chart:

	Regulatory capital	IFRS 9
PD	Through the cycle (represents long-run average PD throughout a full economic cycle) 12 month PD is used.	Point in time (based on current conditions, adjusted to take into account estimates of future conditions that will impact PD). 12 month PD for Stage 1 ECL and Lifetime PD for Stage 2 and Stage 3 ECL.
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors. Both direct and indirect collection costs are considered.	Expected LGD based on historical charge-off events and recovery payments, current information about attributes specific to borrower, and direct costs. Forward-looking macroeconomic variables and expected cash flows from credit enhancements will be incorporated as appropriate and excludes floors and undue conservatism.
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance.	EAD represents the expected balance at default over the lifetime and is conditional on forward looking expectations.
Discounting factors	Not applicable	Expected credit losses are discounted from default date to the reporting date

Certain allowances for credit losses currently ascribed to impaired loans will be ascribed against Stage 1 and Stage 2 exposures.

Transition impact

The Bank will record an adjustment to its opening November 1, 2017 retained earnings and AOCI, to reflect the application of the new requirements of Impairment and Classification and Measurement at the adoption date and will not restate comparative periods.

The Bank estimates the IFRS 9 transition amount will reduce shareholders’ equity by approximately $600 million after-tax and the Common Equity Tier 1 capital ratio by approximately 15 basis points as at November 1, 2017. The estimated impact relates primarily to the implementation of the ECL requirements. The Bank continues to revise, refine and validate the impairment models and related process controls leading up to the January 31, 2018 reporting.

Effective November 1, 2018

Revenue from contracts with customers

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces the previous revenue standard IAS 18 Revenue, and the related Interpretations on revenue recognition. The standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards and provides a single principle based framework to be applied to all contracts with customers that are in scope of the standard. Under the new standard revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. The standard introduces a new five step model to recognize revenue as performance obligations in a contract are satisfied. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenue.

On April 12, 2016, the IASB issued amendments to IFRS 15 Revenue from Contracts with Customers. The amendments provide additional clarification on the identification of a performance obligation in a contract, determining the principal and agent in an agreement, and determining whether licensing revenues should be recognized at a point in time or over a specific period. The amendments also provide additional practical expedients that can be used on transition to the standard.

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The Bank will adopt the standard and its amendments as of November 1, 2018 and plans to use the modified retrospective approach. Under this approach, the Bank will recognize the cumulative effect of initially applying the standard as an adjustment to the opening balances of retained earnings as of November 1, 2018, without restating comparative periods. Additional disclosures will be required in order to explain any significant changes between reported results and results had the previous revenue standard been applied.

The standard does not apply to revenue associated with financial instruments, and therefore, will not impact the majority of the Bank’s revenue, including interest income, interest expense, trading revenue and securities gains which are covered under IFRS 9 Financial Instruments. The implementation of the standard is being led by the Finance Department in coordination with the business segments. The areas of focus for the Bank’s assessment of impact are fees and commission revenues from wealth management and banking services in Canadian and International Banking. The Bank has been working to identify and review the customer contracts within the scope of the new standard. While the assessment is not complete, the timing of the Bank’s revenue recognition of fees and commissions within the scope of this standard is not expected to materially change. The classification of certain contract costs (whether presented gross or offset against non-interest income) continues to be evaluated and the final interpretation may impact the presentation of certain contract costs. The Bank is also evaluating the additional disclosures that may be relevant and required.

Effective November 1, 2019

Financial instruments: Prepayment features with negative compensation

On October 12, 2017, the IASB issued an amendment to IFRS 9 Financial Instruments. The amendment allows certain pre-payable financial assets with so-called negative compensation prepayment option to be measured at amortized cost or fair value through other comprehensive income, if the prepayment amount substantially represents unpaid principal and interest and reasonable compensation. Reasonable compensation may be positive or negative. Prior to this amendment financial assets with this negative compensation feature would have failed the solely payments of principal and interest test and be mandatorily measured at fair value through profit or loss. The amendment will be effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Based on preliminary assessments, the amendment is not expected to impact the Bank.

Leases

On January 13, 2016, the IASB issued IFRS 16 Leases, which requires a lessee to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments. IFRS 16 will result in leases being recorded on the Bank’s balance sheet, including those currently classified as operating leases except for short-term leases and leases with low value of the underlying asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

IFRS 16 is effective for the Bank on November 1, 2019, with early adoption permitted from the date the Bank applies IFRS 15 Revenue from Contracts with Customers on or before the date of initial application of IFRS 16. On transition there are practical expedients available whereby the Bank will not need to reassess whether a contract is, or contains a lease, or reassess the accounting of sale leaseback transactions recognized prior to the date of initial application.

A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

The Bank is currently assessing the impact of this new standard.

Effective November 1, 2021

Insurance contracts

On May 18, 2017, the IASB issued IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 Insurance Contracts and requires insurance contracts to be measured using current fulfillment cash flows and for revenue to be recognized as the service is provided over the coverage period. The standard is effective for the Bank on November 1, 2021. The Bank will assess the impact of adopting this new standard.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, including Basel III capital and liquidity requirements, over-the-counter derivatives reform, consumer protection measures and cybersecurity, in order to ensure that control and business units are responsive on a timely basis and business impacts, if any, are minimized.

Bank Recapitalization Regime – Proposed Bail-in Regulations

On June 22, 2016, legislation came into force amending the Bank Act (Canada) (the “Bank Act”) and the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and certain other federal statutes pertaining to banks to create a bail-in regime for Canada’s domestically systemically important banks (D-SIBs), which include the Bank. On June 17, 2017, the Government of Canada published in draft for public comment regulations under the CDIC Act and the Bank Act providing the final details of the conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank (collectively, the “Bail-In Regulations”). Pursuant to the CDIC Act, in circumstances where OSFI has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank (a “Bail-In Conversion”).

The Bail-In Regulations prescribe the types of shares and liabilities that will be subject to a Bail-In Conversion. In general, any senior debt with an initial or amended term to maturity (including certain explicit or embedded options) greater than 400 days, that is unsecured or partially secured and has been assigned a CUSIP or ISIN or similar identification number would be subject to a Bail-In Conversion. Shares, other than common shares, and subordinated debt would also be subject to a Bail-In Conversion, unless they are non-viability contingent capital. The Bail-In Regulations become effective 180 days after the regulations are registered. These changes are not expected to have a material impact on the Bank’s cost of long-term unsecured funding.

In conjunction with the pre-publication of the Bail-In Regulations, OSFI issued draft guidelines on Total Loss Absorbing Capacity (TLAC), which will apply to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and

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meet all of the eligibility criteria under the guideline. The minimum TLAC requirements are proposed to be effective November 2021. The Bank does not anticipate any challenges in meeting the proposed TLAC requirements.

Over-The-Counter Derivatives Reform

Capital requirements for derivatives dealers are currently being considered by international regulators, while margin requirements for non-centrally cleared derivatives have already been adopted in a number of jurisdictions, including Canada, Europe, the United States, Hong Kong and Singapore. In March 2015, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions (IOSCO) published a framework establishing minimum standards for margin requirements for non-centrally cleared derivatives for financial firms and systemically important non-financial entities (“BCBS Framework”). On February 29, 2016, the Office of the Superintendent of Financial Institutions (“OSFI”) issued the final version of Guideline E-22 to implement the BCBS Framework for federally regulated financial institutions. The Guideline became effective on September 1, 2016 with compliance to be phased in over the next ensuing years in accordance with the BCBS Framework. These margin rules will, once fully implemented, require the exchange of variation margin and initial margin, both of which are designed to secure the performance of non-centrally cleared derivatives transactions between covered entities. The Bank became subject to variation margin rules beginning March 1, 2017, while initial margin rules will become effective no earlier than September 1, 2018 and no later than September 1, 2019. In February 2017, various regulatory authorities including the Board of Governors of the Federal Reserve System, the CFTC, the European Supervisory Authorities and OSFI issued guidance concerning the implementation of their variation margin rules, affirming the importance of timely effectiveness while recognizing the operational challenges of achieving market-wide participation, especially with respect to smaller counterparty relationships. On April 4, 2017, the CSA published proposed National Instrument 93-101: Derivatives: Business Conduct Rules. The proposed rules impose a business conduct standard on derivatives dealers and derivatives advisers when transacting in OTC derivatives with derivatives parties. The Bank is continuing with its efforts to meet all obligations imposed by the variation margin rules in accordance with the guidance received from OSFI and other relevant supervisory authorities, while a project has been initiated to prepare for the upcoming implementation of the initial margin rules.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). Canada’s automatic exchange of financial account information arrangements with jurisdictions, other than the U.S., has been implemented in accordance with the CRS and the implementation of the CRS legislation in Canada was effective July 1, 2017. The Bank meets all obligations imposed under the CRS, in accordance with local law, in Canada and all applicable jurisdictions in which it operates.

United Kingdom and European Regulatory Reform

On June 23, 2016, the United Kingdom (UK) held a referendum to decide on its membership in the European Union. The resulting vote was to leave the European Union. A formal notice of the UK Government’s intention to withdraw was provided to the European Council on March 29, 2017, triggering a two-year negotiation period during which the terms of the UK’s exit will be determined. Until those negotiations are concluded or the negotiation period expires, the UK will remain an EU Member State, subject to all EU legislation. There are a number of uncertainties in connection with the future of the UK and its relationship with the European Union. Until the terms and timing of the UK’s exit from the European Union are clearer, it is difficult to determine the potential longer term impact on the Bank. The UK’s exit from the European Union may result in significant changes in law, which may impact the Bank’s business, financial condition and results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the UK and elsewhere in Europe.

The Markets in Financial Instruments Directive II/Regulation (MiFID II/MiFIR) becomes effective January 2018 and will have a significant technological and procedural impact on certain of our businesses operating in the European Union, as well as certain businesses operating outside of the EU but which are subject to MiFID II/MIFIR. The new requirements contained within MiFIDII/MIFIR will result in changes to pre- and post-trade transparency, market structure, transaction reporting, algorithmic trading, research and business conduct rules. Unlike the current MiFID regime, which applies primarily to equities, MiFID II/MiFIR will also extend to fixed income and “equity-like” products.

Cybersecurity and privacy developments in Europe and the U.S.

The E.U. General Data Protection Regulation (“GDPR”) will apply from May 25, 2018. The GDPR replaces the current E.U. Data Protection Directive and is designed to harmonize data privacy laws across Europe. The GDPR changes data governance and protection requirements as well as disclosure requirements in respect of data breaches. The GDPR applies to organizations based outside of the European Union if they collect or process data of E.U. residents. The Bank continues to assess the impact of the GDPR and is taking steps to align privacy and data protection practices to comply with the new requirements.

The New York Department of Financial Services (NY DFS) cybersecurity requirements took effect on March 1, 2017. Entities subject to NY DFS requirements must maintain a cybersecurity program designed to protect the confidentiality, integrity and availability of its information systems. Subject to various phase-in dates over the next couple of years, each covered entity must meet various compliance requirements, including: conducting periodic risk assessments; implementing policies and procedures; and monitoring and testing, among others. The Bank of Nova Scotia, New York Agency, is subject to NY DFS requirements. By February 15, 2018, and annually thereafter, applicable entities must certify compliance with the requirements. The Bank is in compliance with existing NY DFS cybersecurity requirements and expects to comply with additional NYS DFS requirements by the applicable compliance dates.

Basel Committee on Banking Supervision

In March 2017, the Basel Committee on Banking Supervision (BCBS) issued the Pillar 3 disclosure requirements – consolidated and enhanced framework which builds on the revisions to the Pillar 3 disclosure published by the Committee in January 2015.

In March 2017, the BCBS also released its standard on the interim approach and transitional arrangements for the regulatory treatment of accounting provisions. In the standard, the BCBS clarified that it will retain its current treatment of provisions under both Standardized Approach and Advanced Internal Ratings Based frameworks during an interim period. Further, the BCBS allows local jurisdictions the option to choose whether to apply a transitional arrangement for the impact of IFRS 9 on regulatory capital. OSFI has not publicly issued its final guidance for the Canadian banks which will take effect from January 1, 2018. The Bank will assess the impact once OSFI’s guidance is issued.

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In April 2017, OSFI issued a guideline indicating that all domestic systemically important banks are expected to implement the Revised Pillar 3 disclosure requirements for the reporting period ending October 31, 2018. We are awaiting OSFI’s guideline on the implementation of the Pillar 3 disclosure requirements – consolidated and enhanced framework.

Regulatory developments relating to liquidity

The Net Stable Funding Ratio (NSFR) is expected to become a minimum standard in OSFI’s liquidity framework. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. OSFI has extended the implementation timeline of the NSFR to January 2019.

Related Party Transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

T55 Compensation of the Bank key management personnel

For the year ended October 31 ($ millions)	2017	2016
Salaries and cash incentives(1)	$17	$20
Equity-based payment(2)	25	24
Pension and other benefits(1)	3	3
Total	$45	$47

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 25 – Share-based payments for further details of these plans.

T56 Loans and deposits of key management personnel

Loans are currently granted to key management personnel at market terms and conditions.

As at October 31 ($ millions)	2017	2016
Loans	$6	$6
Deposits	$8	$11

The Bank’s committed credit exposure to companies controlled by directors totaled $145.2 million as at October 31, 2017 (October 31, 2016 –$99.5 million) while actual utilized accounts were $11.5 million (October 31, 2016 – $3.9 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T57 Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2017	2016
Net income / (loss)	$(46)	$(45)
Loans	703	788
Deposits	217	338
Guarantees and commitments	$114	$99

Scotiabank principal pension plan

The Bank manages assets of $3.0 billion (October 31, 2016 – $1.9 billion) which is a portion of the Scotiabank principal pension plan assets and earned $3.7 million (October 31, 2016 – $3.9 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit Committee (AC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in IFRS. The Bank has various procedures in place to ensure that related party information is identified and reported to the AC on a semi-annual basis. The AC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the AC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

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SUPPLEMENTARY DATA

Geographic Information

T58 Net income by geographic segment

	2017								2016								2015

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Other Inter- national	Total
Net interest income	$7,440	$460	$1,380	$1,287	$817	$710	$2,999	$15,093	$7,022	$479	$1,224	$1,231	$763	$674	$2,950	$14,343	$6,458	$472	$1,246	$1,077	$554	$677	$2,631	$13,115
Non-interest income	6,924	830	536	635	409	455	2,502	12,291	6,893	871	554	600	325	419	2,409	12,071	6,272	882	561	601	231	372	2,163	11,082
Provision for credit losses	906	(14)	193	329	145	337	353	2,249	876	112	225	315	113	320	401	2,362	728	6	260	266	108	246	268	1,882
Non-interest expenses	7,650	606	1,123	762	630	620	3,069	14,460	7,339	633	1,121	740	605	550	3,036	14,024	6,936	507	1,160	744	431	541	2,745	13,064
Income tax expense	1,066	147	125	225	77	71	506	2,217	1,235	155	69	201	45	89	497	2,291	1,038	267	27	195	24	84	401	2,036
Total	$4,742	$551	$475	$606	$374	$137	$1,573	$8,458	$4,465	$450	$363	$575	$325	$134	$1,425	$7,737	$4,028	$574	$360	$473	$222	$178	$1,380	$7,215
Corporate adjustments								(215)								(369)								(2)
Net Income								$8,243								$7,368								$7,213

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T59 Loans and acceptances by geography (1)

				Percentage mix

As at October 31 ($ billions)	2017	2016	2015	2017	2015
Canada
Atlantic provinces	$22.7	$26.7	$25.6	4.3%	5.4%
Quebec	29.0	29.7	28.5	5.5	6.0
Ontario	173.6	156.7	150.7	33.3	31.9
Manitoba and Saskatchewan	17.1	17.0	16.5	3.3	3.5
Alberta	51.9	50.8	49.6	9.9	10.5
British Columbia	55.6	47.6	44.5	10.7	9.4
	349.9	328.5	315.4	67.0	66.7
U.S.	36.9	38.5	30.2	7.1	6.4
Mexico	24.2	20.8	18.6	4.6	3.9
Peru	18.4	17.8	17.0	3.5	3.6
Chile	22.8	19.4	16.4	4.4	3.5
Colombia	9.4	9.3	8.7	1.8	1.8
Other International
Latin America	6.6	6.4	6.7	1.3%	1.4%
Europe	10.0	8.4	9.3	1.9	2.0
Caribbean and Central America	31.4	32.6	31.8	6.0	6.7
Asia and Other	12.6	15.0	19.0	2.4	4.0
	60.6	62.4	66.8	11.6	14.1
	$522.2	$496.7	$473.1	100.0%	100.0%
Total allowance for loan losses(2)	(4.3)	(4.6)	(4.2)
Total loans and acceptances net of allowance for loan losses	$517.9	$492.1	$468.9

(1)	Prior periods have been restated to reflect the current period presentation.
(2)	Total allowance includes a collective allowance on performing loans of $1,446 million in 2017 and $1,444 million in 2016. The increase reflects a $2 million reallocation from reserves against unfunded commitments and other off-balance sheet items.

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T60 Gross impaired loans by geographic segment

As at October 31 ($ millions)	2017(1)	2016(1)	2015(1)
Canada	$1,049	$1,258	$1,189
U.S.	140	210	11
Mexico	303	301	271
Peru	704	764	603
Chile	565	499	405
Colombia	462	381	356
Other International	1,642	1,981	1,823
Total	$4,865	$5,394	$4,658

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.

T61 Provision against impaired loans by geographic segment

For the fiscal years ($ millions)	2017	2016	2015
Canada	$906	$876	$727
U.S.	(14)	112	6
Mexico	193	224	260
Peru	329	317	265
Chile	145	112	108
Colombia	337	320	247
Other International	353	401	269
Total	$2,249	$2,362	$1,882

T62 Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other		2016 Total
							2017 Total
Asia
China	$1,683	$1,186	$596	$99	$747	$56	$4,367	$5,205
India	2,185	57	–	–	–	12	2,254	1,893
Thailand	149	6	516	–	2,789	1	3,461	3,249
South Korea	901	58	–	–	–	9	968	1,564
Hong Kong	1,250	72	124	–	–	19	1,465	1,736
Malaysia	275	–	–	–	303	4	582	1,108
Japan	477	35	179	4,317	–	6	5,014	1,756
Others(2)	1,052	180	118	–	–	21	1,371	1,673
Total	$7,972	$1,594	$1,533	$4,416	$3,839	$128	$19,482	$18,184
Latin America
Chile	$3,075	$959	$628	$191	$3,452	$40	$8,345	$6,314
Mexico	2,945	187	–	141	3,544	84	6,901	6,464
Brazil	3,540	1,022	–	15	223	517	5,317	5,198
Peru	2,264	73	–	199	4,518	26	7,080	6,760
Colombia	1,308	226	–	10	1,431	7	2,982	2,940
Others(3)	115	12	–	–	551	–	678	632
Total	$13,247	$2,479	$628	$556	$13,719	$674	$31,303	$28,308
Caribbean and Central America
Panama	$3,907	$99	$35	$–	$288	$–	$4,329	$4,495
Costa Rica	1,272	184	–	–	1,084	–	2,540	2,767
El Salvador	579	32	–	–	659	–	1,270	1,460
Dominican Republic	1,151	55	16	–	–	–	1,222	1,113
Jamaica	18	1	–	–	766	–	785	743
Others(4)	1,508	115	1	–	406	–	2,030	2,183
Total	$8,435	$486	$52	$–	$3,203	$–	$12,176	$12,761
As at October 31, 2017	$29,654	$4,559	$2,213	$4,972	$20,761	$802	$62,961
As at October 31, 2016	$30,589	$4,150	$1,293	$2,179	$19,655	$1,387	$59,253

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.
(2)	Includes Indonesia, Macau, Singapore, Vietnam, Taiwan and Turkey.
(3)	Includes Venezuela and Uruguay
(4)	Includes other English and Spanish Caribbean countries, such as Bahamas, Barbados, British Virgin Islands, Trinidad & Tobago, Turks & Caicos.

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Credit Risk

T63 Loans and acceptances by type of borrower

	2017

As at October 31 ($ billions)	Balance	% of total	2016	2015
Residential mortgages	$236.9	45.3%	$222.9	$217.5
Personal loans and credit cards	103.3	19.8	99.5	91.5
Personal	$340.2	65.1%	$322.4	$309.0
Financial services
Non-bank	$20.5	3.9%	$16.1	$14.3
Bank(1)	3.8	0.7	3.7	6.7
Wholesale and retail	21.1	4.0	22.1	21.5
Real estate and construction	24.6	4.7	22.6	19.5
Energy	15.5	3.0	15.6	16.5
Transportation	8.2	1.6	9.0	9.1
Automotive	13.0	2.5	11.5	10.4
Agriculture	10.2	2.0	8.8	8.1
Hospitality and leisure	3.5	0.7	3.5	3.6
Mining	4.9	0.9	5.4	4.5
Metals refinery and processing	2.6	0.5	2.5	2.8
Utilities	8.1	1.6	7.8	5.8
Health care	5.6	1.1	5.2	5.0
Technology and media	9.6	1.8	11.8	9.1
Chemical	1.1	0.2	1.6	2.0
Food and beverage	6.3	1.2	4.9	4.9
Forest products	1.7	0.3	2.5	1.7
Other(2)	17.0	3.3	14.7	13.6
Sovereign(3)	4.7	0.9	5.0	5.0
Business and government	$182.0	34.9%	$174.3	$164.1
	$522.2	100.0%	$496.7	$473.1
Total allowance for loan losses	(4.3)		(4.6)	(4.2)
Total loans and acceptances net of allowance for loan losses	$517.9		$492.1	$468.9

(1)	Deposit taking institutions and securities firms.
(2)	Other related to $3.5 in financing products, $2.2 in services and $2.3 in wealth management (2016 – $3.2, $2.4, and $2.0 respectively).
(3)	Includes central banks, regional and local governments, and supra-national agencies.

T64 Off-balance sheet credit instruments

As at October 31 ($ billions)	2017	2016	2015
Commitments to extend credit(1)	$185.7	$174.2	$166.4
Standby letters of credit and letters of guarantee	35.5	34.5	30.9
Securities lending, securities purchase commitments and other	42.0	40.0	42.8
Total	$263.2	$248.7	$240.1

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

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T65 Changes in net impaired loans(1)

For the fiscal years ($ millions)	2017	2016	2015
Gross impaired loans
Balance at beginning of year	$5,394	$4,658	$4,200
Net additions
New additions	4,297	4,684	3,763
Declassifications	(42)	(24)	(13)
Payments	(1,427)	(1,344)	(1,254)
Sales	(50)	(95)	(11)
	2,778	3,221	2,485
Write-offs
Residential mortgages	(170)	(201)	(109)
Personal loans	(1,478)	(1,279)	(1,310)
Credit cards	(1,024)	(671)	(490)
Business and government	(501)	(428)	(319)
	(3,173)	(2,579)	(2,228)
Foreign exchange and other	(134)	94	201
Balance at end of year	$4,865	$5,394	$4,658
Allowance for credit losses on impaired loans
Balance at beginning of year	$2,948	$2,573	$2,198
Provision for credit losses	2,249	2,362	1,916
Write-offs	(3,173)	(2,579)	(2,228)
Recoveries
Residential mortgages	70	20	35
Personal loans	252	305	260
Credit cards	303	217	82
Business and government	55	40	52
	680	582	429
Foreign exchange and other	(82)	10	258
Balance at end of year	$2,622	$2,948	$2,573
Net impaired loans
Balance at beginning of year	$2,446	$2,085	$2,002
Net change in gross impaired loans	(529)	736	458
Net change in allowance for credit losses on impaired loans	326	(375)	(375)
Balance at end of year	$2,243	$2,446	$2,085

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.

T66 Provision for credit losses

For the fiscal years ($ millions)	2017	2016	2015
Gross provisions	$3,057	$3,072	$2,435
Reversals	(128)	(110)	(68)
Recoveries	(680)	(600)	(485)
Net provisions for credit losses on impaired loans	2,249	2,362	1,882
Collective provision (reversals) on performing loans	–	50	60
Total net provisions for credit losses	$2,249	$2,412	$1,942

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T67 Provision for credit losses against impaired loans by type of borrower

For the fiscal years ($ millions)	2017	2016	2015
Residential mortgages	$61	$100	$118
Personal loans and credit cards	1,886	1,677	1,526
Personal	$1,947	$1,777	$1,644
Financial services
Non-bank	10	(1)	(1)
Bank	1	2	(1)
Wholesale and retail	63	61	62
Real estate and construction	62	34	30
Energy	(8)	290	48
Transportation	20	45	23
Automotive	8	28	9
Agriculture	14	14	12
Hospitality and leisure	14	25	1
Mining	2	6	7
Metals refinery and processing	46	11	4
Utilities	12	20	–
Health care	7	9	9
Technology and media	(1)	14	4
Chemical	(1)	(7)	4
Food and beverage	18	6	16
Forest products	3	1	4
Other	31	23	6
Sovereign	1	4	1
Business and government	$302	$585	$238
Total provisions against impaired loans	$2,249	$2,362	$1,882

T68 Impaired loans by type of borrower

	2017(1)			2016(1)

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$1,445	$326	$1,119	$1,608	$458	$1,150
Personal loans and credit cards	1,610	1,583	27	1,622	1,596	26
Personal	$3,055	$1,909	$1,146	$3,230	$2,054	$1,176
Financial services
Non-bank	31	20	11	23	8	15
Bank	2	2	–	2	2	–
Wholesale and retail	242	132	110	290	193	97
Real estate and construction	257	115	142	234	105	129
Energy	265	77	188	324	89	235
Transportation	181	73	108	214	84	130
Automotive	20	7	13	70	38	32
Agriculture	55	30	25	75	37	38
Hospitality and leisure	41	7	34	83	27	56
Mining	11	5	6	14	6	8
Metals refinery and processing	107	27	80	159	25	134
Utilities	280	61	219	252	53	199
Health care	52	26	26	49	29	20
Technology and media	7	5	2	32	28	4
Chemical	4	3	1	15	6	9
Food and beverage	95	35	60	110	44	66
Forest products	22	8	14	23	6	17
Other	123	74	49	150	108	42
Sovereign	15	6	9	45	6	39
Business and government	$1,810	$713	$1,097	$2,164	$894	$1,270
Total	$4,865	$2,622	$2,243	$5,394	$2,948	$2,446

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.

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T69 Total credit risk exposures by geography(1)(2)

	2017					2016

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$95,801	$37,900	$40,926	$327,597	$502,224	$468,923
U.S.	88,623	31,008	37,755	–	157,386	143,808
Mexico	17,389	1,152	2,535	9,452	30,528	26,873
Peru	15,873	1,551	3,415	7,894	28,733	28,328
Chile	12,004	754	1,756	12,676	27,190	23,510
Colombia	4,782	150	337	5,590	10,859	10,943
Other International
Europe	25,216	6,586	11,228	–	43,030	41,525
Caribbean and Central America	18,554	1,554	1,299	17,951	39,358	41,168
Latin America (other)	7,489	542	299	705	9,035	8,908
Other	23,551	3,696	2,823	–	30,070	30,929
Total	$309,282	$84,893	$102,373	$381,865	$878,413	$824,915
As at October 31, 2016	$290,566	$76,745	$102,061	$355,543	$824,915

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T70 AIRB credit risk exposures by maturity(1)(2)

	2017				2016

Residual maturity as at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$134,454	$23,128	$55,542	$213,124	$195,369
One to 5 years	105,995	54,653	31,439	192,087	188,751
Over 5 years	9,596	1,561	12,060	23,217	18,880
Total non-retail	$250,045	$79,342	$99,041	$428,428	$403,000
Retail
Less than 1 year	$34,389	$16,656	$–	$51,045	$44,215
One to 5 years	178,940	–	–	178,940	167,999
Over 5 years	16,299	–	–	16,299	20,243
Revolving credits(4)	38,582	27,445	–	66,027	58,285
Total retail	$268,210	$44,101	$–	$312,311	$290,742
Total	$518,255	$123,443	$99,041	$740,739	$693,742
As at October 31, 2016	$487,326	$107,470	$98,946	$693,742

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T71 Total credit risk exposures and risk-weighted assets

	2017						2016

	AIRB		Standardized(1)		Total		Total

As at October 31 ($ millions)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)
Non-retail
Corporate
Drawn	$132,648	$66,098	$50,614	$48,524	$183,262	$114,622	$175,784	$117,178
Undrawn	75,962	29,324	5,252	5,149	81,214	34,473	73,711	34,499
Other(4)	40,892	12,224	3,298	3,207	44,190	15,431	39,943	16,356
	249,502	107,646	59,164	56,880	308,666	164,526	289,438	168,033
Bank
Drawn	19,734	4,070	2,489	2,045	22,223	6,115	26,022	6,567
Undrawn	2,560	383	96	94	2,656	477	1,982	368
Other(4)	9,098	1,594	34	29	9,132	1,623	13,175	2,567
	31,392	6,047	2,619	2,168	34,011	8,215	41,179	9,502
Sovereign
Drawn	97,663	3,524	6,134	1,141	103,797	4,665	88,760	5,161
Undrawn	820	101	203	198	1,023	299	1,052	119
Other(4)	977	26	–	–	977	26	497	12
	99,460	3,651	6,337	1,339	105,797	4,990	90,309	5,292
Total Non-retail
Drawn	250,045	73,692	59,237	51,710	309,282	125,402	290,566	128,906
Undrawn	79,342	29,808	5,551	5,441	84,893	35,249	76,745	34,986
Other(4)	50,967	13,844	3,332	3,236	54,299	17,080	53,615	18,935
	$380,354	$117,344	$68,120	$60,387	$448,474	$177,731	$420,926	$182,827
Retail
Retail residential mortgages
Drawn	$200,618	$15,011	$34,002	$15,013	$234,620	$30,024	$220,917	$25,028
	200,618	15,011	34,002	15,013	234,620	30,024	220,917	25,028
Secured lines of credit
Drawn	20,281	3,351	–	–	20,281	3,351	19,233	4,497
Undrawn	15,356	917	–	–	15,356	917	14,587	1,359
	35,637	4,268	–	–	35,637	4,268	33,820	5,856
Qualifying retail revolving exposures
Drawn	16,939	9,676	–	–	16,939	9,676	16,717	9,463
Undrawn	27,445	3,291	–	–	27,445	3,291	21,108	2,656
	44,384	12,967	–	–	44,384	12,967	37,825	12,119
Other retail
Drawn	30,372	14,014	35,552	26,304	65,924	40,318	62,182	38,006
Undrawn	1,300	311	–	–	1,300	311	799	203
	31,672	14,325	35,552	26,304	67,224	40,629	62,981	38,209
Total retail
Drawn	268,210	42,052	69,554	41,317	337,764	83,369	319,049	76,994
Undrawn	44,101	4,519	–	–	44,101	4,519	36,494	4,218
	$312,311	$46,571	$69,554	$41,317	$381,865	$87,888	$355,543	$81,212
Securitization exposures	23,591	2,529	–	–	23,591	2,529	25,025	2,613
Trading derivatives	24,483	7,147	–	–	24,483	7,147	23,421	6,599
CVA derivatives	–	–	–	2,988	–	2,988	–	4,165
Subtotal	$740,739	$173,591	$137,674	$104,692	$878,413	$278,283	$824,915	$277,416
Equities	1,281	1,188	–	–	1,281	1,188	2,042	2,042
Other assets	–	–	50,631	25,201	50,631	25,201	49,829	24,659
Total credit risk, before scaling factor	$742,020	$174,779	$188,305	$129,893	$930,325	$304,672	$876,786	$304,117
Add-on for 6% scaling factor(5)	–	10,487	–	–	–	10,487	–	10,705
Total credit risk	$742,020	$185,266	$188,305	$129,893	$930,325	$315,159	$876,786	$314,822

(1)	Net of specific allowances for credit losses.
(2)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(3)	As at October 31, 2017, CVA risk-weighted assets were calculated using scalars of 0.72, 0.77, and 0.81 for the CET1, Tier 1 and Total capital ratios, respectively (scalars of 0.64, 0.71, and 0.77 in 2016).
(4)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(5)	Basel Committee imposed a scaling factor (6%) on risk-weighted assets for Internal Ratings-Based credit risk portfolios.

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Revenues and Expenses

T72 Volume/rate analysis of change in net interest income

	Increase (decrease) due to change in: 2017 versus 2016			Increase (decrease) due to change in: 2016 versus 2015
	Average	Average	Net	Average	Average	Net
($ millions)	volume	rate	change	volume	rate	change
Net interest income
Total earning assets	$785	$1,152	$1,937	$1,859	$13	$1,872
Total interest-bearing liabilities	29	1,165	1,194	515	157	672
Change in net interest income	$756	$(13)	$743	$1,344	$(144)	$1,200
Assets

Deposits with banks	$(85)	$213	$128	$(14)	$116	$102
Trading assets	–	(28)	(28)	(7)	(6)	(13)
Securities purchased under resale agreements	(5)	129	124	–	(4)	(4)
Investment securities	109	85	194	407	(79)	328
Loans:
Residential mortgages	326	(327)	(1)	147	(311)	(164)
Personal loans and credit cards	315	207	522	701	44	745
Business and government	125	873	998	625	253	878
Total loans	766	753	1,519	1,473	(14)	1,459
Total earning assets	$785	$1,152	$1,937	$1,859	$13	$1,872

Liabilities

Deposits:
Personal	$106	$156	$262	$174	$(95)	$79
Business and government	(101)	937	836	151	359	510
Banks	(7)	82	75	47	79	126
Total deposits	(2)	1,175	1,173	372	343	715
Obligations related to securities sold under repurchase agreements	6	13	19	22	(64)	(42)
Subordinated debentures	(12)	6	(6)	62	(17)	45
Other interest-bearing liabilities	37	(29)	8	59	(105)	(46)
Total interest-bearing liabilities	$29	$1,165	$1,194	$515	$157	$672

T73 Provision for income taxes

For the fiscal years ($ millions)	2017	2016	2015	2017 versus 2016
Income taxes
Income tax expense	$2,033	$2,030	$1,853	–%

Other taxes
Payroll taxes	380	347	329	10
Business and capital taxes	423	403	361	5
Harmonized sales tax and other	412	363	310	13
Total other taxes	1,215	1,113	1,000	9
Total income and other taxes(1)	$3,248	$3,143	$2,853	3%
Net income before income taxes	$10,276	$9,398	$9,066	9%
Effective income tax rate (%)	19.8	21.6	20.4	(1.8)
Total tax rate (%)(2)	28.3	29.9	28.3	(1.6)

(1)	Comprising $1,758 of Canadian taxes (2016 – $1,742; 2015 – $1,849) and $1,490 of foreign taxes (2016 – $1,401; 2015 – $1,004).
(2)	Total income and other taxes as a percentage of net income before income and other taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T74 Assets under administration and management

($ billions)	2017	2016	2015
Assets under administration
Personal
Retail brokerage	$151.7	$163.5	$155.9
Investment management and trust	107.0	106.4	100.2
	258.7	269.9	256.1
Mutual funds	148.3	139.2	130.7
Institutional	63.2	63.7	67.1
Total	$470.2	$472.8	$453.9

Assets under management
Personal	$51.8	$47.9	$43.0
Mutual funds	134.0	125.1	117.7
Institutional	20.9	19.7	18.3
Total	$206.7	$192.7	$179.0

T75 Changes in assets under administration and management

As at October 31 ($ billions)	2017	2016	2015
Assets under administration
Balance at beginning of year	$472.8	$453.9	$427.5
Net inflows (outflows)(1)	(33.6)	4.3	14.3
Impact of market changes, including foreign currency translation	31.0	14.6	12.1
Balance at end of year	$470.2	$472.8	$453.9

(1)	Includes impact of business acquisitions/dispositions of $(33.5) (2016 – nil; 2015 – nil).

As at October 31 ($ billions)	2017	2016	2015
Assets under management
Balance at beginning of year	$192.7	$179.0	$164.8
Net inflows (outflows)(1)	3.6	6.6	8.2
Impact of market changes, including foreign currency translation	10.4	7.1	6.0
Balance at end of year	$206.7	$192.7	$179.0

(1)	Includes impact of business acquisitions/dispositions of $(4.3) (2016 – nil; 2015 – nil).

T76 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2017	2016	2015
Audit services	$28.5	$26.1	$25.5
Audit-related services	0.8	0.7	0.9
Tax services outside of the audit scope	–	–	–
Other non-audit services	0.4	0.4	0.4
Total	$29.7	$27.2	$26.8

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Selected Quarterly Information

T77 Selected quarterly information

	2017				2016

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	3,831	3,833	3,728	3,643	3,653	3,602	3,518	3,519
Non-interest income	2,981	3,061	2,853	3,225	3,098	3,038	3,076	2,846
Total revenue	6,812	6,894	6,581	6,868	6,751	6,640	6,594	6,365
Provision for credit losses	536	573	587	553	550	571	752	539
Non-interest expenses	3,668	3,672	3,601	3,689	3,650	3,505	3,817	3,568
Income tax expense	538	546	332	617	540	605	441	444
Net income	2,070	2,103	2,061	2,009	2,011	1,959	1,584	1,814
Net income attributable to common shareholders	1,986	2,016	1,965	1,909	1,908	1,860	1,489	1,730
Operating performance
Basic earnings per share ($)	1.66	1.68	1.63	1.58	1.58	1.55	1.24	1.44
Diluted earnings per share ($)	1.64	1.66	1.62	1.57	1.57	1.54	1.23	1.43
Adjusted diluted earnings per share ($)(1)	1.65	1.68	1.63	1.58	1.58	1.55	1.48	1.44
Return on equity (%)	14.5	14.8	14.9	14.3	14.7	14.8	12.1	13.8
Productivity ratio (%)	53.8	53.3	54.7	53.7	54.1	52.8	57.9	56.1
Core banking margin (%)(1)	2.44	2.46	2.54	2.40	2.40	2.38	2.38	2.38
Financial position information ($ billions)
Cash and deposits with financial institutions	59.7	57.8	50.9	48.4	46.3	69.8	61.2	75.3
Trading assets	98.5	105.1	111.8	106.5	108.6	103.9	101.4	104.3
Loans	504.4	498.6	496.3	477.4	480.2	472.8	466.8	476.6
Total assets	915.3	906.3	921.6	887.0	896.3	906.8	895.0	919.6
Deposits	625.4	618.1	628.2	604.7	611.9	631.3	609.3	630.9
Common equity	55.5	53.4	55.1	53.0	52.7	50.8	48.9	50.9
Preferred shares and other equity instruments	4.6	3.0	3.0	3.2	3.6	3.1	3.4	3.3
Assets under administration	470.2	481.1	494.2	469.6	472.8	464.9	453.5	452.6
Assets under management	206.7	201.3	205.0	194.0	192.7	187.9	179.4	179.0
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.5	11.3	11.3	11.3	11.0	10.5	10.1	10.1
Tier 1 capital ratio (%)	13.1	12.6	12.5	12.6	12.4	11.8	11.4	11.2
Total capital ratio (%)	14.9	14.8	14.7	14.8	14.6	14.1	13.6	13.4
Leverage ratio (%)	4.7	4.4	4.4	4.5	4.5	4.2	4.1	4.0
CET1 risk-weighted assets ($ billions)(2)	376.4	365.4	374.9	359.6	364.0	357.7	356.9	374.5
Liquidity coverage ratio (LCR)(%)	125	125	126	132	127	125	121	124
Credit quality
Net impaired loans ($ millions)(3)	2,243	2,273	2,510	2,416	2,446	2,491	2,347	2,335
Allowance for credit losses ($ millions)	4,327	4,290	4,591	4,508	4,626	4,542	4,402	4,354
Net impaired loans as a % of loans and acceptances(3)	0.43	0.44	0.49	0.49	0.49	0.51	0.49	0.48
Provision for credit losses as a % of average net loans and acceptances (annualized)	0.42	0.45	0.49	0.45	0.45	0.47	0.64	0.45
Common share information
Closing share price ($) (TSX)	83.28	77.67	75.88	77.76	72.08	66.33	65.80	57.39
Shares outstanding (millions)
Average – Basic	1,198	1,200	1,206	1,209	1,206	1,203	1,203	1,203
Average – Diluted	1,215	1,219	1,223	1,229	1,226	1,222	1,228	1,225
End of period	1,199	1,198	1,202	1,208	1,208	1,205	1,203	1,203
Dividends paid per share ($)	0.79	0.76	0.76	0.74	0.74	0.72	0.72	0.70
Dividend yield (%)(4)	4.0	4.0	3.9	4.0	4.3	4.5	4.9	4.9
Market capitalization ($ billions) (TSX)	99.9	93.1	91.2	94.0	87.1	79.9	79.1	69.0
Book value per common share ($)	46.24	44.54	45.86	43.87	43.59	42.14	40.70	42.32
Market value to book value multiple	1.8	1.7	1.7	1.8	1.7	1.6	1.6	1.4
Price to earnings multiple (trailing 4 quarters)	12.7	12.0	12.0	13.1	12.4	11.7	11.8	9.9

(1)	Refer to page 14 for a discussion of non-GAAP measures.
(2)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.72, 0.77 and 0.81 to compute CET1, Tier 1 and Total capital ratios, respectively in 2017.
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share price for the period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Eleven-Year Statistical Review

T78 Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2017	2016	2015	2014	2013	2012	2011
Assets
Cash and deposits with financial institutions	$59,663	$46,344	$73,927	$56,730	$53,338	$47,337	$38,723
Precious metals	5,717	8,442	10,550	7,286	8,880	12,387	9,249
Trading assets
Securities	78,652	87,287	78,380	95,363	84,196	74,639	62,192
Loans	17,312	19,421	18,341	14,508	11,225	12,857	13,607
Other	2,500	1,853	2,419	3,377	1,068	100	–
	98,464	108,561	99,140	113,248	96,489	87,596	75,799
Financial instruments designated at fair value through profit or loss	13	221	320	111	106	197	375
Securities purchased under resale agreements and securities borrowed	95,319	92,129	87,312	93,866	82,533	66,189	47,181
Derivative financial instruments	35,364	41,657	41,003	33,439	24,503	30,338	37,322
Investment securities	69,269	72,919	43,216	38,662	34,319	33,376	30,176
Loans
Residential mortgages	236,916	222,888	217,498	212,648	209,865	175,630	161,685
Personal and credit cards	103,331	99,502	91,477	84,204	76,008	68,277	63,317
Business and government	168,449	162,400	153,850	131,098	119,615	111,648	96,743
	508,696	484,790	462,825	427,950	405,488	355,555	321,745
Allowance for credit losses	4,327	4,626	4,197	3,641	3,273	2,977	2,689
	504,369	480,164	458,628	424,309	402,215	352,578	319,056
Other
Customers’ liability under acceptances	13,560	11,978	10,296	9,876	10,556	8,932	8,172
Property and equipment	2,381	2,520	2,286	2,272	2,214	2,218	2,504
Investments in associates	4,586	4,299	4,033	3,461	5,326	4,791	4,434
Goodwill and other intangible assets	12,106	12,141	11,449	10,884	10,704	8,692	7,639
Deferred tax assets	1,713	2,021	2,034	1,763	1,938	2,273	2,214
Other assets	12,749	12,870	12,303	9,759	10,523	11,321	11,579
	47,095	45,829	42,401	38,015	41,261	38,227	36,542
	$915,273	$896,266	$856,497	$805,666	$743,644	$668,225	$594,423
Liabilities
Deposits
Personal	$200,030	$199,302	$190,044	$175,163	$171,048	$138,051	$133,025
Business and government	384,988	372,303	375,144	342,367	313,820	293,460	262,833
Financial institutions	40,349	40,272	35,731	36,487	33,019	34,178	25,376
	625,367	611,877	600,919	554,017	517,887	465,689	421,234
Financial instruments designated at fair value through profit or loss	4,663	1,459	1,486	465	174	157	101
Other
Acceptances	13,560	11,978	10,296	9,876	10,556	8,932	8,172
Obligations related to securities sold short	30,766	23,312	20,212	27,050	24,977	18,622	15,450
Derivative financial instruments	34,200	42,387	45,270	36,438	29,267	35,323	40,236
Obligations related to securities sold under repurchase agreements and securities lent	95,843	97,083	77,015	88,953	77,508	56,968	38,216
Subordinated debentures	5,935	7,633	6,182	4,871	5,841	10,143	6,923
Capital instruments	–	–	–	–	–	–	2,003
Other liabilities	43,314	42,716	41,638	34,785	32,047	32,726	29,848
	223,618	225,109	200,613	201,973	180,196	162,714	140,848
	853,648	838,445	803,018	756,455	698,257	628,560	562,183
Equity
Common equity
Common shares	15,644	15,513	15,141	15,231	14,516	13,139	8,336
Retained earnings	38,117	34,752	31,316	28,609	25,068	21,775	18,421
Accumulated other comprehensive income (loss)	1,577	2,240	2,455	949	388	(745)	(497)
Other reserves	116	152	173	176	193	166	96
Total common equity	55,454	52,657	49,085	44,965	40,165	34,335	26,356
Preferred shares and other equity instruments	4,579	3,594	2,934	2,934	4,084	4,384	4,384
Total equity attributable to equity holders of the Bank	60,033	56,251	52,019	47,899	44,249	38,719	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	1,592	1,570	1,460	1,312	1,138	946	626
Capital instrument equity holders	–	–	–	–	–	–	874
Total equity	61,625	57,821	53,479	49,211	45,387	39,665	32,240
	$915,273	$896,266	$856,497	$805,666	$743,644	$668,225	$594,423

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T79 Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2017	2016	2015	2014	2013	2012	2011
Revenue
Interest income
Loans	$21,719	$20,419	$18,912	$18,176	$17,359	$15,606	$14,373
Securities	1,403	1,237	922	921	1,000	1,045	986
Securities purchased under resale agreements and securities borrowed	283	158	161	180	190	221	221
Deposits with financial institutions	522	394	292	263	279	287	275
	23,927	22,208	20,287	19,540	18,828	17,159	15,855
Interest expense
Deposits	7,878	6,793	6,070	6,173	6,397	6,117	5,589
Subordinated debentures	226	232	187	204	339	381	369
Capital instruments	–	–	–	–	–	–	138
Other	788	891	938	858	742	691	745
	8,892	7,916	7,195	7,235	7,478	7,189	6,841
Net interest income	15,035	14,292	13,092	12,305	11,350	9,970	9,014
Non-interest income	12,120	12,058	10,957	11,299	9,949	9,676	8,296
Total revenue	27,155	26,350	24,049	23,604	21,299	19,646	17,310
Provision for credit losses	2,249	2,412	1,942	1,703	1,288	1,252	1,076
Non-interest expenses	14,630	14,540	13,041	12,601	11,664	10,436	9,481
Income before taxes	10,276	9,398	9,066	9,300	8,347	7,958	6,753
Income tax expense	2,033	2,030	1,853	2,002	1,737	1,568	1,423
Net income	$8,243	$7,368	$7,213	$7,298	$6,610	$6,390	$5,330
Net income attributable to non-controlling interests	$238	$251	$199	$227	$231	$196	$149
Non-controlling interests in subsidiaries	238	251	199	227	231	196	91
Capital instrument equity holders	–	–	–	–	–	–	58
Net income attributable to equity holders of the Bank	$8,005	$7,117	$7,014	$7,071	$6,379	$6,194	$5,181
Preferred shareholders and other equity instrument holders	129	130	117	155	217	220	216
Common shareholders	$7,876	$6,987	$6,897	$6,916	$6,162	$5,974	$4,965
Earnings per common share (in dollars)
Basic	$6.55	$5.80	$5.70	$5.69	$5.15	$5.27	$4.63
Diluted	$6.49	$5.77	$5.67	$5.66	$5.11	$5.18	$4.53
Dividends per common share (in dollars)	$3.05	$2.88	$2.72	$2.56	$2.39	$2.19	$2.05

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T80A Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009	2008	2007
Assets
Cash resources	$46,027	$43,278	$37,318	$29,195
Securities
Trading	64,684	58,067	48,292	59,685
Available-for-sale	47,228	55,699	38,823	28,426
Equity accounted investments	4,651	3,528	920	724
	116,563	117,294	88,035	88,835
Securities purchased under resale agreements	27,920	17,773	19,451	22,542
Loans
Residential mortgages	120,482	101,604	115,084	102,154
Personal and credit cards	62,548	61,048	50,719	41,734
Business and government	103,981	106,520	125,503	85,500
	287,011	269,172	291,306	229,388
Allowance for credit losses	2,787	2,870	2,626	2,241
	284,224	266,302	288,680	227,147
Other
Customers’ liability under acceptances	7,616	9,583	11,969	11,538
Derivative instruments	26,852	25,992	44,810	21,960
Land, buildings and equipment	2,450	2,372	2,449	2,061
Other assets	15,005	13,922	14,913	8,232
	51,923	51,869	74,141	43,791
	$526,657	$496,516	$507,625	$411,510
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762	$118,919	$100,823
Business and government	210,687	203,594	200,566	161,229
Banks	22,113	23,063	27,095	26,406
	361,650	350,419	346,580	288,458
Other
Acceptances	7,616	9,583	11,969	11,538
Obligations related to securities sold under repurchase agreements	40,286	36,568	36,506	28,137
Obligations related to securities sold short	21,519	14,688	11,700	16,039
Derivative instruments	31,990	28,806	42,811	24,689
Other liabilities	28,947	24,682	31,063	21,138
	130,358	114,327	134,049	101,541

Subordinated debentures	5,939	5,944	4,352	1,710
Capital instrument liabilities	500	500	500	500
Shareholders’ equity
Preferred shares	3,975	3,710	2,860	1,635
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946	3,829	3,566
Retained earnings	21,932	19,916	18,549	17,460
Accumulated other comprehensive income (loss)	(4,051)	(3,800)	(3,596)	(3,857)
Total common shareholders’ equity	23,656	21,062	18,782	17,169
Total equity attributable to equity holders of the Bank	27,631	24,772	21,642	18,804
Non-controlling interests	579	554	502	497
Total shareholders’ equity	28,210	25,326	22,144	19,301
	$526,657	$496,516	$507,625	$411,510

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T81A Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009	2008	2007
Interest income
Loans	$12,171	$13,973	$15,832	$13,985
Securities	4,227	4,090	4,615	4,680
Securities purchased under resale agreements	201	390	786	1,258
Deposits with banks	292	482	1,083	1,112
	16,891	18,935	22,316	21,035
Interest expense
Deposits	6,768	8,339	12,131	10,850
Subordinated debentures	289	285	166	116
Capital instrument liabilities	37	37	37	53
Other	1,176	1,946	2,408	2,918
	8,270	10,607	14,742	13,937
Net interest income	8,621	8,328	7,574	7,098
Provision for credit losses	1,239	1,744	630	270
Net interest income after provision for credit losses	7,382	6,584	6,944	6,828
Other income	6,884	6,129	4,302	5,392
Net interest and other income	14,266	12,713	11,246	12,220
Non-interest expenses
Salaries and employee benefits	4,647	4,344	4,109	3,983
Other	3,535	3,575	3,187	3,011
	8,182	7,919	7,296	6,994
Income before income taxes	6,084	4,794	3,950	5,226
Provision for income taxes	1,745	1,133	691	1,063
Net income	$4,339	$3,661	$3,259	$4,163
Net income attributable to non-controlling interests	$100	$114	$119	$118
Net income attributable to equity holders of the Bank	4,239	3,547	3,140	4,045
Preferred shareholders	201	186	107	51
Common shareholders	$4,038	$3,361	$3,033	$3,994
Average number of common shares outstanding (millions)
Basic	1,032	1,013	987	989
Diluted	1,034	1,016	993	997
Earnings per common share (in dollars)(1)
Basic	$3.91	$3.32	$3.07	$4.04
Diluted	$3.91	$3.31	$3.05	$4.01
Dividends per common share (in dollars)	$1.96	$1.96	$1.92	$1.74

(1)	The calculation of earnings per share is based on full dollar and share amounts.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T82 Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31 ($ millions)	2017	2016	2015		2014	2013	2012	2011
Common shares
Balance at beginning of year	$15,513	$15,141	$15,231		$14,516	$13,139	$8,336	$5,750
Issued	313	391	104		771	1,377	4,803	2,586
Purchased for cancellation	(182)	(19)	(194)		(56)	–	–	–
Balance at end of year	$15,644	$15,513	$15,141		$15,231	$14,516	$13,139	$8,336
Retained earnings
Balance at beginning of year	34,752	31,316	28,609		25,315	21,978	18,421	21,932
IFRS adjustment	–	–	–		(247)	(203)	(144)	(6,248)
Restated balances	34,752	31,316	28,609		25,068	21,775	18,277	15,684
Adjustments	–	–	–		–	–	–	–
Net income attributable to common shareholders of the Bank(2)	7,876	6,987	6,897		6,916	6,162	5,974	4,965
Dividends: Preferred(3)	–	–	–		–	–	–	–
Common	(3,668)	(3,468)	(3,289)		(3,110)	(2,858)	(2,493)	(2,200)
Purchase of shares for cancellation and premium on redemption	(827)	(61)	(761)		(264)	–	–	–
Other	(16)	(22)	(140	)(4)	(1)	(11)	17	(28)
Balance at end of year	$38,117	$34,752	$31,316		$28,609	$25,068	$21,775	$18,421
Accumulated other comprehensive income (loss)
Balance at beginning of year	2,240	2,455	949		545	(31)	(497)	(4,051)
IFRS adjustment	–	–	–		(157)	(714)	32	4,320
Restated balances	2,240	2,455	949		388	(745)	(465)	269
Cumulative effect of adopting new accounting policies	–	–	(5	)(5)	–	–	–	–
Other comprehensive income (loss)	(663)	(215)	1,511		561	1,133	(280)	(766)
Balance at end of year	$1,577	$2,240	$2,455		$949	$388	$(745)	$(497)
Other reserves(7)
Balance at beginning of year	152	173	176		193	166	96	25
Share-based payments	8	7	14		30	36	38	46
Other	(44)	(28)	(17)		(47)	(9)	32	25
Balance at end of year	$116	$152	$173		$176	$193	$166	$96
Total common equity	$55,454	$52,657	$49,085		$44,965	$40,165	$34,335	$26,356
Preferred shares and other equity instruments
Balance at beginning of year	3,594	2,934	2,934		4,084	4,384	4,384	3,975
Net income attributable to preferred shareholders and other equity instrument holders of the Bank(2)	129	130	117		155	217	220	216
Preferred and other equity instrument dividends(3)	(129)	(130)	(117)		(155)	(217)	(220)	(216)
Issued	1,560	1,350	–		–	–	–	409
Redeemed	(575)	(690)	–		(1,150)	(300)	–	–
Balance at end of year	$4,579	$3,594	$2,934		$2,934	$4,084	$4,384	$4,384
Non-controlling interests
Balance at beginning of year	1,570	1,460	1,312		1,155	1,743	1,500	579
IFRS adjustment	–	–	–		(17)	(797)	(891)	936
Restated balances	1,570	1,460	1,312		1,138	946	609	1,515
Net income attributable to non-controlling interests	238	251	199		227	231	196	149
Distributions to non-controlling interests	(133)	(116)	(86)		(76)	(80)	(44)	(181)
Effect of foreign exchange and others	(83)	(25)	35		23	41	185	17
Balance at end of year	$1,592	$1,570	$1,460		$1,312	$1,138	$946	$1,500
Total equity at end of year	$61,625	$57,821	$53,479		$49,211	$45,387	$39,665	$32,240

(1)	Relates to the adoption of new financial instruments accounting standards under CGAAP.
(2)	Under CGAAP, net income attributable to preferred shareholders was included in retained earnings.
(3)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(4)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(5)	To reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.
(6)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.
(7)	Under CGAAP, amounts represent Contributed Surplus.

T83 Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31 ($ millions)	2017	2016	2015	2014	2013	2012	2011
Net income	$8,243	$7,368	$7,213	$7,298	$6,610	$6,390	$5,330
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses)	(1,259)	396	1,855	889	346	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities	(55)	(172)	(480)	(38)	110	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	(28)	258	55	(6)	93	116
Other comprehensive income from investments in associates	56	31	(9)	60	20	25	105
Items that will not be reclassified subsequently to net income							–
Net change in remeasurement of employee benefit plan asset and liability	592	(716)	(1)	(320)	563	(747)	–
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option(1)	(21)	(16)	15	N/A	N/A	N/A	N/A
Other comprehensive income from investments in associates	6	(10)	1	(2)	–	–	–
Other comprehensive income (loss)	(709)	(229)	1,436	583	1,132	(306)	(761)
Comprehensive income	$7,534	$7,139	$8,649	$7,881	$7,742	$6,084	$4,569
Comprehensive income attributable to:
Common shareholders of the Bank	$7,213	$6,772	$8,408	$7,477	$7,298	$5,694	$4,199
Preferred shareholders and other equity instrument holders of the Bank	129	130	117	155	217	220	216
Non-controlling interests in subsidiaries	192	237	124	249	227	170	96
Capital instrument equity holders	–	–	–	–	–	–	58
	$7,534	$7,139	$8,649	$7,881	$7,742	$6,084	$4,569

(1)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior year comparatives have not been restated for the adoption of this standard in 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007

$4,946	$3,829	$3,566	$3,425
804	1,117	266	184
–	–	(3)	(43)
$5,750	$4,946	$3,829	$3,566

19,916	18,549	17,460	15,843
–	–	–	–
19,916	18,549	17,460	15,843
–	–	–	(61	)(1)
4,239	3,547	3,140	4,045
(201)	(186)	(107)	(51)
(2,023)	(1,990)	(1,896)	(1,720)
–	–	(37)	(586)
1	(4)	(11)	(10)
$21,932	$19,916	$18,549	$17,460

(3,800)	(3,596)	(3,857)	(2,321)
–	–	–	–
(3,800)	(3,596)	(3,857)	(2,321)
–	595 (6)	–	683
(251)	(799)	261	(2,219)
$(4,051)	$(3,800)	$(3,596)	$(3,857)

–	–	–	–
25	–	–	–
–	–	–	–
$25	$–	$–	$–
$23,656	$21,062	$18,782	$17,169

3,710	2,860	1,635	600

–	–	–	–
–	–	–	–
265	850	1,225	1,035
–	–	–	–
$3,975	$3,710	$2,860	$1,635

554	502	N/A	N/A
–	–	–	–
554	502	N/A	N/A
100	114	N/A	N/A
(35)	(36)	N/A	N/A
(40)	(26)	N/A	N/A
$579	$554	$502	$497
$28,210	$25,326	$22,144	$19,301

CGAAP

2010	2009	2008	2007
$4,339	$3,661	$3,259	$4,163

(591)	(1,736)	2,368	(2,228)

278	894	(1,588)	(67)

62	43	(519)	76
–	–	–	–

–	–	–	–
N/A	N/A	N/A	N/A
–	–	–	–
(251)	(799)	261	(2,219)
$4,088	$2,862	$3,520	$1,944

$3,787	$2,562	$3,294	$1,775

201	186	107	51
100	114	119	118
–	–	–	–
$4,088	$2,862	$3,520	$1,944

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T84 Other statistics

	IFRS

For the year ended October 31	2017	2016	2015	2014	2013	2012	2011
Operating performance
Basic earnings per share ($)	6.55	5.80	5.70	5.69	5.15	5.27	4.63
Diluted earnings per share ($)	6.49	5.77	5.67	5.66	5.11	5.18	4.53
Return on equity (%)	14.6	13.8	14.6	16.1	16.6	19.9	20.3
Productivity ratio (%)	53.9	55.2	54.2	53.4	54.8	53.1	54.8
Return on assets (%)	0.90	0.81	0.84	0.92	0.88	0.97	0.91
Core banking margin (%)(1)	2.46	2.38	2.39	2.39	2.31	2.31	2.32
Net interest margin on total average assets (%)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Capital measures(2)
Common Equity Tier 1 (CET1) capital ratio (%)	11.5	11.0	10.3	10.8	9.1	N/A	N/A
Tier 1 capital ratio (%)	13.1	12.4	11.5	12.2	11.1	13.6	12.2
Total capital ratio (%)	14.9	14.6	13.4	13.9	13.5	16.7	13.9
Leverage ratio (%)	4.7	4.5	4.2	N/A	N/A	N/A	N/A
Common share information
Closing share price ($)(TSX)	83.28	72.08	61.49	69.02	63.39	54.25	52.53
Number of shares outstanding (millions)	1,199	1,208	1,203	1,217	1,209	1,184	1,089
Dividends paid per share ($)	3.05	2.88	2.72	2.56	2.39	2.19	2.05
Dividend yield (%)(3)	4.0	4.7	4.4	3.8	4.1	4.2	3.7
Price to earnings multiple (trailing 4 quarters)	12.7	12.4	10.8	12.1	12.3	10.3	11.3
Book value per common share ($)	46.24	43.59	40.80	36.96	33.23	28.99	24.20
Other information
Average total assets ($ millions)	912,619	913,844	860,607	795,641	748,901	659,538	586,101
Number of branches and offices	3,003	3,113	3,177	3,288	3,330	3,123	2,926
Number of employees	88,645	88,901	89,214	86,932	86,690	81,497	75,362
Number of automated banking machines	8,140	8,144	8,191	8,732	8,471	7,341	6,260

(1)	Refer to page 14 for a discussion of non-GAAP measures.
(2)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules as an all-in basis. Comparative amounts for periods 2012-2008 were determined in accordance with Basel II rules. Amounts prior to 2008 were determined in accordance with Basel I rules and have not been restated.
(3)	Based on the average of the high and low common share price for the year.

122    |    2 0 1 7   S C O T I A B A N K   A N N  U A L   R E P O R T

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007

3.91	3.32	3.07	4.04
3.91	3.31	3.05	4.01
18.3	16.7	16.7	22.0
52.8	54.8	61.4	56.0
0.84	0.71	0.72	1.03
N/A	N/A	N/A	N/A

1.67	1.62	1.66	1.76

N/A	N/A	N/A	N/A
11.8	10.7	9.3	9.3
13.8	12.9	11.1	10.5
N/A	N/A	N/A	N/A

54.67	45.25	40.19	53.48

1,043	1,025	992	984
1.96	1.96	1.92	1.74
3.9	5.4	4.3	3.4

14.0	13.6	13.1	13.2
22.68	20.55	18.94	17.45

515,991	513,149	455,539	403,475
2,784	2,686	2,672	2,331
70,772	67,802	69,049	58,113

5,978	5,778	5,609	5,283

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